2005

ANNUAL REPORT THE FABRIC OF GLOBAL ELECTRONIC PAYMENTS

TRANSACTION SYSTEMS ARCHITECTS, INC.


06023847

TRANSACTION SYSTEMS ARCHITECTS, INC. IS A GLOBAL PROVIDER OF SOFTWARE FOR ELECTRONIC PAYMENTS. THE COMPANY SERVES MORE THAN 800 CUSTOMERS IN THE FINANCE, RETAIL AND TRANSACTION PROCESSING INDUSTRIES. CUSTOMERS USE TSA SOFTWARE TO:

- Process transactions generated at ATMs, merchant point-of-sale devices, wireless devices, Internet commerce sites and bank branches
- Process high-value payments on behalf of corporate clients
- Detect and prevent debit card fraud, credit card fraud, merchant fraud and money laundering
- Authorize checks written in retail locations
- Establish frequent shopper programs
- Automate transaction settlement, card management and claims processing
- Issue and manage multi-function applications on smart cards
- Deliver documents via the Internet in a secure manner
- Facilitate communication, data movement, transaction processing, systems monitoring and business process automation across incompatible computing systems

TSA MAINTAINS ITS GLOBAL PRESENCE WITH SALES AND SUPPORT OFFICES THROUGHOUT NORTH AND SOUTH AMERICA, EUROPE, THE MIDDLE EAST, AFRICA, ASIA AND AUSTRALIA.

# DEAR SHAREHOLDER,

Consistency. Longevity. Vision. Enduring partnerships. These are all appropriate words to describe Transaction Systems Architects. During fiscal 2005, our principal operating unit, ACI Worldwide, celebrated its 30th year in business – a remarkable feat in the information technology industry.

From humble beginnings in Omaha, Nebraska, in 1975, our industry footprint now includes more than 800 customers in 84 countries. Our solutions span a wide range of technologies and address a broad spectrum of electronic payments needs for the world's largest banks, retailers and payment processors. TSA solutions form the backbone of many of the world's largest regional, national and global payment systems. In effect, our solutions form a key part of the fabric of global economic development, helping drive the transition from "paper to pulse." Our customers are leaders in helping to drive this transition, and our solutions represent a critical part of the process.

2005 was a good year for TSA. Our financial results were strong as highlighted by a 7 percent growth in revenues, 18 percent growth in operating income and continued maintenance of a fortress balance sheet. During the fiscal year, we strengthened our market position with the acquisition of S2 Systems and spent $33 million repurchasing our stock. With that, we ended the fiscal year with $156 million in cash, cash equivalents and marketable securities with almost no debt.

Overall we believe the key market drivers for our business are sound and, in some cases, accelerating. Electronic payment volumes continue to grow around the world, driven by cost and consumer acceptance dynamics. Recent studies show that in the U.S., debit transaction volumes at the point of sale now exceed credit card transaction volumes. Check volumes are decreasing in many major markets of the world, including the U.S. (and are almost nonexistent in countries such as Canada, Australia and the United Kingdom). We're beginning to see debit cards used in even more high-volume settings like fast food. As our customers' systems continue to grow, we leverage that trend by licensing them additional capacity and new features. At the same time, we continue to add new customers as industry change drives obsolescence of older payment solutions.

At a macro level, our customers drive significant volumes through our systems. Our BASE24 customers use our software to process over 55 billion consumer banking transactions per year. Our U.S. customers alone processed more than 18 billion ATM and POS transactions in the past year, while our customers in Canada and the United Kingdom processed over 6 billion. Our wholesale banking customers use ACI software to process an estimated $1.3 trillion dollars per day in high-value payments through networks like SWIFT, Fedwire and CHIPS. TSA is very much a part of the fabric of the global electronic payments landscape.

In addition to the ongoing growth in electronic payment volumes, we see growing opportunities in fraud detection and management, smart card management, transaction settlement and payments convergence. Our solutions are uniquely positioned to help customers with end-to-end, integrated capabilities, enabling customers to reduce cost, enhance service levels, offer highly tuned marketing programs and manage enterprise risk. Underlying that, our e-infrastructure solutions form the "glue" necessary to link our solutions to highly complex, high-volume legacy systems environments, allowing customers to leverage investments in existing technology at the same time they deploy new services.

Early in October, we announced a reorganization of the company into one operating unit, ACI Worldwide. This reorganization was, in part, a result of listening closely to our customers who preferred to deal with one strategic supplier across the enterprise. With the new structure, we are positioned to develop even closer relationships with our customers as we offer them an integrated set of solutions for payment processing, transaction authorization and authentication, and risk management. The new organization will also allow us to address the emerging desire for banks to re-use common functions for payments processing across the enterprise, and we are now more efficient than ever in our ability to take those solutions to market.

As we look forward, we see that major financial institutions, retailers and payments processors of the world will demand even higher levels of scalability, reliability and integration from their solution providers. Just as important, they are looking for trusted advisors and long-term partners in the development of enterprise payments infrastructures. TSA's track record for delivering proven solutions to these unique challenges positions us to respond successfully to these demands.

We've enjoyed great success as a company, but there are still opportunities ahead. I'd like to thank our employees for making TSA a world-class organization, and I challenge them to take TSA to the next level of growth, profitability and market leadership. The ongoing support of our customers, partners and shareholders is critical to our ability to meet our future challenges, and we appreciate their continued confidence in the company.



Philip G. Heasley
President and Chief Executive Officer

AT THE CLOSE OF FISCAL 2005, TSA COMBINED ITS THREE BUSINESS UNITS OF ACI WORLDWIDE, INTRANET WORLDWIDE AND INSESSION TECHNOLOGIES INTO ONE OPERATING UNIT UNDER THE ACI WORLDWIDE BRAND. WE BELIEVE THIS NEW STRUCTURE PROVIDES THE COMPANY WITH THE BEST OPPORTUNITIES FOR FOCUS, OPERATING EFFICIENCY AND STRATEGIC ACQUISITION INTEGRATION. THE FOLLOWING REVIEW REPRESENTS THE THREE BUSINESS UNITS AS THEY EXISTED THROUGHOUT FISCAL 2005.





## ACI WORLDWIDE

ACI Worldwide added several new customers during the year and now supplies software to over 580 customers, including 111 of the world's top 500 banks.

The company continues to provide the "gold standard" in consumer payments solutions. During 2005, ACI marked the strength of its long-term relationships by celebrating 20-year anniversaries with more than 30 customers. The company licensed 40 new applications to existing clients and saw several customers renew their commitment to ACI software through term license renewals.

Growth in the volume and complexity of electronic payments continues worldwide, providing continued opportunity for ACI's proven solutions. In 2005, ACI software was instrumental in enabling modern payment systems in emerging markets including Ethiopia, Algeria and Rwanda.

Financial institutions are also under continued pressure to improve risk management associated with their payment networks. Through the combination of EMV support and solutions such as ACI Proactive Risk Manager,™ BASE24-es™ for Enhanced Authorization, and ACI Smart Chip Manager,™ the company offers a breadth of proven products to help customers manage risk more effectively. With nearly 100 clients using ACI risk management solutions, the company's customers have saved millions of dollars in account losses.

BASE24-es is ACI's next-generation solution for payments processing, and it continued to attract new customers in 2005. BASE24-es systems are now live on HP, IBM and Sun platforms, demonstrating the flexibility of ACI's open systems strategy. Nearly one-third of BASE24 customers have implemented some component of BASE24-es to begin their evolution to the new architecture.

## INTRANET WORLDWIDE

IntraNet Worldwide, Inc. maintained its role as a key provider of wholesale payment and messaging solutions in 2005. The company's suite of software products provides maximum performance and dependability in highly complex and real time wholesale payment environments. IntraNet software processes an estimated $1.3 trillion in wholesale payments every day.

During 2005, the latest version of IntraNet's iMTS™ software extended IntraNet's global processing capabilities for the European and Asia Pacific markets. In addition, IntraNet completed the migration of all its customers to the Unix-based version of its software and went live with a browser-based front-end product, Remote Payment Initiation and Inquiry.

IntraNet is a prime partner of SWIFT, the Society for Worldwide Interbank Financial Telecommunication. IntraNet earned SWIFTReady Gold accreditation for payments for the eighth consecutive year. SWIFT issues this accreditation only for those solutions that prove their support of SWIFT's standards, products and services in addition to the straight-through processing needs of financial institutions. IntraNet also integrated into iMTS a new SWIFT based product called FileAct, which is now live at a major custodial bank.

## INSESSION TECHNOLOGIES

Insession Technologies provides solutions that facilitate communication, data movement, transaction processing, workflow and systems monitoring across and between heterogeneous computing systems as well as the Internet. In 2005, Insession increased its customer count to more than 380 customers worldwide.

Insession also responded to a growing demand for web services solutions with two of its infrastructure offerings, WebGate:Secure Transaction Services (STS) and WorkPoint.

WebGate software allows customers to web-enable existing applications. WebGate:STS is a suite of existing solutions that simplify the complexities of delivering secure transactions, Web services and automated business processes.

Insession announced three major enhancements to WorkPoint in 2005. The solution now incorporates a powerful Business Rules Engine, an enterprise modeling tool, and a dynamic gateway to help customers quickly and easily deploy front-end screens and applications. The combination offers business users and IT staff a way to continually review and enhance enterprise processes and practices.

Throughout the year Insession also leveraged its two premier products, ICE and GoldenGate. ICE, or Internet Communications for the Enterprise, is a multifaceted software solution that delivers a range of communications services for HP NonStop users. GoldenGate provides capture and delivery of large volumes of data across varied computing systems. GoldenGate is developed and supported by GoldenGate Software, Inc. and distributed by Insession Technologies.

## IN EFFECT, OUR SOLUTIONS FORM A KEY PART OF THE FABRIC OF GLOBAL ECONOMIC DEVELOPMENT, HELPING DRIVE THE TRANSITION FROM "PAPER TO PULSE."





# UNITED STATES SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**

# FORM 10-K

**ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended September 30, 2005**

**Commission File Number 0-25346**

# TRANSACTION SYSTEMS ARCHITECTS, INC.

(Exact name of registrant as specified in its charter)

| | |
|---|---|
| **Delaware**<br>(State or other jurisdiction of incorporation or organization) | **47-0772104**<br>(I.R.S. Employer Identification No.) |
| **224 South 108th Avenue**<br>**Omaha, Nebraska 68154**<br>(Address of principal executive offices, including zip code) | **(402) 334-5101**<br>(Registrant's telephone number, including area code) |

***Securities registered pursuant to Section 12(b) of the Act: None***

***Securities registered pursuant to Section 12(g) of the Act:***

**Common Stock, $.005 par value**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.

Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).

Yes ☑ No ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes ☐ No ☑

The aggregate market value of the Company's voting common stock held by non-affiliates of the registrant on March 31, 2005 (the last business day of the registrant's most recently completed second fiscal quarter), based upon the last sale price of the common stock on that date of $23.15, was $770,609,815. For purposes of this calculation, executive officers, directors and holders of 10% or more of the outstanding shares of the registrant's common stock are deemed to be affiliates of the registrant.

As of November 30, 2005, there were 37,252,883 shares of the registrant's common stock outstanding (including 2,212 options to purchase shares of the registrant's common stock at an exercise price of one cent per share).

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of the registrant's definitive Proxy Statement for the Annual Meeting of Stockholders to be held on March 7, 2006 are incorporated by reference in Part III herein. The Company intends to file such Proxy Statement with the Securities and Exchange Commission no later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

## TABLE OF CONTENTS

### Forward-Looking Statements

This report contains forward-looking statements based on current expectations that involve a number of risks and uncertainties. Generally, forward-looking statements do not relate strictly to historical or current facts, and include words or phrases such as "management anticipates," "the Company believes," "the Company anticipates," "the Company expects," "the Company plans," "the Company will," "the Company is well positioned," and words and phrases of similar impact, and include, but are not limited to, statements regarding future operations, business strategy, business environment and key trends, as well as statements related to expected financial and other benefits from the Company's recent acquisition of S2 Systems, Inc. and those related to the organizational restructuring. The forward-looking statements are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Any or all of the forward-looking statements in this document may turn out to be incorrect. They may be based on inaccurate assumptions or may not account for known or unknown risks and uncertainties. Consequently, no forward-looking statement is guaranteed, and the Company's actual future results may vary materially from the results expressed or implied in the Company's forward-looking statements. The cautionary statements in this report expressly qualify all of the Company's forward-looking statements. In addition, the Company is not obligated, and does not intend, to update any of its forward-looking statements at any time unless an update is required by applicable securities laws. Factors that could cause actual results to differ from those expressed or implied in the forward-looking statements include, but are not limited to, those discussed in Item 1A in the section entitled "Risk Factors — Factors That May Affect the Company's Future Results or the Market Price of the Company's Common Stock."

### Trademarks and Service Marks

ACI, the ACI logo, Insession, IntraNet, the IntraNet logo, BASE24, ON/2, OpeN/2, WorkPoint, ENGUARD, Network Express, PaymentWare and CO-ach, among others, are registered trademarks and/or registered service marks of Transaction Systems Architects, Inc., or one of its subsidiaries, in the United States and/or other countries. BASE24-es, WINPAY24, NET24, e-Courier, Commerce Gateway, Smart Chip Manager, Proactive Risk Manager, PRM, ICE, WebGate, SafeTGate, DataWise, Money Transfer System, and iMTS, among others, have pending registrations or are common-law trademarks and/or service marks of Transaction Systems Architects, Inc., or one of its subsidiaries, in the United States and/or other countries. Other parties' marks are the property of their respective owners.

## PART I

## Item 1. BUSINESS

### General

Transaction Systems Architects, Inc., a Delaware corporation, and its subsidiaries (collectively referred to as "TSA" or the "Company") develop, market, install and support a broad line of software products and services primarily focused on facilitating electronic payments ("e-payments"). In addition to its own products, the Company distributes, or acts as a sales agent for, software developed by third parties. These products and services are used principally by financial institutions, retailers and e-payment processors, both in domestic and international markets. Most of the Company's products are sold and supported through distribution networks covering three geographic regions — the Americas, Europe/Middle East/Africa ("EMEA") and Asia/Pacific. Each distribution network has its own sales force and supplements this with independent reseller and/or distributor networks.

The e-payments market is comprised of debit and credit card issuers, switch interchanges, transaction acquirers, including financial institutions, retailers and e-payment processors, and transaction generators, including automated teller machines ("ATM"), retail merchant locations, bank branches, mobile phones and Internet commerce sites. The authentication, authorization, routing and settlement of e-payments is a complex activity due to the large number of locations and variety of sources from which transactions can be generated, the large number of debit and credit card issuers in the market, high transaction volumes, geographically dispersed networks, differing types of authorization, and varied reporting requirements. These activities are typically performed online and are conducted 24 hours a day, seven days a week.

The Company was formed as a Delaware corporation in November 1993 under the name ACI Holding, Inc. and is largely the successor to Applied Communications, Inc. and Applied Communications Inc. Limited, which the Company acquired from Tandem Computers Incorporated on December 31, 1993.

**Segment Information**

The Company had three operating segments during fiscal 2005 which are referred to throughout this annual report on Form 10-K as business units. These three business units are ACI Worldwide, Insession Technologies and IntraNet Worldwide. Each business unit has its own global sales and support organization. See Note 11 to the consolidated financial statements for additional information related to the Company's business units.

*Acquisition*

On July 29, 2005, the Company completed the acquisition of substantially all of the assets of S2 Systems, Inc. ("S2"), headquartered in Dallas, Texas with worldwide operations. S2 offered e-payment processing software similar to the Company's products, primarily those within the ACI Worldwide business unit. S2 licensed its software products in both domestic and international markets, and operated on a wide variety of open and proprietary computing technology, including Microsoft Windows, various Unix-based operating systems and Stratus VOS. S2's clients included financial institutions, retailers, e-payment processors and companies in various other industries. The Company purchased the assets of S2 in an effort to gain access to additional e-payments markets and expand the Company's presence in existing markets, acquire additional e-payments technology, and add personnel with open systems expertise. This acquisition is expected to be accretive in fiscal 2006, based on cost reductions for overlapping functions and the continued marketing and support of S2's products.

*Subsequent Event — Restructuring of Organization*

On October 5, 2005, the Company issued a press release announcing a restructuring of its organization, combining its three business units into one operating unit under the ACI Worldwide name. In examining the Company's market, opportunities and organization, it was decided that creating a single operating unit provides the Company with the best opportunities for focus, operating efficiency and strategic acquisition integration. Based on the reorganization, the Company expects to reduce its operating costs by eliminating redundant management and staff personnel, create a single point of contact for customers across the Company's product lines, and better position itself to offer enterprise-level solutions designed to address the emerging trend for converging e-payments processing. The Company expects annual pre-tax savings from this reorganization to be in the range of $6.4 million to $6.7 million.

As a result of its restructuring, the Company incurred $1.3 million in charges during fiscal 2005. During fiscal 2006, the Company expects to incur an additional $2.1 million to $2.8 million in restructuring and other costs to effect the reorganization offset by estimated first-year pre-tax savings of $5.8 million to $6.0 million. Estimated first-year savings are lower than estimated future-year savings as certain compensation-related expense reductions are for less than a full year during fiscal 2006. Most of the cash expenditures related to the aforementioned charges occur after September 30, 2005.

The Company anticipates that the restructuring will be substantially completed by the end of fiscal 2006. See Note 7 to the consolidated financial statements for additional information related to the restructuring and resulting charges from this reorganization. All information presented within this annual report on Form 10-K conforms to the business unit structure that was in place throughout fiscal 2005 and as of September 30, 2005.

In addition, as part of the reorganization, the Company announced the formation of a unit called "Software as a Service." This unit will offer customers the ability to use the Company's solutions pursuant to a service-based agreement as an alternative to the traditional license-based agreement. The Company plans to offer a range of services focused around its products, including facilities and domain management, to give its customers another option to access the Company's products. The Company may also use this new unit to house transaction-processing company acquisitions, or new partnerships with third-party processors.

***ACI Worldwide Business Unit***

Products in this business unit represent the Company's largest product line and include its most mature and well-established applications. Products and services in the ACI Worldwide business unit generated approximately 78%, 76% and 74% of the Company's fiscal 2005, 2004 and 2003 revenues, respectively. During fiscal 2005, 2004 and 2003, approximately 70%, 68% and 66%, respectively, of ACI Worldwide revenues resulted from international operations.

ACI Worldwide software products carry transactions from the transaction generators to the acquiring institutions. The software then uses regional or national switches to access the card issuers for approval or denial of the transactions. The software returns messages to the sources, thereby completing the transactions. Electronic payments software may be required to interact with dozens of devices, switch interchanges and communication protocols around the world.

Financial institutions, retailers and e-payment processors use ACI Worldwide software products to:

- Process transactions generated at ATM's
- Process transactions generated at merchant point-of-sale ("POS") devices, wireless devices and Internet commerce sites
- Process transactions generated at bank branches
- Detect and prevent debit card fraud, credit card fraud, merchant fraud and money laundering
- Authorize checks written in retail locations
- Establish frequent shopper programs
- Automate transaction settlement, card management and claims processing
- Issue and manage multi-functional applications on smart cards
- Deliver documents via the Internet in a secure manner

The Company offers two primary software product suites within the ACI Worldwide business unit — Payment Engines and Payments Management. An overview of major software products within these software product suites follows:

***Payment Engines***

- **BASE24.** BASE24 is an integrated family of software products marketed to customers operating e-payment networks in the consumer banking and retail industries. The modular architecture of the product enables customers to select the application and system components that are required to operate their networks. BASE24 offers a broad range of features and functions for e-payment processing. BASE24 allows customers to adapt to changing network needs by supporting over 40 different types of ATM and POS terminals, over 50 interchange interfaces, and various authorization and reporting options. The majority of ACI Worldwide's revenues were derived from licensing the BASE24 family of products and providing related services and maintenance.

The BASE24 product line operates exclusively on Hewlett-Packard ("HP") NonStop servers. The HP NonStop parallel-processing environment offers fault-tolerance, linear expandability and distributed processing capabilities. The combination of features offered by BASE24 and the HP NonStop technology are important characteristics in high volume, 24-hour per day e-payment systems.

- **BASE24-es.** BASE24-es is an integrated e-payments processing product that supports similar features as BASE24, but uses a more modern set of technologies and architecture. BASE24-es uses an object-based architecture and languages such as C++ and Java to offer a more flexible, open architecture for the processing of a wide range of card- and account-based e-payment transactions. BASE24-es also uses a scripting language to improve overall transaction processing flexibility and improve time to market for new services, reducing the need for traditional systems modifications. BASE24-es is licensed as a standalone e-payments solution for financial institutions, retailers and e-payment processors, and it represents the future platform to which current BASE24 customers are expected to migrate over time. BASE24-es, which operates on International Business Machines ("IBM") zSeries, IBM pSeries, HP NonStop, HP-UX and Sun Solaris servers, provides flexible integration points to other applications and data within enterprises to support 24-hour per day access to money, services and information.
- **WINPAY24.** WINPAY24 is an integrated suite of e-payments products that facilitates a broad range of capabilities, specifically focused on retailers. These capabilities include debit and credit card processing, automated clearing house ("ACH") processing, electronic benefits transfer, card issuance and management, check authorization, customer loyalty programs and returned check collection. The WINPAY24 products operate on the Microsoft Windows platform.
- **NET24.** NET24 is a message-oriented middleware product that acts as the layer of software that manages the interface between application software and computer operating systems and helps customers perform network and legacy systems integration projects. The NET24 product operates exclusively on the HP NonStop platform, and represents the middleware product on which BASE24 and BASE-es operate when deployed on HP NonStop servers. NET24 supports process management, network communications, systems configuration and management, and asynchronous messaging.
- **ON/2.** ON/2, a product acquired in the S2 asset acquisition, is an integrated e-payments processing system, exclusively designed for the Stratus VOS operating environment. It authenticates, authorizes, routes and switches transactions generated at ATM's and merchant POS sites.
- **OpeN/2.** OpeN/2, a product acquired in the S2 asset acquisition, is an integrated e-payments processing system, designed for open-systems environments such as Windows, UNIX and Linux. It offers a wide range of e-payments processing capabilities for financial institutions, retailers and e-payment processors.

***Payments Management***

- **ACI Proactive Risk Manager ("PRM").** PRM is a neural network-based fraud detection system designed to help card issuers, merchants, merchant acquirers and financial institutions combat fraud schemes. The system combines the pattern recognition capability of neural-network transaction scoring with custom risk models of expert rules-based strategies and advanced client/server account management software. PRM operates on IBM zSeries, HP NonStop, Sun Solaris and Microsoft Windows servers. There are six editions of PRM, each of which is tailored for specific industry needs. The six editions are debit, credit, merchant, private label, money laundering detection and enterprise.

- **ACI Payments Management Solutions.** Payments Management solutions are integrated products bringing value-added solutions to information captured during online processing. The suite of products includes management of dispute processing; card management and card statement products; merchant accounting applications; and settlement and reconciliation solutions for online and offline payment processing. The suite also includes a transaction warehouse product that accumulates and stores e-payment transaction information for subsequent transaction inquiry via browser-based presentation allowing transaction monitoring, alerting and executive analysis. These products operate on IBM zSeries, IBM pSeries, HP NonStop, Sun Solaris and Microsoft Windows servers.

- **ACI Card Management System ("CMS").** CMS is a complete plastic card system for issuing cards, maintaining account information, tracking card usage and providing customer service. It supports multiple account types and allows online display and modification of pertinent account information. It can be linked with a card authorization system for authorizing debit transactions from ATM and POS devices on the host system. Optionally, CMS can also be linked to a front-end processor for purposes of forwarding file maintenance activity and accepting financial transaction activity.

- **ACI Smart Chip Manager ("SCM").** SCM supports the deployment of stored-value and other chip card applications used at smart card-enabled devices. The solution facilitates authorization of funds transfers from existing accounts to cards. It also leverages chip technology to enhance debit/credit card authentication and security. SCM supports Europay/Mastercard/VISA ("EMV") standards for debit and credit card processing, and manages the complete lifecycle of the deployment of multi-function chip cards.

- **ACI e-Courier.** ACI e-Courier delivers documents, including bills, alerts, statements and other notifications via the Internet in a secure manner. Customers can receive documents via e-mail or through multiple delivery channels. Documents can be delivered directly to customers' e-mail accounts, eliminating the need for retrieval from Web sites. Documents are authentic and private, delivered through built-in industry-standard encryption and digital signature capabilities.

The Company has shifted its sales focus within the ACI Worldwide business unit from more-established products to its newer BASE24-es product and its Payments Management solutions. As a result of this shift to newer products, the Company experiences, absent other factors, an increase in deferred revenues and a corresponding decrease in revenues due to differences in the timing of revenue recognition for the respective products. Revenues under newer products are typically recognized upon acceptance, or first production use by the customer, due to uncertainties surrounding customer acceptance of the product, whereas revenues from mature products, such as BASE24, are generally recognized upon delivery of the product (assuming all other requirements for revenue recognition have been met).

During fiscal 2005, 2004 and 2003, approximately 57%, 59% and 61%, respectively, of the Company's total revenues were derived from licensing the BASE24 product line, which does not include the BASE24-es product, and providing related services and maintenance, and approximately 74%, 77% and 82%, respectively, of ACI Worldwide revenues were derived from licensing the BASE24 product line and providing related services and maintenance.

***Insession Technologies Business Unit***

Products and services in the Insession Technologies business unit generated approximately 13%, 13% and 12% of the Company's fiscal 2005, 2004 and 2003 revenues, respectively. During fiscal 2005, 2004 and 2003, approximately 39%, 38% and 32%, respectively, of Insession Technologies revenues resulted from international operations. A significant portion of the Insession Technologies business involves the distribution of third-party products in exchange for sales agency fees.

Insession Technologies' market is comprised of large corporations, including financial institutions, telecommunication companies, retailers and other entities, with the need to move business data or financial information and process business transactions electronically over public and private communications networks. These companies typically have many different computing systems that were not originally designed to operate together, and they typically want to preserve their investments in existing mainframe computer systems.

The Insession Technologies business unit markets and supports a suite of infrastructure software products that facilitate communication, data movement, transaction processing, systems monitoring and business process automation across incompatible computing systems that include mainframes, distributed computing networks and the Internet. The primary Company-owned software products within this business unit are ICE, WebGate, SafeTGate, WorkPoint, ENGUARD and DataWise. In addition, as part of the S2 acquisition, the Company acquired a product called Network Express. The primary third-party products distributed within this business unit are GoldenGate, VersaTest, SQLMagic and OpenNET/AO. ICE is a set of networking software products that allow applications running on the HP NonStop server to connect with applications running on, or access data stored on, computers that use the Systems Network Architecture protocol. WebGate is a product suite that allows HP NonStop servers to communicate with applications using web-based technology. SafeTGate is a family of security solutions that work in conjunction with ICE and WebGate. GoldenGate and DataWise are transactional data management products that capture, route, enhance and apply transactions in real time across a wide variety of data sources, most commonly for business continuity and data integration. WorkPoint enables enterprises to model processes over a distributed corporate network. ENGUARD is a proactive monitoring, alarm and dispatching software tool. SQLMagic is designed to improve system and database administration for HP NonStop servers. VersaTest provides online testing, simulation and support utilities for HP NonStop servers. OpenNET/AO provides policy-based management, monitoring and automation designed specifically for continuous availability of HP NonStop servers. Network Express provides network communications and middleware capabilities to support legacy systems integration and connectivity.

In fiscal 2005, 2004 and 2003, approximately 45%, 49% and 55%, respectively, of Insession Technologies revenues were derived from licensing and maintenance of the ICE family of products, and approximately 23%, 20% and 19%, respectively, of Insession Technologies revenues were from the GoldenGate product, primarily in the form of sales agency fees.

***IntraNet Worldwide Business Unit***

Products and services in the IntraNet Worldwide business unit generated approximately 9%, 11% and 14% of the Company's fiscal 2005, 2004 and 2003 revenues, respectively. During fiscal 2005, 2004 and 2003, approximately 9%, 17% and 25%, respectively, of IntraNet Worldwide revenues resulted from international operations.

IntraNet Worldwide's market is comprised of global, super-regional and regional financial institutions that provide treasury management services to large corporations. In addition, the market includes non-bank financial institutions with the need to conduct their own internal treasury management activities.

Products in this business unit include solutions for high value payments processing, bulk payments processing, global messaging and Continuous Link Settlement processing, and are collectively referred to as PaymentWare. The high value payments processing products, which produce the majority of revenues within the PaymentWare solution set, are used to generate, authorize, route, settle and control high value wire transfer transactions in domestic and international environments. The principal high value payments processing product is international Money Transfer System ("iMTS"), which is used by financial institutions to facilitate business-to-business e-payments. The iMTS product operates on the IBM eServer pSeries with AIX operating system and communicates over proprietary networks using a variety of messaging formats, including S.W.I.F.T., EBA, Target, Ellips, CEC, RTGSplus, Fedwire, CHIPS and Telex.

The bulk payments processing product is CO-ach, which is used by financial institutions to automatically deposit paychecks and process other ACH transactions. The IntraNet Worldwide business unit no longer actively markets the CO-ach product, and recognized minimal revenues from the product during fiscal 2004. During fiscal 2003, however, approximately 16% of IntraNet Worldwide revenues were derived from licensing of the CO-ach product and providing related services and maintenance, of which approximately $3.6 million (10% of IntraNet Worldwide revenues) in software license fee revenues resulted from the completion of the final phase of an ACH project with a large European bank.

During fiscal 2005, 2004 and 2003, approximately 91%, 91% and 73%, respectively, of IntraNet Worldwide revenues were derived from licensing of the iMTS product and providing related services and maintenance.

**Third-Party Partners**

The Company has two major types of third-party partners: strategic alliances where the Company works closely with industry leaders who drive key industry trends and mandates, and product partners, where the Company markets the products of other software companies.

Strategic alliances help the Company add value to its solutions, stay abreast of current market conditions, and extend the Company's reach within its core markets. The following is a list of those companies with whom the Company has strategic alliances:

- Hewlett-Packard Company
- IBM Corporation
- Sun Microsystems, Inc.
- Stratus Technologies
- Microsoft Corporation
- Diebold, Incorporated
- NCR Corporation
- Wincor-Nixdorf
- Visa International
- MasterCard International Incorporated
- Oracle Corporation
- Unisys Corporation

Product partner relationships extend the Company's product portfolio, improve the Company's ability to get its solutions to market rapidly and enhance the Company's ability to deliver market-leading solutions. The Company shares revenues with these product partners based on relative responsibilities for the customer account. The agreements with product partners generally grant the Company the right to distribute or represent their products on a worldwide basis and have a term of several years. The following is a list of currently active product partners:

- GoldenGate, Inc.
- Merlon Software Corporation
- Ascert, LLC
- Gresham Computing, PLC
- Allen Systems Group, Inc.
- ESQ Business Services, Inc.
- ACE Software Solutions, Inc.
- Faircom Corporation
- Paragon Application Systems, Inc.
- Financial Software and Services, PTT
- IBM Corporation
- CB.Net Ltd.
- Side International S.A.
- eClassic Systems

**Services**

Each business unit offers its customers a wide range of professional services, including analysis, design, development, implementation, integration and training. These business unit services organizations generally perform the majority of the work associated with installing and integrating its software products, rather than relying on third-party systems integrators. The Company's service professionals have extensive experience performing such installation and integration services for clients operating on a range of computing platforms. The Company offers the following types of services for its customers:

- **Technical Services.** The majority of the Company's technical services are provided to customers who have licensed one or more of the Company's software products. Services offered include programming and programming support, day-to-day systems operations, network operations, help desk staffing, quality assurance testing, problem resolution, system design, and performance planning and review. Technical services are typically priced on a weekly basis according to the level of technical expertise required and the duration of the project.
- **Project Management.** The Company offers a Project Management and Implementation Plan ("PMIP") which provides customers with a variety of support services, including on-site product integration reviews, project planning, training, site preparation, installation, testing and go-live support, and project management throughout the project life cycle. The Company offers additional services, if required, on a fee basis. PMIPs are offered for a fee that varies based on the level and quantity of included support services.
- **Facilities Management.** The Company offers facilities management services whereby the Company operates a customer's e-payments system for multi-year periods. Pricing and

payment terms for facilities management services vary on a case-by-case basis giving consideration to the complexity of the facility or system to be managed, the level and quantity of technical services required, and other factors relevant to the facilities management agreement.

## Customer Support

Each business unit provides its customers with product support that is available 24 hours a day, seven days a week. If requested by a customer, each business unit's product support group can remotely access that customer's systems on a real-time basis. This allows the product support groups to help diagnose and correct problems to enhance the continuous availability of a customer's business-critical systems. The Company offers its customers both a general maintenance plan and an extended service option.

- **General Maintenance.** After software installation and project completion, the Company provides maintenance services to customers for a monthly fee. Maintenance services include:
  - 24-hour hotline for problem resolution
  - Customer account management support
  - Vendor-required mandates and updates
  - Product documentation
  - Hardware operating system compatibility
  - User group membership
- **Enhanced Support Program.** Under the extended service option, referred to as the Enhanced Support Program, each customer is assigned an experienced technician to work with its system. The technician typically performs functions such as:
  - Install and test software fixes
  - Retrofit customer-specific software modifications ("CSMs") into new software releases
  - Answer questions and resolve problems related to CSM code
  - Maintain a detailed CSM history
  - Monitor customer problems on HELP24 hotline database on a priority basis
  - Supply on-site support, available upon demand
  - Perform an annual system review

The Company provides new releases of its products on a periodic basis. New releases of the Company's products, which often contain product enhancements, are typically provided at no additional fee for customers under maintenance agreements. The Company's agreements with its customers permit the Company to charge for substantial product enhancements that are not provided as part of the maintenance agreement.

## Competition

The e-payments market is highly competitive and subject to rapid change. Competitive factors affecting the market for the Company's products and services include product features, price, availability of customer support, ease of implementation, product and company reputation, and a commitment to continued investment in research and development.

The Company's most significant competition comes from in-house information technology departments of existing and potential customers, as well as third-party e-payments processors (some of whom are ACI Worldwide customers). The principal third-party software competitors for the ACI Worldwide business unit are eFunds Corporation, Fair Isaac Corporation and S1 Corporation. As markets continue to evolve in the electronic commerce, smart card and secure document delivery sectors, the Company may encounter new competitors to its products and services. As e-payment transaction volumes increase and banks face price competition, third-party processors will constitute stronger competition to the Company's efforts to market its solutions to smaller financial institutions. In the larger financial institution market, the Company believes that third-party processors will be less competitive since large institutions attempt to differentiate their e-payment product offerings from their competition. The primary competitor for the Insession Technologies business unit is Hewlett-Packard Company. In the IntraNet Worldwide business unit, the Company's most significant competition comes from LogicaCMG plc and Fundtech Ltd., and from in-house development units at large financial institutions around the world.

**Research and Development**

The Company's product development efforts focus on new products and improved versions of existing products. The Company facilitates user group meetings. The user groups are generally organized geographically or by product lines. The groups help the Company determine its product strategy, development plans and aspects of customer support. The Company believes that the timely development of new applications and enhancements is essential to maintain its competitive position in the market.

In developing new products, the Company works closely with its customers and industry leaders to determine requirements. The Company works with device manufacturers, such as Diebold, NCR and Wincor-Nixdorf, to ensure compatibility with the latest ATM technology. The Company works with interchange vendors, such as MasterCard and Visa, to ensure compliance with new regulations or processing mandates. The Company works with computer hardware and software manufacturers, such as Hewlett-Packard Company, IBM Corporation, Microsoft Corporation, Sun Microsystems, Inc. and Stratus Technologies, Inc. to ensure compatibility with new operating system releases and generations of hardware. Customers often provide additional information on requirements and serve as beta-test partners.

The Company's total research and development expenses during fiscal 2005, 2004 and 2003 were $39.7 million, $38.0 million and $35.4 million, or 12.7%, 13.0% and 12.8% of total revenues, respectively.

**Customers**

The Company provides software products and services to customers in a range of industries worldwide, with financial institutions, retailers and e-payment processors comprising its largest industry segments. As of September 30, 2005, the Company's customers include 111 of the 500 largest banks in the world, as measured by asset size, and 35 of the top 100 retailers in the United States, as measured by revenue. As of September 30, 2005, the Company had 820 customers in 84 countries on six continents. Of this total, 452 are in the Americas region, 204 are in the EMEA region and 164 are in the Asia/Pacific region. No single customer accounted for more than 10% of the Company's consolidated revenues during fiscal 2005, 2004 or 2003.

**Selling and Marketing**

The Company's primary method of distribution is direct sales by employees assigned to specific regions or specific products. In addition, the Company uses distributors and sales agents to supplement its direct sales force in countries where business practices or customs make it appropriate, or where it is more economical to do so. The Company generates a majority of its sales leads through existing relationships with vendors, direct marketing programs, customers and prospects, or through referrals.

Key international distributors and sales agents for the Company include:

- PTESA (Colombia)
- PTESAVEN (Venezuela)
- North Data (Uruguay)
- Hewlett-Packard Peru (Peru)
- P.T. Abhimata Persada (Indonesia)
- Financial Software and Systems, Ltd. (India)
- HP Philippines (Philippines)
- Korea Computer, Inc. (Korea)
- Sahaviriya Infortech Computers Co. Ltd (Thailand)
- Syscom (Taiwan and China)

The Company distributes the products of other vendors as complements to its existing product lines. The Company is typically responsible for sales and marketing. The Company's agreements with these vendors generally provide for revenue sharing based on relative responsibilities.

In addition to its principal sales office in Omaha, the Company has sales offices located outside the United States in Athens, Bahrain, Buenos Aires, Dubai Internet City, Gouda, Johannesburg, Madrid, Melbourne, Mexico City, Milan, Moscow, Naples, Paris, Riyadh, Sao Paulo, Seoul, Singapore, Sydney, Tokyo, Toronto, Watford and Wiesbaden.

**Proprietary Rights and Licenses**

The Company relies on a combination of trade secret and copyright laws, license agreements, contractual provisions and confidentiality agreements to protect its proprietary rights. The Company distributes its software products under software license agreements that typically grant customers nonexclusive licenses to use the products. Use of the software products is usually restricted to designated computers, specified locations and/or specified capacity, and is subject to terms and conditions prohibiting unauthorized reproduction or transfer of the software products. The Company also seeks to protect the source code of its software as a trade secret and as a copyrighted work. Despite these precautions, there can be no assurance that misappropriation of the Company's software products and technology will not occur.

In addition to its own products, the Company distributes, or acts as a sales agent for, software developed by third parties. However, the Company typically is not involved in the development process used by these third parties. The Company's rights to such third party products and the associated intellectual property rights are limited by the terms of the contractual agreement between the Company and the respective third party.

Although the Company believes that its owned and licensed intellectual property rights do not infringe upon the proprietary rights of third parties, there can be no assurance that third parties will not assert infringement claims against the Company. Further, there can be no assurance that intellectual property protection will be available for the Company's products in all foreign countries.

Like many companies in the electronic commerce and other high-tech industries, third parties have in the past and may in the future assert claims or initiate litigation related to patent, copyright, trademark or other intellectual property rights to business processes, technologies and related standards that are relevant to the Company and its customers. These assertions have increased over time as a result of the general increase in patent claims assertions, particularly in the United States. Third parties may also claim that the third party's intellectual property rights are being infringed by the Company's customers' use of a business process method which utilizes the Company's products in conjunction with other products, which could result in indemnification claims against the Company by customers. Any claim against the Company, with or without merit, could be time-consuming, result in costly litigation, cause product delivery delays, require the Company to enter into royalty or licensing agreements or pay amounts in settlement, or require the Company to develop alternative non-infringing technology. A successful claim by a third party of intellectual property infringement by the Company or one of its customers could compel the Company to enter into costly royalty or license agreements, pay significant damages or even stop selling certain products and incur additional costs to develop alternative non-infringing technology.

### Employees

As of September 30, 2005, the Company had a total of 1,674 employees of whom 1,224 were in the ACI Worldwide business unit, 156 were in the Insession Technologies business unit and 134 were in the IntraNet Worldwide business unit. Additionally, 160 employees were in corporate administration positions, including executive management, legal, human resources, finance, information systems, investor relations, internal audit and facility operations, providing supporting services to each of the three business units.

None of the Company's employees are subject to a collective bargaining agreement. The Company believes that its relations with its employees are good.

### Available Information

The Company's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), are available free of charge on the Company's website at *www.tsainc.com* as soon as reasonably practicable after the Company files such information electronically with the Securities and Exchange Commission ("SEC"). The information found on the Company's website is not part of this or any other report the Company files with or furnishes to the SEC. The public may read and copy any materials that the Company files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at *www.sec.gov*.

## Item 1A. RISK FACTORS

### Factors That May Affect the Company's Future Results or the Market Price of the Company's Common Stock

The Company operates in a rapidly changing technological and economic environment that presents numerous risks. Many of these risks are beyond the Company's control and are driven by factors that often cannot be predicted. The following discussion highlights some of these risks.

- In October 2005, the Company announced a restructuring of its organization based on its decision that combining its three business units into a single operating unit provides the Company with the best opportunities for focus, operating efficiency and strategic acquisition integration. This restructuring of the Company's three business units into one operating unit is subject to a number of risks, including but not limited to diversion of management time and resources, disruption of the Company's service to customers, and lack of familiarity with markets or products. There can be no assurance that the Company's expectation of savings as a result of the restructuring will be achieved.

- The Company's backlog estimate is based on management's assessment of the customer contracts that exist as of the date the estimate is made. All software license fees, maintenance fees and services specified in executed contracts are included in the backlog estimate to the extent that the Company believes that recognition of the related revenues will occur within the next 12 months. A number of factors could result in actual revenues being less than the amounts reflected in backlog. The Company's customers may attempt to renegotiate or terminate their contracts for a number of reasons, including mergers, changes in their financial condition, or general changes in economic conditions in their industries or geographic locations, or the Company may experience delays in the development or delivery of products or services specified in customer contracts. Accordingly, there can be no assurance that contracts included in recurring or non-recurring backlog will actually generate the specified revenues or that the actual revenues will be generated within a 12-month period.

- In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment." The Company adopted SFAS No. 123R beginning October 1, 2005. This revised accounting standard requires the Company to record noncash compensation expense related to payment for employee services by equity awards, such as stock options, in their financial statements. The adoption of SFAS No. 123R and the noncash expense that is being recorded had a negative impact on the Company's results of operations and reduced its earnings per share. Future grants of stock options and other equity awards, if any, would also increase the noncash expenses the Company must record, which would negatively impact the Company's results of operations and earnings per share.

- The Company is subject to income taxes, as well as non-income based taxes, in the United States and in various foreign jurisdictions. Significant judgment is required in determining the Company's worldwide provision for income taxes and other tax liabilities. In addition, the Company has benefited from, and expects to continue to benefit from, implemented tax-saving strategies. The Company believes that implemented tax-saving strategies comply with applicable tax law. However, taxing authorities could disagree with the Company's positions. If the taxing authorities decided to challenge any of the Company's tax positions and were successful in such challenges, the Company's financial condition and/or results of operations could be adversely affected.

  Four of the Company's foreign subsidiaries are the subject of tax examinations by the local taxing authorities. Other foreign subsidiaries could face challenges from various foreign tax authorities. It is not certain that the local authorities will accept the Company's tax positions. The Company believes its tax positions comply with applicable tax law and intends to vigorously defend its positions. However, differing positions on certain issues could be upheld by foreign tax authorities, which could adversely affect the Company's financial condition and/or results of operations.

- The Company's business is concentrated in the financial services industry, making it susceptible to a downturn in that industry. Consolidation activity among financial institutions has increased in recent years. There are several potential negative effects of increased consolidation activity. Continuing consolidation of financial institutions may result in a fewer number of existing and potential customers for the Company's products and services. Consolidation of two of the Company's customers could result in reduced revenues if the combined entity were to negotiate greater volume discounts or discontinue use of certain of the

Company's products. Additionally, if a non-customer and a customer combine and the combined entity in turn decided to forego future use of the Company's products, the Company's revenues would decline.

- No assurance can be given that operating results will not vary from quarter to quarter, and any fluctuations in quarterly operating results may result in volatility in the Company's stock price. The Company's stock price may also be volatile, in part, due to external factors such as announcements by third parties or competitors, inherent volatility in the technology sector and changing market conditions in the software industry. The Company's stock price may also become volatile, in part, due to developments in the various lawsuits filed against the Company relating to its restatement of prior consolidated financial results.

- The Company has historically derived a majority of its revenues from international operations and anticipates continuing to do so, and is thereby subject to risks of conducting international operations. One of the principal risks associated with international operations is potentially adverse movements of foreign currency exchange rates. The Company's exposures resulting from fluctuations in foreign currency exchange rates may change over time as the Company's business evolves and could have an adverse impact on the Company's financial condition and/or results of operations. The Company has not entered into any derivative instruments or hedging contracts to reduce exposure to adverse foreign currency changes. Other potential risks associated with the Company's international operations include difficulties in staffing and management, reliance on independent distributors, longer payment cycles, potentially unfavorable changes to foreign tax rules, compliance with foreign regulatory requirements, reduced protection of intellectual property rights, variability of foreign economic conditions, changing restrictions imposed by U.S. export laws, and general economic and political conditions in the countries where the Company sells its products and services.

- Acts of terrorism or acts of war may cause death or injury to our employees, as well as damage or disruption to the Company's facilities, customers, partners, distributors or resellers, which could have a material adverse effect on the Company's business, financial condition and/or results of operations. Such conflicts may also cause damage or disruption to transportation and communication systems and to our ability to manage logistics in such environments, including delivery of products.

- The Company's BASE24-es product is a significant new product for the Company. The Company's business, financial condition and/or results of operations could be materially adversely affected if the Company is unable to generate adequate sales of BASE24-es, if market acceptance of BASE24-es is delayed, or if the Company is unable to successfully deploy BASE24-es in production environments.

- Historically, a majority of the Company's total revenues resulted from licensing its BASE24 product line and providing related services and maintenance. Any reduction in demand for, or increase in competition with respect to, the BASE24 product line could have a material adverse effect on the Company's financial condition and/or results of operations.

- The Company has historically derived a substantial portion of its revenues from licensing of software products that operate on Hewlett-Packard ("HP") NonStop servers. Any reduction in demand for HP NonStop servers, or any change in strategy by HP related to support of its NonStop servers, could have a material adverse effect on the Company's financial condition and/or results of operations.

- The Company's software products are complex. They may contain undetected errors or failures when first introduced or as new versions are released. This may result in loss of, or delay in, market acceptance of the Company's products and a corresponding loss of sales or revenues.

Customers depend upon the Company's products for mission-critical applications. Software product errors or failures could subject the Company to product liability, as well as performance and warranty claims, which could materially adversely affect the Company's business, financial condition and/or results of operations.

- The Company may acquire new products and services or enhance existing products and services through acquisitions of other companies, product lines, technologies and personnel, or through investments in other companies. During fiscal 2005, the Company acquired substantially all of the assets of S2 Systems, Inc. Any acquisition or investment, including the acquisition of S2, is subject to a number of risks. Such risks may include diversion of management time and resources, disruption of the Company's ongoing business, difficulties in integrating acquisitions, dilution to existing stockholders if the Company's common stock is issued in consideration for an acquisition or investment, incurring or assuming indebtedness or other liabilities in connection with an acquisition, lack of familiarity with new markets, and difficulties in supporting new product lines. The Company's failure to successfully manage acquisitions or investments, or successfully integrate acquisitions, including the acquisition of S2, could have a material adverse effect on the Company's business, financial condition and/or results of operations. Correspondingly, the Company's expectations related to the accretive nature of the S2 acquisition could be inaccurate.

- To protect its proprietary rights, the Company relies on a combination of contractual provisions, including customer licenses that restrict use of the Company's products, confidentiality agreements and procedures, and trade secret and copyright laws. Despite such efforts, the Company may not be able to adequately protect its proprietary rights, or the Company's competitors may independently develop similar technology, duplicate products or design around any rights the Company believes to be proprietary. This may be particularly true in countries other than the United States because some foreign laws do not protect proprietary rights to the same extent as certain laws of the United States. Any failure or inability of the Company to protect its proprietary rights could materially adversely affect the Company.

- There has been a substantial amount of litigation in the software industry regarding intellectual property rights. Third parties have in the past and may in the future assert claims or initiate litigation related to exclusive patent, copyright, trademark or other intellectual property rights to business processes, technologies and related standards that are relevant to the Company and its customers. These assertions have increased over time as a result of the general increase in patent claims assertions, particularly in the United States. Because of the existence of a large number of patents in the electronic commerce field, the secrecy of some pending patents and the rapid issuance of new patents, it is not economical or even possible to determine in advance whether a product or any of its components infringes or will infringe on the patent rights of others.

  The Company anticipates that software product developers and providers of electronic commerce solutions could increasingly be subject to infringement claims, and third parties may claim that the Company's present and future products infringe upon their intellectual property rights. Third parties may also claim, and the Company is aware that at least two parties have claimed on several occasions, that the third party's intellectual property rights are being infringed by the Company's customers' use of a business process method which utilizes the Company's products in conjunction with other products, which could result in indemnification claims against the Company by customers. Claims against the Company's customers related to the Company's products, whether or not meritorious, could harm the Company's reputation and reduce demand for its products. Where indemnification claims are made by customers, resistance even to unmeritorious claims could damage the customer relationship. Any claim against the Company, with or without merit, could be time-consuming, result in costly litigation, cause product delivery delays, require the Company to enter into royalty or licensing agreements or pay amounts in settlement, or require the Company to develop alternative non-infringing technology. A successful claim by a third party of intellectual property infringement by the Company or one of its customers could compel the Company to enter into costly royalty or license agreements, pay significant damages, or stop selling certain products and incur additional costs to develop alternative non-infringing technology. Royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all, which could adversely affect the Company's business.

The Company's exposure to risks associated with the use of intellectual property may be increased for third party products distributed by the Company or as a result of acquisitions since the Company has a lower level of visibility, if any, into the development process with respect to such third party products and acquired technology or the care taken to safeguard against infringement risks.

- The Company continues to evaluate the claims made in various lawsuits filed against the Company and certain directors and officers relating to its restatement of prior consolidated financial results. The Company intends to defend these lawsuits vigorously, but cannot predict their outcomes and is not currently able to evaluate the likelihood of its success or the range of potential loss, if any. However, if the Company were to lose any of these lawsuits or if they were not settled on favorable terms, the judgment or settlement could have a material adverse effect on its financial condition, results of operations and/or cash flows.

  The Company has insurance that provides an aggregate coverage of $20.0 million for the period during which the claims were filed, but cannot evaluate at this time whether such coverage will be available or adequate to cover losses, if any, arising out of these lawsuits. If these policies do not adequately cover expenses and liabilities relating to these lawsuits, the Company's financial condition, results of operations and cash flows could be materially harmed. The Company's certificate of incorporation provides that it will indemnify, and advance expenses to, its directors and officers to the maximum extent permitted by Delaware law. The indemnification covers any expenses and liabilities reasonably incurred by a person, by reason of the fact that such person is or was or has agreed to be a director or officer, in connection with the investigation, defense and settlement of any threatened, pending or completed action, suit, proceeding or claim. The Company's certificate of incorporation authorizes the use of indemnification agreements and the Company enters into such agreements with its directors and certain officers from time to time. These indemnification agreements typically provide for a broader scope of the Company's obligation to indemnify the directors and officers than set forth in the certificate of incorporation. The Company's contractual indemnification obligations under these agreements are in addition to the respective directors' and officers' rights under the certificate of incorporation or under Delaware law.

  Additional related suits against the Company may be commenced in the future. The Company will fully analyze such suits and intends to vigorously defend against them. There is a risk that the above-described litigation, as well as any additional suits, could result in substantial costs and divert management attention and resources, which could adversely affect the Company's business, financial condition and/or results of operations.

- From time to time, the Company is involved in litigation relating to claims arising out of its operations. Any claims, with or without merit, could be time-consuming and result in costly litigation. Failure to successfully defend against these claims could result in a material adverse effect on the Company's business, financial condition, results of operations and/or cash flows.

- New accounting standards, revised interpretations or guidance regarding existing standards, or changes in the Company's business practices could result in future changes to the Company's revenue recognition or other accounting policies. These changes could have a material adverse effect on the Company's business, financial condition and/or results of operations.
- The Company is required to assess its internal controls over financial reporting on an ongoing basis. If the Company cannot maintain and execute adequate internal control over financial reporting, or implement new or improved controls that provide reasonable assurance of the reliability of the its internal control over financial reporting, it may suffer harm to its reputation, fail to meet its regulatory reporting requirements on a timely basis, or be unable to properly report on its financial condition and/or results of operations, which could adversely affect the Company's business and/or market price of its securities. Additionally, the inherent limitations of internal control over financial reporting may not prevent or detect misstatements or fraud, regardless of the adequacy of those controls.

## Item 2. PROPERTIES

The Company leases office space in Omaha, Nebraska, for its corporate headquarters, principal product development group, and sales and support groups for the Americas. The leases for these facilities expire in fiscal 2008. The Company's EMEA headquarters are located in Watford, England. The leases for the Watford facilities expire in fiscal 2009 and 2011, with the principal lease expiring in fiscal 2009. The Company's Asia/Pacific headquarters are located in Sydney, Australia, with the lease for this facility expiring in fiscal 2006. Personnel within each of the Company's business units use office space in each of these locations. The Company leases office space in the Boston metropolitan area, which houses business unit management, development, delivery, marketing and other support functions, for its IntraNet Worldwide business unit. The Company also leases office space in numerous other locations in the United States and in many other countries.

The Company believes that its current facilities are adequate for its present and short-term foreseeable needs and that additional suitable space will be available as required. The Company also believes that it will be able to renew leases as they expire or secure alternate suitable space. See Note 15 to the consolidated financial statements for additional information regarding the Company's obligations under its facilities leases.

## Item 3. LEGAL PROCEEDINGS

From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. Other than as described below under the sub-sections entitled Class Action Litigation, Derivative Litigation and Federal Derivative Litigation, the Company is not currently a party to any legal proceedings, the adverse outcome of which, individually or in the aggregate, would be likely to have a material adverse effect on the Company's financial condition or results of operations.

*Class Action Litigation.* In November 2002, two class action complaints were filed in the U.S. District Court for the District of Nebraska (the "Court") against the Company and certain individuals alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. Pursuant to a Court order, the two complaints were consolidated as Desert Orchid Partners v. Transaction Systems Architects, Inc., et al., with Genesee County Employees' Retirement System designated as lead plaintiff. The Second Amended Consolidated Class Action Complaint (the "Consolidated Complaint") alleges that during the purported class period, the Company and the named defendants misrepresented the Company's historical financial condition, results of operations and its future prospects, and failed to disclose facts that could have indicated an impending decline in the Company's revenues. The Consolidated Complaint seeks unspecified damages, interest, fees, costs and rescission. The class period alleged in the Consolidated Complaint is January 21, 1999 through November 18, 2002. The Company and the individual defendants filed a motion to dismiss the Consolidated Complaint. In response, on December 15, 2003, the Court dismissed, without prejudice, Gregory Derkacht, the Company's former President and Chief Executive Officer, as a defendant, but denied the motion to dismiss with respect to the remaining defendants, including the Company. On February 6, 2004, the Court entered a mediation reference order requiring the parties to mediate before a private mediator. The parties held a mediation session on March 18, 2004, which did not result in a settlement of the matter. On July 1, 2004, lead plaintiff filed a motion for class certification wherein, for the first time, lead plaintiff sought to add an additional class representative, Roger M. Wally. On August 20, 2004, defendants filed their opposition to the motion. On March 22, 2005, the Court issued an order certifying the class. Discovery is continuing.

*Derivative Litigation.* On January 10, 2003, Samuel Naito filed the suit of "Samuel Naito, derivatively on behalf of nominal defendant Transaction Systems Architects, Inc. v. Roger K. Alexander, Gregory D. Derkacht, Gregory J. Duman, Larry G. Fendley, Jim D. Kever, and Charles E. Noell, III and Transaction Systems Architects, Inc." in the State District Court in Douglas County, Nebraska (the "Naito matter"). The suit is a shareholder derivative action that generally alleges that the named individuals breached their fiduciary duties of loyalty and good faith owed to the Company and its stockholders by causing the Company to conduct its business in an unsafe, imprudent and unlawful manner, resulting in damage to the Company. More specifically, the plaintiff alleges that the individual defendants, and particularly the members of the Company's audit committee, failed to implement and maintain an adequate internal accounting control system that would have enabled the Company to discover irregularities in its accounting procedures with regard to certain transactions prior to August 2002, thus violating their fiduciary duties of loyalty and good faith, generally accepted accounting principles and the Company's audit committee charter. The plaintiff seeks to recover an unspecified amount of money damages allegedly sustained by the Company as a result of the individual defendants' alleged breaches of fiduciary duties, as well as the plaintiff's costs and disbursements related to the suit.

On January 24, 2003, Michael Russiello filed the suit of "Michael Russiello, derivatively on behalf of nominal defendant Transaction Systems Architects, Inc. v. Roger K. Alexander, Gregory D. Derkacht, Gregory J. Duman, Larry G. Fendley, Jim D. Kever, and Charles E. Noell, III and Transaction Systems Architects, Inc." in the State District Court in Douglas County, Nebraska (the "Russiello matter"). The suit is a stockholder derivative action involving allegations similar to those in the Naito matter. The plaintiff seeks to recover an unspecified amount of money damages allegedly sustained by the Company as a result of the individual defendants' alleged breaches of fiduciary duties, as well as the plaintiff's costs and disbursements related to the suit.

The Company filed a motion to dismiss in the Naito matter on February 14, 2003 and a motion to dismiss in the Russiello matter on February 21, 2003. A hearing was scheduled on those motions for March 14, 2003. Just prior to that date, plaintiffs' counsel requested that the derivative lawsuits be stayed pending a determination of an anticipated motion to dismiss to be filed in the class action lawsuits. The Company, by and through its counsel, agreed to that stay, pending a ruling on the motion to dismiss. No other defendants were ever served and no discovery was ever commenced.

*Federal Derivative Litigation.* On January 27, 2005, Norbert C. Abel, as Trustee on behalf of the Norbert C. Abel Trust, instituted a derivative action in federal District Court for the District of Nebraska against Gregory Derkacht, Seymour F. Harlan (sic), Roger K. Alexander, Jim D. Kever, Frank R. Sanchez, Jim Kerr, Charles E. Noell, III, Gregory J. Duman, Larry G. Fendley, William E. Fisher, Dwight Hanson, and David C. Russell, as individual defendants, and the Company, as nominal defendant (the "Abel matter"). The suit was a stockholder derivative action that contained virtually the same factual allegations as contained in the class action litigation described above. In addition, the suit alleged that the individual defendants breached fiduciary duties by failing to establish and maintain adequate accounting controls and, as to defendants Fisher, Russell, Duman, Fendley, Hanson and Derkacht, for breach of fiduciary duty and unjust enrichment based upon their receipt of salaries, bonuses and stock options based upon the Company's alleged false performance. The Complaint alleged Jim Kerr was a director of TSA. However, TSA has no record of an individual by the name of Jim Kerr ever having served as a director. On July 11, 2005, the individual defendants filed a motion to dismiss the complaint with prejudice, in which the Company joined on August 17, 2005. At the request of plaintiff's counsel, on September 12, 2005, plaintiff and defendants filed a joint motion to dismiss the case. On September 14, 2005, the Court dismissed the case in its entirety with prejudice.

*Other Litigation — Plus Tecnologia*

On August 31, 2001, Plus Tecnologia ("Plus") filed a complaint in Circuit Court in the Sixth Judicial Circuit for Pinellas County, Florida against Transaction Systems Architects, Inc., ACI Worldwide Inc., ACI Worldwide (Florida) Inc. n/k/a ACI Worldwide (Texas) LLC, Open Systems Solutions, Inc., the predecessor to ACI Worldwide (Florida) Inc., and ACI Worldwide (Mexico) S.A. de C.V. The complaint alleges breach of contract, breach of non-disclosure agreements, tortious interference with prospective business relationships of Plus and an additional cause of concert of action. Plus has claimed various items of damages, including lost profits in excess of $30,000,000, interest, fees, costs and punitive damages. The Company believes that the complaint is without merit and is vigorously defending this lawsuit. On April 21, 2005, the Company filed a Motion for Sanctions seeking to dismiss the complaint with prejudice and to impose sanctions against Plus alleging that Plus has engaged in improper, unfair, unethical and fraudulent actions. The Company cannot predict the outcome of this matter; however, at this time, the Company's management does not believe that the outcome will have a material adverse impact on the Company's financial condition, results of operations or cash flows.

On December 16, 2004, ACI Worldwide Inc. filed a complaint in the Nebraska District Court for Douglas County against certain individuals, including the principal officer of Plus, alleging, in part, fraud, deceptive trade practices and violations of consumer protection laws in connection with the license agreement between ACI Worldwide Inc. and Plus.

## Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of fiscal 2005.

## Item 4A. EXECUTIVE OFFICERS OF THE REGISTRANT

As of November 30, 2005, the Company's executive officers, their ages and their positions were as follows:

| Name | Age | Position |
|---|---|---|
| Philip G. Heasley | 56 | President and Chief Executive Officer |
| Gregory D. Derkacht | 58 | Executive Vice President |
| Mark R. Vipond | 46 | Senior Vice President and President — ACI Worldwide, Product Group |
| Anthony J. Parkinson | 53 | Senior Vice President and President — ACI Worldwide, Americas Channel |
| David R. Bankhead | 56 | Senior Vice President, Chief Financial Officer and Treasurer |
| Dennis P. Byrnes | 42 | Senior Vice President, General Counsel and Secretary |
| David N. Morem | 48 | Senior Vice President and Chief Administrative Officer |
| Donald P. Newman | 41 | Vice President, Chief Accounting Officer and Controller |

Mr. Heasley serves as President and Chief Executive Officer. Mr. Heasley joined the Company in March 2005. Prior to joining the Company, Mr. Heasley was Chairman and CEO of PayPower LLC, an acquisition and consulting firm specializing in financial services and payment services from October 2003 to March 2005. Mr. Heasley served as Chairman and CEO of First USA Bank from October 2000 to September 2003.

Mr. Derkacht serves as Executive Vice President. Mr. Derkacht joined the Company in January 2002 and served as its President and Chief Executive Officer from January 2002 until March 2005. Prior to joining the Company, Mr. Derkacht was President of e-PROFILE, a wholly-owned Internet banking subsidiary of Sanchez Computer Associates, Inc. from January 2000 to February 2001.

Mr. Vipond serves as a Senior Vice President with primary responsibility for the ACI Worldwide Product Group. Mr. Vipond joined the Company in 1985 and has served in various capacities, including President of the ACI Worldwide business unit, National Sales Manager of ACI Canada, Vice President of the Emerging Technologies and Network Systems divisions, President of the USSI, Inc. operating unit, and Senior Vice President of Consumer Banking.

Mr. Parkinson serves as a Senior Vice President with primary responsibility for the Americas Channel of ACI Worldwide. Mr. Parkinson joined the Company in 1984 and has served in various capacities, including President of the Insession Technologies business unit, Director of Sales and Marketing for EMEA, Vice President of the Emerging Technologies and Network Systems divisions, Vice President of System Solutions Sales, and Senior Vice President of the Enterprise Solutions Group.

Mr. Bankhead serves as Senior Vice President, Chief Financial Officer and Treasurer. Mr. Bankhead joined the Company in July 2003. Prior to joining the Company, Mr. Bankhead was Vice President and Chief Financial Officer of Alysis Technologies, Inc. from February 2000 to May 2001.

Mr. Byrnes serves as Senior Vice President, General Counsel and Secretary. Mr. Byrnes joined the Company in June 2003. Mr. Byrnes served as First Vice President and Senior Counsel for Bank One Corporation from October 2002 to June 2003. From April 1996 to November 2001, Mr. Byrnes was employed by Sterling Commerce, Inc., an electronic commerce software and services company, where he served in several capacities, including as that company's general counsel.

Mr. Morem joined the Company in June 2005 and serves as Senior Vice President and Chief Administrative Officer. Prior to joining the Company, Mr. Morem was Chief Operating Officer of GE Home Finance from November 2003 to April 2005. From January 2003 to November 2003, Mr. Morem served as Senior Vice President of Credit Risk Management for Bank One Card Services. Mr. Morem worked as a Consultant for Acquisition Consulting from July 2001 to December 2002. From September 1978 to June 2001, Mr. Morem served in several capacities with US Bancorp, serving as its Senior Vice President of Credit Operations / Credit Risk Management from 1995 to 2001.

Mr. Newman joined the Company in January 2004 and serves as Chief Accounting Officer, Vice President and Controller. Mr. Newman served as Executive Director of the Worldwide Financial Planning and Analysis group of NRG Energy, Inc. ("NRG"), an independent electric power generation company, from November 2002 to December 2003. From October 1999 to October 2002, Mr. Newman served as the chief financial executive of NRG's largest operating division.

**Other Information**

Mr. Dennis D. Jorgensen was an executive officer of the Company throughout fiscal 2005, serving as Senior Vice President with primary responsibility for the IntraNet Worldwide business unit. On October 5, 2005, the Company announced a restructuring of its organization. Coincident with the restructuring, the Company announced Mr. Jorgensen's retirement, which was effective October 21, 2005.

## PART II

### Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock trades on The NASDAQ Stock Market under the symbol TSAI. The following table sets forth, for the periods indicated, the high and low sale prices of the Company's common stock as reported by The NASDAQ Stock Market:

| | High | Low |
|---|---|---|
| **Fiscal Year Ended September 30, 2005** | | |
| Fourth quarter | $28.95 | $24.44 |
| Third quarter | 25.15 | 20.28 |
| Second quarter | 24.34 | 17.55 |
| First quarter | 21.58 | 15.22 |
| **Fiscal Year Ended September 30, 2004** | | |
| Fourth quarter | 21.64 | 14.65 |
| Third quarter | 25.47 | 18.12 |
| Second quarter | 25.08 | 17.60 |
| First quarter | 23.30 | 16.97 |

As of November 30, 2005, there were 260 holders of record of the Common Stock. A substantially greater number of holders of the Company's common stock are "street name" or beneficial holders, whose shares are held of record by banks, brokers and other financial institutions.

### Dividends

The Company has never declared nor paid cash dividends on its common stock. The Company does not presently anticipate paying cash dividends. However, any future determination relating to its dividend policy will be made at the discretion of its Board of Directors and will depend upon the financial condition, capital requirements and earnings of the Company, as well as other factors the Board of Directors may deem relevant.

### Issuer Purchases of Equity Securities

The following table provides information regarding the Company's repurchases of its common stock during the fourth quarter of fiscal 2005:

| Period | Total Number of Shares Purchased | Average Price Paid per Share | Total Number of Shares Purchased as Part of Publicly Announced Program | Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program |
|---|---|---|---|---|
| July 1 through July 31, 2005 | 36,374 | $24.85 | 36,374 | $49,820,000 |
| August 1 through August 31, 2005 | 43,000 | $24.65 | 43,000 | $48,760,000 |
| September 1 through September 30, 2005 | 76,780 | $27.32 | 76,780 | $46,662,000 |
| Total (1) | 156,154 | $26.01 | 156,154 | |

(1) On December 13, 2004, the Company announced that its Board of Directors approved a stock repurchase program authorizing the Company, from time to time as market and business conditions warrant, to acquire up to $80 million of its common stock, and that it intends to use existing cash and cash equivalents to fund these repurchases. There is no guarantee as to the exact number of shares that will be repurchased by the Company. Repurchased shares would be

returned to the status of authorized but unissued shares of common stock. In March 2005, the Company's Board of Directors approved a plan under Rule 10b5-1 of the Securities Exchange Act of 1934 to facilitate the repurchase of shares of common stock under the existing stock repurchase program. Under the Company's Rule 10b5-1 plan, the Company has delegated authority over the timing and amount of repurchases to an independent broker who does not have access to inside information about the Company. Rule 10b5-1 allows the Company, through the independent broker, to purchase Company shares at times when the Company ordinarily would not be in the market because of self-imposed trading blackout periods, such as the time immediately preceding the end of the fiscal quarter through a period three business days following the Company's quarterly earnings release. During the fourth quarter of fiscal 2005, all shares were purchased in open-market transactions.

## Item 6. SELECTED FINANCIAL DATA

The following selected financial data has been derived from the Company's consolidated financial statements. This data should be read together with Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, and the consolidated financial statements and related notes included elsewhere in this annual report on Form 10-K. The financial information below is not indicative of the results of future operations. Future results could differ materially from historical results due to many factors, including those discussed in Item 1A in the section entitled "Risk Factors — Factors That May Affect the Company's Future Results or the Market Price of the Company's Common Stock." Amounts presented are in thousands, except earnings/loss per share amounts.

| | Year Ended September 30, | | | | |
|---|---|---|---|---|---|
| | 2005 | 2004 | 2003 | 2002 | 2001 |
| **Statements of Operations Data:** | | | | | |
| Revenues: | | | | | |
| Software license fees | $168,422 | $157,402 | $146,825 | $158,453 | $161,847 |
| Maintenance fees | 93,501 | 88,484 | 79,187 | 74,213 | 67,173 |
| Services | 51,314 | 46,898 | 51,279 | 52,001 | 70,062 |
| Total revenues (2) | 313,237 | 292,784 | 277,291 | 284,667 | 299,082 |
| Expenses: | | | | | |
| Cost of software license fees | 24,648 | 24,996 | 25,500 | 31,053 | 43,616 |
| Cost of maintenance and services | 60,336 | 57,380 | 61,350 | 62,479 | 76,667 |
| Research and development | 39,686 | 38,007 | 35,373 | 35,029 | 41,240 |
| Selling and marketing | 65,600 | 61,109 | 54,482 | 57,352 | 71,492 |
| General and administrative | 58,512 | 56,478 | 56,037 | 55,563 | 61,925 |
| Goodwill amortization (1) | — | — | — | — | 14,793 |
| Impairment of goodwill | — | — | 9,290 | 1,524 | 36,618 |
| Impairment of software | — | — | — | — | 8,880 |
| Total expenses (2) | 248,782 | 237,970 | 242,032 | 243,000 | 355,231 |
| Operating income (loss) | 64,455 | 54,814 | 35,259 | 41,667 | (56,149) |
| Other income (expense): | | | | | |
| Interest income | 3,843 | 1,762 | 1,211 | 1,667 | 1,759 |
| Interest expense | (510) | (1,435) | (2,998) | (5,596) | (7,338) |
| Other, net | (1,681) | 2,294 | 140 | (26) | (15,414) |
| Total other income (expense) | 1,652 | 2,621 | (1,647) | (3,955) | (20,993) |
| Income (loss) before income taxes | 66,107 | 57,435 | 33,612 | 37,712 | (77,142) |
| Income tax (provision) benefit | (22,861) | (10,750) | (19,287) | (22,443) | (2,921) |
| Net income (loss) | $ 43,246 | $ 46,685 | $ 14,325 | $ 15,269 | $ (80,063) |
| Earnings (loss) per share information: | | | | | |
| Weighted average shares outstanding: | | | | | |
| Basic | 37,682 | 37,001 | 35,558 | 35,326 | 34,116 |
| Diluted | 38,501 | 38,076 | 35,707 | 35,572 | 34,116 |
| Earnings (loss) per share: | | | | | |
| Basic | $ 1.15 | $ 1.26 | $ 0.40 | $ 0.43 | $ (2.35) |
| Diluted | $ 1.12 | $ 1.23 | $ 0.40 | $ 0.43 | $ (2.35) |

| | As of September 30, | | | | |
|---|---|---|---|---|---|
| | 2005 | 2004 | 2003 | 2002 | 2001 |
| **Balance Sheet Data:** | | | | | |
| Working capital | $120,594 | $124,088 | $ 81,084 | $ 49,466 | $ 21,946 |
| Total assets | 363,380 | 325,458 | 263,900 | 267,151 | 272,403 |
| Current portion of debt | 2,165 | 7,027 | 15,493 | 18,444 | 25,104 |
| Debt (long-term portion) | 154 | 2,327 | 9,444 | 24,866 | 44,135 |
| Stockholders' equity | 217,118 | 186,961 | 122,874 | 102,858 | 83,970 |

(1) Effective October 1, 2001, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Other Intangible Assets," which established new accounting and reporting requirements for goodwill. Under SFAS No. 142, goodwill is no longer amortized.

(2) On July 29, 2005, the Company acquired the business of S2 through the acquisition of substantially all of its assets. Included in fiscal 2005 are revenues and expenses of $2.4 million and $3.8 million, respectively, from S2-related operations.

## Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

### Overview

The Company develops, markets, installs and supports a broad line of software products and services primarily focused on facilitating e-payments. In addition to its own products, the Company distributes, or acts as a sales agent for, software developed by third parties. Most of the Company's products are sold and supported through distribution networks covering three geographic regions — the Americas, EMEA and Asia/Pacific. Each distribution network has its own sales force and supplements this with independent reseller and/or distributor networks. The Company's products and services are used principally by financial institutions, retailers and e-payment processors, both in domestic and international markets. Accordingly, the Company's business and operating results are influenced by trends such as information technology spending levels, the growth rate of the e-payments industry and changes in the number and type of customers in the financial services industry.

Key trends that currently impact the Company's strategies and operations include:

- **Increasing e-payment transaction volumes.** Electronic payment volumes continue to increase around the world, taking market share from traditional cash and check transactions. For example, in the U.S., debit transactions at the point of sale are growing on an annual basis of over 20%. The Company leverages the growth in transaction volumes through the licensing of new systems to customers whose older systems cannot handle increased volume and through the licensing of capacity upgrades from existing customers.

- **Aging payments software.** In many markets, e-payments are processed using software developed by internal information technology departments, much of which was originally developed over ten years ago. Increasing transaction volumes, industry mandates and the overall costs of supporting these older technologies often serves to obsolete these older systems, creating opportunities for the Company to replace this aging software with its products.

- **Adoption of open systems technology.** In an effort to leverage lower-cost computing technologies and leverage current technology staffing and resources, many financial institutions, retailers and e-payment processors are seeking to transition their systems from proprietary technologies to open technologies such as Windows, UNIX and Linux. The Company's continued investment in open systems technologies is, in part, designed to address this demand.

- **e-Payments fraud and compliance.** As e-payment transaction volumes increase, criminal entities continue to find ways to commit a growing volume of fraudulent transactions using a wide range of techniques. Financial institutions, retailers and e-payment processors continue to seek ways to leverage new technologies to identify and prevent fraudulent transactions. Due to concerns with international terrorism and money laundering, financial institutions in particular are being faced with increasing scrutiny and regulatory pressures. The Company continues to see opportunity to offer its fraud detection solutions to help customers manage the growing levels of e-payment fraud and compliance activity.

- **Adoption of smartcard technology.** In many markets, card issuers are being required to issue new cards with embedded chip technology. Chip-based cards are more secure, harder to copy and offer the opportunity for multiple functions on one card (e.g. debit, credit, electronic purse, identification, health records, etc.). The Europay/Mastercard/Visa ("EMV") standard for issuing and processing debit and credit card transactions has emerged as the global standard, and many regions of the world are working on EMV rollouts. The primary benefit of EMV deployment is a reduction in e-payments fraud, with the additional benefit that the core infrastructure necessary for multi-function chip cards is being put in place (e.g. chip card readers in ATM's and POS devices). The Company is working with many customers around the world to facilitate EMV deployments, leveraging several of the Company's solutions.

- **Basel II and Single European Payments Area (SEPA).** The Basel II and SEPA initiatives, primarily focused on the European Economic Community, are designed to link the ability of a financial institution to understand enterprise risk to its capital requirements, and to facilitate lower costs for cross-border payments. The Company's consumer banking and wholesale banking solutions are both key elements in helping customers address these government-sponsored initiatives.

- **Financial institution consolidation.** Consolidation continues on a national and international basis, as financial institutions seek to add market share and increase overall efficiency. There are several potential negative effects of increased consolidation activity. Continuing consolidation of financial institutions may result in a fewer number of existing and potential customers for the Company's products and services. Consolidation of two of the Company's customers could result in reduced revenues if the combined entity were to negotiate greater volume discounts or discontinue use of certain of the Company's products. Additionally, if a non-customer and a customer combine and the combined entity in turn decides to forego future use of the Company's products, the Company's revenue would decline. Conversely, the Company could benefit from the combination of a non-customer and a customer when the combined entity continues usage of the Company's products and, as a larger combined entity, increases its demand for the Company's products and services. The Company's focus on larger financial institutions often results in its solutions being the surviving solutions in the consolidated entity.

- **e-Payments convergence.** As e-payment volumes grow and pressures to lower overall cost per transaction increase, financial institutions are seeking methods to consolidate their payment processing across the enterprise. The Company believes that the strategy of using service-oriented-architectures to allow for re-use of common e-payment functions such as authentication, authorization, routing and settlement will become more common. Using these techniques, financial institutions will be able to reduce costs, increase overall service levels, enable 1:1 marketing in multiple bank channels and manage enterprise risk. The Company's reorganization was, in part, focused on this trend, by facilitating the delivery of integrated payment functions that can be re-used by multiple bank channels, across both the consumer and wholesale bank.

Several other factors related to the Company's business may have a significant impact on its operating results from year to year. For example, the accounting rules governing the timing of revenue recognition in the software industry are complex, and it can be difficult to estimate when the Company will recognize revenue generated by a given transaction. Factors such as maturity of the software product licensed, payment terms, creditworthiness of the customer, and timing of delivery or acceptance of the Company's products often cause revenues related to sales generated in one period to be deferred and recognized in later periods. For those arrangements in which services revenue is deferred, related direct and incremental costs may also be deferred. In addition, while the Company's contracts are generally denominated in U.S. dollars, a substantial portion of its sales are made, and some of its expenses are incurred, in the local currency of countries other than the United States. Fluctuations in currency exchange rates in a given period may result in the Company's recognition of gains or losses for that period.

The Company continues to seek ways to grow, through both organic sources and acquisitions. The Company plans to increase its spending on research and development in fiscal 2006 to help drive organic growth from solutions such as BASE24-es, ACI Proactive Risk Manager and ACI Smart Chip Manager. In addition, the Company continually looks for potential acquisitions designed to improve its solutions' breadth or provide access to new markets. As part of its acquisition strategy, the Company seeks acquisition candidates that are strategic, capable of being integrated into the Company's operating environment and financially accretive to the Company's financial performance.

The Company continues to evaluate strategies intended to improve its overall effective tax rate. The Company's degree of success in this regard and related acceptance by taxing authorities of tax positions taken, as well as changes to tax laws in the United States and in various foreign jurisdictions, could cause the Company's effective tax rate to fluctuate from period to period.

**Critical Accounting Policies and Estimates**

This disclosure is based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires that the Company make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Company bases its estimates on historical experience and other assumptions that it believes to be proper and reasonable under the circumstances. The Company continually evaluates the appropriateness of estimates and assumptions used in the preparation of its consolidated financial statements. Actual results could differ from those estimates.

The following key accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of the consolidated financial statements. See Note 1 to the consolidated financial statements for a further discussion of revenue recognition and other significant accounting policies.

*Revenue Recognition*

For software license arrangements for which services rendered are not considered essential to the functionality of the software, the Company recognizes revenue upon delivery, provided (1) there is persuasive evidence of an arrangement, (2) collection of the fee is considered probable, and (3) the fee is fixed or determinable. In most arrangements, because vendor-specific objective evidence of fair value does not exist for the license element, the Company uses the residual method to determine the amount of revenue to be allocated to the license element. Under the residual method, the fair value of all undelivered elements, such as postcontract customer support or other products or services, is deferred and subsequently recognized as the products are delivered or the services are performed, with the residual difference between the total arrangement fee and revenues allocated to undelivered elements being allocated to the delivered element. For software license arrangements in which the Company has concluded that collectibility issues may exist, revenue is recognized as cash is collected, provided all other conditions for revenue recognition have been met. In making the determination of collectibility, the Company considers the creditworthiness of the customer, economic conditions in the customer's industry and geographic location, and general economic conditions.

The Company's sales focus continues to shift from its more-established ("mature") products to its BASE24-es product and other less-established (collectively referred to as "newer") products. As a result of this shift to newer products, absent other factors, the Company initially experiences an increase in deferred revenues and a corresponding decrease in current period revenues due to differences in the timing of revenue recognition for the respective products. Revenues from newer products are typically recognized upon acceptance or first production use by the customer whereas revenues from mature products, such as BASE24, are generally recognized upon delivery of the product, provided all other conditions for revenue recognition have been met. For those arrangements where revenues are being deferred and the Company determines that related direct and incremental costs are recoverable, such costs are deferred and subsequently expensed as the revenues are recognized. Newer products are continually evaluated by Company management and product development personnel to determine when any such product meets specific internally defined product maturity criteria that would support its classification as a mature product. Evaluation criteria used in making this determination include successful demonstration of product features and functionality; standardization of sale, installation, and support functions; and customer acceptance at multiple production site installations, among others. A change in product classification (from newer to mature) would allow the Company to recognize revenues from new sales of the product upon delivery of the product rather than upon acceptance or first production use by the customer, resulting in earlier recognition of revenues from sales of that product, as well as related costs, provided all other revenue recognition criteria have been met.

When a software license arrangement includes services to provide significant modification or customization of software, those services are not considered to be separable from the software. Accounting for such services delivered over time is referred to as contract accounting. Under contract accounting, the Company generally uses the percentage-of-completion method. Under the percentage-of-completion method, the Company records revenue for the software license fee and services over the development and implementation period, with the percentage of completion generally measured by the percentage of labor hours incurred to-date to estimated total labor hours for each contract. Estimated total labor hours for each contract are based on the project scope, complexity, skill level requirements, and similarities with other projects of similar size and scope. For those contracts subject to contract accounting, estimates of total revenue and profitability under the contract consider amounts due under extended payment terms. The Company excludes revenues due on extended payment terms from its current percentage-of-completion computation until such time that collection of the fees becomes probable.

*Provision for Doubtful Accounts*

The Company maintains a general allowance for doubtful accounts based on its historical experience, along with additional customer-specific allowances. The Company regularly monitors credit risk exposures in its accounts receivable. In estimating the necessary level of its allowance for doubtful accounts, management considers the aging of its accounts receivable, the creditworthiness of the Company's customers, economic conditions within the customer's industry, and general economic conditions, among other factors. Should any of these factors change, the estimates made by management would also change, which in turn would impact the level of the Company's future provision for doubtful accounts. Specifically, if the financial condition of the Company's customers were to deteriorate, affecting their ability to make payments, additional customer-specific provisions for doubtful accounts may be required. Also, should deterioration occur in general economic conditions, or within a particular industry or region in which the Company has a number of customers, additional provisions for doubtful accounts may be recorded to reserve for potential future losses. Any such additional provisions would reduce operating income in the periods in which they were recorded.

*Accounting for Income Taxes*

Accounting for income taxes requires significant judgments in the development of estimates used in income tax calculations. Such judgments include, but are not limited to, the likelihood the Company would realize the benefits of net operating loss carryforwards and/or foreign tax credit carryforwards, the adequacy of valuation allowances, and the rates used to measure transactions with foreign subsidiaries. As part of the process of preparing the Company's consolidated financial statements, the

Company is required to estimate its income taxes in each of the jurisdictions in which the Company operates. The judgments and estimates used are subject to challenge by domestic and foreign taxing authorities. It is possible that either domestic or foreign taxing authorities could challenge those judgments and estimates and draw conclusions that would cause the Company to incur tax liabilities in excess of, or realize benefits less than, those currently recorded. In addition, changes in the geographical mix or estimated amount of annual pretax income could impact the Company's overall effective tax rate.

To the extent recovery of deferred tax assets is not likely, the Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. Although the Company has considered future taxable income along with prudent and feasible tax planning strategies in assessing the need for a valuation allowance, if the Company should determine that it would not be able to realize all or part of its deferred tax assets in the future, an adjustment to deferred tax assets would be charged to income in the period any such determination was made. Likewise, in the event the Company is able to realize its deferred tax assets in the future in excess of the net recorded amount, an adjustment to deferred tax assets would increase income in the period any such determination was made.

**Acquisition**

On July 29, 2005, the Company acquired the business of S2 Systems, Inc. ("S2") through the acquisition of substantially all of its assets. The majority of these assets are included in the ACI Worldwide business unit, with the remaining assets in the Insession Technologies business unit. S2 is a global provider of electronic payments and network connectivity software. S2 primarily serves financial services and retail customers, which are homogeneous and complementary to the Company's target markets. In addition to its U.S. operations, S2 has a significant presence in Europe, the Middle East and the Asia-Pacific region, generating nearly half of its revenue from international markets. See Note 2 to the consolidated financial statements for additional information related to the Company's acquisition of S2.

**Business Units**

Throughout fiscal 2005, the Company's products and services were organized within three operating segments, referred to as business units — ACI Worldwide, Insession Technologies and IntraNet Worldwide. The Company's chief operating decision makers review financial information presented on a consolidated basis, accompanied by disaggregated information about revenues and operating income by business unit. The following are revenues and operating income for these business units for fiscal 2005, 2004 and 2003 (in thousands):

| | Year Ended September 30, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Revenues: | | | |
| ACI Worldwide | $243,986 | $224,020 | $206,408 |
| Insession Technologies | 41,278 | 37,711 | 33,086 |
| IntraNet Worldwide | 27,973 | 31,053 | 37,797 |
| | $313,237 | $292,784 | $277,291 |
| Operating income: | | | |
| ACI Worldwide | $ 49,628 | $ 38,730 | $ 22,060 |
| Insession Technologies | 12,103 | 9,972 | 7,221 |
| IntraNet Worldwide | 2,724 | 6,112 | 5,978 |
| | $ 64,455 | $ 54,814 | $ 35,259 |

Included in fiscal 2005 revenues is $2.4 million, primarily in the ACI Worldwide business unit, resulting from the acquisition of S2. Included in fiscal 2005 operating income is a $1.4 million operating loss from S2-related operations, primarily in the ACI Worldwide business unit. These results represent two months' worth of revenue and expenses from the S2 acquisition. The Company expects that the S2 acquisition will be financially accretive in fiscal 2006, due to a combination of expense reductions, normalization of maintenance fee revenues and continued marketing of the S2 products.

**Backlog**

Included in backlog are all software license fees, maintenance fees and services specified in executed contracts to the extent that the Company believes that recognition of the related revenue will occur within the next twelve months. Recurring backlog includes all monthly license fees, maintenance fees and facilities management fees. Non-recurring backlog includes other software license fees and services. The following table sets forth the Company's recurring and non-recurring backlog, by business unit, as of September 30, 2005 (in thousands):

| | Recurring | Non-Recurring | Total |
|---|---|---|---|
| ACI Worldwide | $138,510 | $56,511 | $195,021 |
| Insession Technologies | 23,317 | 8,619 | 31,936 |
| IntraNet Worldwide | 11,949 | 3,720 | 15,669 |
| | $173,776 | $68,850 | $242,626 |

Included in backlog as of September 30, 2005 is $11.3 million resulting from the Company's acquisition of S2, of which $8.7 million is in the ACI Worldwide business unit and $2.6 million is in the Insession Technologies business unit.

Customers may request that their contracts be renegotiated or terminated due to a number of factors, including mergers, changes in their financial condition, or general changes in economic conditions in the customer's industry or geographic location, or the Company may experience delays in the development or delivery of products or services specified in customer contracts. Accordingly, there can be no assurance that contracts included in recurring or non-recurring backlog will actually generate the specified revenues or that the actual revenues will be generated within a twelve-month period.

## Results of Operations

The following table sets forth certain financial data and the percentage of total revenues of the Company for the periods indicated (amounts in thousands).

| | Year Ended September 30, | | | | | |
|---|---|---|---|---|---|---|
| | 2005 | | 2004 | | 2003 | |
| | Amount | % of Revenue | Amount | % of Revenue | Amount | % of Revenue |
| Revenues: | | | | | | |
| Initial license fees (ILFs) | $ 95,206 | 30.4% | $ 74,426 | 25.4% | $ 61,542 | 22.2% |
| Monthly license fees (MLFs) | 73,216 | 23.4 | 82,976 | 28.4 | 85,283 | 30.7 |
| Software license fees | 168,422 | 53.8 | 157,402 | 53.8 | 146,825 | 52.9 |
| Maintenance fees | 93,501 | 29.8 | 88,484 | 30.2 | 79,187 | 28.6 |
| Services | 51,314 | 16.4 | 46,898 | 16.0 | 51,279 | 18.5 |
| Total revenues | 313,237 | 100.0 | 292,784 | 100.0 | 277,291 | 100.0 |
| Expenses: | | | | | | |
| Cost of software license fees | 24,648 | 7.9 | 24,996 | 8.5 | 25,500 | 9.2 |
| Cost of maintenance and services | 60,336 | 19.2 | 57,380 | 19.6 | 61,350 | 22.1 |
| Research and development | 39,686 | 12.7 | 38,007 | 13.0 | 35,373 | 12.8 |
| Selling and marketing | 65,600 | 20.9 | 61,109 | 20.9 | 54,482 | 19.6 |
| General and administrative | 58,512 | 18.7 | 56,478 | 19.3 | 56,037 | 20.2 |
| Impairment of goodwill | — | — | — | — | 9,290 | 3.4 |
| Total expenses | 248,782 | 79.4 | 237,970 | 81.3 | 242,032 | 87.3 |
| Operating income | 64,455 | 20.6 | 54,814 | 18.7 | 35,259 | 12.7 |
| Other income (expense): | | | | | | |
| Interest income | 3,843 | 1.2 | 1,762 | 0.6 | 1,211 | 0.4 |
| Interest expense | (510) | (0.2) | (1,435) | (0.5) | (2,998) | (1.1) |
| Other, net | (1,681) | (0.5) | 2,294 | 0.8 | 140 | 0.1 |
| Total other income (expense) | 1,652 | 0.5 | 2,621 | 0.9 | (1,647) | (0.6) |
| Income before income taxes | 66,107 | 21.1 | 57,435 | 19.6 | 33,612 | 12.1 |
| Income tax provision | (22,861) | (7.3) | (10,750) | (3.7) | (19,287) | (6.9) |
| Net income | $ 43,246 | 13.8% | $ 46,685 | 15.9% | $ 14,325 | 5.2% |

**Revenues.** Total revenues for fiscal 2005 increased $20.4 million, or 7.0%, as compared to fiscal 2004. The increase is the result of an $11.0 million, or 7.0%, increase in software license fee revenues, a $5.0 million, or 5.7%, increase in maintenance fee revenues, and a $4.4 million, or 9.4%, increase in services revenues. Included in fiscal 2005 results, with no corresponding amount in fiscal 2004, was approximately $2.4 million in S2-related revenues.

Total revenues for fiscal 2004 increased $15.5 million, or 5.6%, as compared to fiscal 2003. The increase is the result of a $10.6 million, or 7.2%, increase in software license fee revenues and a $9.3 million, or 11.7%, increase in maintenance fee revenues, offset by a $4.4 million, or 8.5%, decrease in services revenues.

For fiscal 2005 as compared to fiscal 2004, ACI Worldwide's software license fee revenues increased by $6.7 million. This increase resulted from a sales mix during fiscal 2005 that was more heavily weighted toward the BASE24 product line, including increased license renewals in the Americas region and increased capacity upgrades in the Americas and EMEA regions, as well as recognition of previously-deferred revenues for several large projects that were completed during fiscal 2005, including software license fee revenue following customer acceptance of a significant BASE24-es application. There was also a significant license renewal that occurred within the EMEA region during fiscal 2004 which resulted in an increase in ACI Worldwide's software license fee revenues in fiscal 2004 that offset some of the comparative year-to-year increase in ACI Worldwide software license fee revenues. Insession Technologies' software license fee revenues were $2.8 million higher in fiscal 2005 than in fiscal 2004, primarily due to increased activity related to third-party transactional data management products distributed by Insession Technologies. IntraNet Worldwide's software license fee revenues were $1.5 million higher in fiscal 2005 than in fiscal 2004, primarily due to a large international Money Transfer System ("iMTS") product contract extension that was recognized during fiscal 2005.

For fiscal 2004 as compared to fiscal 2003, ACI Worldwide's software license fee revenues increased by $12.3 million, the largest portion of which was due to a significant license renewal in the EMEA region, a large capacity upgrade and term extension by a customer in the Americas, increased revenues from the Company's BASE24 and fraud detection products, and a number of other large system and capacity increases. Insession Technologies' software license fee revenues increased by $3.3 million in fiscal 2004 as compared to fiscal 2003 due to increased activity related to its data connectivity and web-based communication products, as well as third-party transactional data management products distributed by Insession Technologies. For fiscal 2004 as compared to fiscal 2003, IntraNet Worldwide's software license fee revenues decreased by $5.0 million, primarily due to the completion of the final phase of an ACH processing project with a large European bank during fiscal 2003 which allowed the Company to recognize approximately $3.6 million in revenues. Also, as IntraNet Worldwide's customers completed their migration from the HP AlphaServer-based iMTS product (previously referred to as the Digital VAX-based iMTS product) to the IBM pSeries-based iMTS product (previously referred to as the RS6000-based iMTS product), corresponding revenues associated with the migration process declined, which explains the remaining reduction in IntraNet Worldwide's software license fee revenues for fiscal 2004 as compared to fiscal 2003.

The comparative increases in maintenance fee revenues during both fiscal 2005 and fiscal 2004 were primarily due to growth in the installed base of software products within the ACI Worldwide and Insession Technologies business units in the Americas and EMEA regions. In addition, maintenance fee revenues of $1.0 million were recognized from S2 products during fiscal 2005. Recognition of previously-deferred maintenance fee revenues for projects that were completed during fiscal 2005 also resulted in higher maintenance fee revenues for that period as compared to fiscal 2004.

The increase in services revenues during fiscal 2005 as compared to fiscal 2004 was primarily due to the recognition of previously-deferred services revenues for several large projects that were completed during fiscal 2005, with offsetting decreases in IntraNet Worldwide services revenues, as well as the deferrals of ACI Worldwide services revenues. Since all of IntraNet Worldwide's iMTS customers have successfully completed their migration from the HP AlphaServer-based iMTS product to the IBM pSeries-based iMTS product, corresponding services revenues associated with the migration process have declined. Within the ACI Worldwide business unit, a greater percentage of services work during fiscal 2005 related to the Company's newer BASE24-es product, which resulted in deferral of the corresponding services revenues until a time whereupon acceptance or first production use of the product occurs. In addition, services revenues of $1.1 million were recognized from S2 products during fiscal 2005. The decrease in services revenues for fiscal 2004 as compared to fiscal 2003 resulted primarily from increasing sales of newer products such as the Company's BASE24-es product, for which related services revenues are deferred until acceptance or first production use of the product occurs, combined with decreases in services revenues within the IntraNet Worldwide business unit as customers completed their migration to the IBM pSeries-based iMTS product.

**Expenses.** Total operating expenses for fiscal 2005 increased $10.8 million, or 4.5%, as compared to fiscal 2004. Included in fiscal 2005 operating expenses, with no corresponding amounts in fiscal 2004, were approximately $3.8 million in S2-related expenses and $1.3 in charges resulting from a reorganization of the Company's business units. In a press release dated October 25, 2005, these restructuring charges were primarily included in operating expenses in general and administrative expenses. Subsequent to the date of this press release, the Company reclassified certain fiscal 2005 restructuring charges totaling $953,000 from general and administrative expenses into the following operating expenses: $28,000 to cost of software license fees, $169,000 to cost of maintenance and services, $224,000 to research and development, and $532,000 to selling and marketing. The effect of changes in foreign currency exchange rates was to increase overall expenses by approximately $4.4 million for fiscal 2005 as compared to fiscal 2004.

Total operating expenses for fiscal 2004 decreased $4.1 million, or 1.7%, as compared to fiscal 2003. Operating expenses in fiscal 2003 included a goodwill impairment charge of $9.3 million. There was no goodwill impairment recorded in fiscal 2004. The effect of changes in foreign currency exchange rates was to increase overall expenses by approximately $9.1 million for fiscal 2004 as compared to fiscal 2003.

Cost of software license fees for fiscal 2005 decreased $0.3 million, or 1.4%, as compared to fiscal 2004. This decrease was primarily attributable to higher commissions paid to distributors of the Company's products during fiscal 2004. However, the Company experienced increased expenses surrounding customizations and/or enhancements of its newer software products within the ACI Worldwide business unit during fiscal 2005, resulting in higher costs in fiscal 2005 as compared to fiscal 2004, which offset some of the year-to-date benefits received from the decrease in distributor commission costs. Cost of software license fees for fiscal 2004 decreased $0.5 million, or 2.0%, as compared to fiscal 2003. This decrease was due primarily to a reduction in compensation-related expenses resulting from the shift of certain personnel to research and development activities in the latter part of fiscal 2003, offset by an increase in commissions paid to distributors of the Company's products along with higher product royalty fees paid on increased sales of third-party products during fiscal 2004 as compared to fiscal 2003.

Cost of maintenance and services for fiscal 2005 increased $3.0 million, or 5.2%, as compared to fiscal 2004. The comparative increase resulted primarily from $3.4 million in costs incurred to support the S2 products and higher expenses in fiscal 2005 resulting from changes in foreign currency exchange rates, offset by a reduction in compensation-related expenses resulting from the shift of certain personnel to installation services associated with increasing sales of newer products such as the Company's BASE24-es product, for which revenues are being deferred until acceptance or first production use and the associated costs are capitalized and subsequently expensed when the related services revenue recognition occurs. Cost of maintenance and services for fiscal 2004 decreased $4.0 million, or 6.5%, as compared to fiscal 2003. This decrease was primarily due to a reduction in compensation-related expenses resulting from the shift of certain personnel to installation services associated with increasing sales of newer products such as the Company's BASE24-es product, for which revenues are being deferred until acceptance or first production use and the associated costs are capitalized and subsequently expensed when the related services revenue recognition occurs, and the shift of certain personnel to research and development activities in the latter part of fiscal 2003, offset in part by an increase in costs to perform maintenance and services activities corresponding to an increase in the related combined revenues.

Research and development ("R&D") costs for fiscal 2005 increased $1.7 million, or 4.4%, as compared to fiscal 2004. This increase in R&D costs was primarily due to increased personnel assigned to R&D activities, as well as higher expenses in fiscal 2005 that resulted from changes in foreign currency exchange rates. R&D costs for fiscal 2004 increased $2.6 million, or 7.4%, as compared to fiscal 2003. This increase was primarily due to the shift of certain personnel from other areas of the Company to R&D activities in the latter part of fiscal 2003.

Selling and marketing costs for fiscal 2005 increased $4.5 million, or 7.3%, as compared to fiscal 2004. This increase in selling and marketing costs was primarily due to higher expenses in fiscal 2005 resulting from commissions due on strong sales, changes in foreign currency exchange rates, primarily in the EMEA region, increases in travel-related expenses and $0.5 million in fiscal 2005 restructuring charges. Selling and marketing costs for fiscal 2004 increased $6.6 million, or 12.2%, as compared to fiscal 2003. The large increase in selling and marketing costs reflects increased sales commissions caused primarily by higher sales volumes in the ACI Worldwide and Insession Technologies business units during fiscal 2004 as compared to fiscal 2003. Most of the increased sales activity in the ACI Worldwide business unit during fiscal 2004 occurred within the EMEA region.

General and administrative costs for fiscal 2005 increased $2.0 million, or 3.6%, as compared to fiscal 2004. This increase was primarily due to increased professional fees related to legal services, internal controls compliance testing, and other corporate level strategic planning costs. Reduced costs of director and officer liability insurance offset some of the increase in professional fees. General and administrative costs for fiscal 2004 increased $0.4 million, or 0.8%, as compared to fiscal 2003. This increase was primarily due to increased professional fees for legal, tax and other services, as well as increased insurance costs for director and officer liability insurance, offset by reductions in depreciation and bad debt expenses during fiscal 2004 as compared to fiscal 2003.

**Other Income and Expense.** Interest income for fiscal 2005 increased $2.1 million, or 118.1%, as compared to fiscal 2004. Interest income for fiscal 2004 increased $0.6 million, or 45.5%, as compared to fiscal 2003. The increases in interest income during fiscal 2005 as compared to fiscal 2004 are attributable to higher average cash and marketable securities balances, marginal increases in interest rates and global consolidation of excess cash amounts into higher yielding investments. The increases in interest income during fiscal 2004 as compared to fiscal 2003 are attributable to higher cash and marketable securities balances.

Interest expense for fiscal 2005 decreased $0.9 million, or 64.5%, as compared to fiscal 2004. Interest expense for fiscal 2004 decreased $1.6 million, or 52.1%, as compared to fiscal 2003. While no new debt under financing agreements has been incurred by the Company during the past three fiscal years, scheduled payments continue to be made, decreasing outstanding debt balances and corresponding interest expense.

Other income and expense consists of foreign currency gains and losses, and other non-operating items. Other expense for fiscal 2005 was $1.7 million as compared to other income for the same period of fiscal 2004 of $2.3 million. These amounts were primarily attributable to foreign currency gains or losses realized by the Company, with the Company realizing $1.4 million in net losses during fiscal 2005 as compared to $2.6 million in net gains during fiscal 2004. Other income for fiscal 2004 increased $2.2 million as compared to fiscal 2003. This increase is primarily due to foreign currency gains, with the Company realizing $2.6 million in net gains during fiscal 2004 as compared to $0.3 million in net gains during fiscal 2003.

**Income Taxes.** The effective tax rates for fiscal 2005, 2004 and 2003 were approximately 34.6%, 18.7% and 57.4%, respectively. Differences between the income tax provisions computed at the statutory federal income tax rate and per the consolidated statements of operations are summarized as follows (in thousands):

| | Year Ended September 30, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Tax expense at federal rate of 35% | $23,137 | $ 20,102 | $11,764 |
| Increase (decrease) in valuation allowance | 113 | (2,798) | 887 |
| State income taxes, net of federal benefit | 1,477 | 1,661 | 835 |
| Foreign tax rate differential | (293) | 1,410 | 120 |
| Impairment of goodwill | — | — | 3,252 |
| MDL restructuring | — | (11,337) | — |
| Impact of foreign taxes on U.S. return | — | 1,585 | 2,812 |
| Research and development credits | (198) | (299) | (314) |
| Extraterritorial income exclusion | (494) | (448) | (390) |
| Nontaxable municipal interest | (753) | — | — |
| Other | (128) | 874 | 321 |
| Income tax provision | $22,861 | $ 10,750 | $19,287 |

Each year, the Company evaluates its historical operating results as well as its projections for the future to determine the realizability of the deferred tax assets. As of September 30, 2005, the Company had net deferred tax assets of $24.4 million (net of a $50.4 million valuation allowance). The Company's valuation allowance primarily relates to foreign net operating losses, foreign tax credits, capital loss carryforwards, impairment of investments and foreign withholding taxes. The valuation allowance is based on the extent to which management believes these carryforwards and credits could expire unused due to the Company's historical or projected losses. The Company analyzes the recoverability of its net deferred tax assets at each future reporting period. Because unforeseen factors may affect future taxable income, increases or decreases to the valuation reserve may be required in future periods.

During fiscal 2004, the Company completed a reorganization of its MessagingDirect Ltd. subsidiary, now known as MessagingDirect Company, and its related entities (collectively referred to as "the MDL entities"), and elected to treat certain foreign operations as branches of the U.S. parent company, which resulted in the recognition of a $12.0 million tax benefit, of which the federal benefit was $11.3 million and the state benefit was $0.7 million. This tax benefit arises from the excess of tax basis over the book carrying value of these foreign assets following the reorganization.

The Company had foreign tax credit carryforwards at September 30, 2005 of $12.1 million, which will begin to expire in fiscal 2010. The Company had domestic net operating loss carryforwards ("NOLs") for tax purposes of $1.3 million at September 30, 2005 related to the pre-acquisition periods of acquired subsidiaries, which begin to expire in fiscal 2009, and $2.8 million related to pre-reorganization losses of U.S. corporations that were not previously a part of the Company's U.S. consolidated income tax return, which begin to expire in 2021. The utilization of these NOLs may be limited pursuant to Section 382 of the Internal Revenue Code and Treasury Regulations under Section 1502. At September 30, 2005, the Company had foreign NOLs of $65.9 million, a majority of which may be utilized over an indefinite life, with the remainder expiring over the next 15 years. A valuation allowance has been provided for substantially all of the deferred tax assets related to the foreign loss carryforwards to the extent management believes these carryforwards are more likely than not to expire unused due to the Company's historical or projected losses in certain of its foreign subsidiaries. In addition, at September 30, 2005, the Company had domestic capital loss carryforwards for tax purposes of $17.0 million, for which a full valuation allowance has been provided. These domestic capital loss carryforwards begin to expire in fiscal 2006.

*The American Jobs Creation Act of 2004 (the "Jobs Act")*

On October 22, 2004, the Jobs Act was enacted, which directly impacts the Company in several areas. The Jobs Act reduces the carryback period of foreign tax credits from two years to one year and extends the carryforward period from five years to ten years.

The Company currently takes advantage of the extraterritorial income exclusion ("EIE") in calculating its federal income tax liability. The Jobs Act repealed the EIE, the benefit of which will be phased out over a three-year period, with 80% of the prior benefit allowed in 2005, 60% in 2006 and 0% allowed in years after 2006.

The Jobs Act replaced the EIE with the new "manufacturing deduction" that allows a deduction from taxable income of up to 9% of "qualified production activities income," not to exceed taxable income. The deduction is phased in over a six-year period, with the eligible percentage increasing from 3% in 2005 to 9% in 2010.

The Jobs Act includes a foreign earnings repatriation provision that provides an 85% dividends received deduction for certain dividends received from controlled foreign corporations. To qualify for the deduction, the earnings must be reinvested in the United States pursuant to a domestic reinvestment plan established by the company's chief executive officer and approved by the company's board of directors. The Company has determined that it will not repatriate any foreign earnings under the repatriation provisions of the Jobs Act.

*Subsequent Event — Federal Tax Audit Settlement*

The Company has reached an agreement with the IRS to settle its open audit years 1997 through 2003, which will result in a refund to the Company. A refund claim was submitted to the Joint Committee on Taxation ("Joint Committee") for approval. Subsequent to the end of fiscal 2005, the Company was notified by the IRS that the Joint Committee approved the conclusions reached by the IRS with respect to the audit of the Company's 1997 through 2003 tax years. The total amount of the refund is estimated to be $8.9 million, plus interest of approximately $1.7 million. The Company recorded the effects of the refund plus interest in its consolidated financial statements in the first quarter of fiscal 2006, including entries to relieve related tax contingency reserves of $3.3 million. The Company is evaluating the impact to the consolidated financial statements of other adjustments related to the audit settlement.

**Liquidity and Capital Resources**

As of September 30, 2005, the Company's principal sources of liquidity consisted of $156.5 million in cash, cash equivalents and marketable securities. The Company had no bank borrowings outstanding as of September 30, 2005. In December 2004, the Company announced that its Board of Directors approved a stock repurchase program authorizing the Company, from time to time as market and business conditions warrant, to acquire up to $80.0 million of its common stock, and that it intends to use existing cash and cash equivalents to fund these repurchases. During fiscal 2005, the Company repurchased 1,467,000 shares of its common stock at an average price of $22.73 per share under this stock repurchase program, with cash paid of $33.0 million by September 30, 2005 and remaining settlements of $0.3 million occurring the first week of October on these repurchased shares. As of September 30, 2005, the maximum approximate remaining dollar value of shares authorized for purchase under the stock repurchase program was approximately $46.7 million. During the two-month period ending November 30, 2005, the Company repurchased additional shares of its common stock under this stock repurchase program for approximately $9.5 million.

The Company may also decide to use cash to acquire new products and services or enhance existing products and services through acquisitions of other companies, product lines, technologies and personnel, or through investments in other companies. On June 29, 2005, the Company announced the signing of a definitive agreement to acquire substantially all of the assets of S2 Systems, Inc. ("S2"). S2, which generates nearly half of its revenue from international markets, is a global provider of electronic payments and network connectivity software. S2 primarily serves financial services and retail customers, which are homogeneous and complementary to the Company's target markets. The Company completed the acquisition on July 29, 2005 for $35.7 million in cash, inclusive of a working capital adjustment, of which $8.0 million was being held in escrow at September 30, 2005. The Company paid an additional $0.9 million for acquisition-related costs. In addition, the Company may pay additional consideration based upon transaction-based license fee revenues of certain customer contracts acquired, with computation of such amounts on a quarterly basis through the fiscal quarter ended September 30, 2008.

The Company's net cash flows provided by operating activities in fiscal 2005, 2004 and 2003 were $53.2 million, $58.1 million and $37.9 million, respectively. The decrease in operating cash flows in fiscal 2005 as compared to fiscal 2004 resulted primarily from decreased net income, along with changes in billed and accrued receivables and deferred revenues, offset by increases in operating cash flows resulting from changes in recoverable income taxes. The increase in operating cash flows in fiscal 2004 as compared to fiscal 2003 resulted primarily from increased net income, including adjustments for non-cash items, and changes in recoverable income taxes.

On October 5, 2005, the Company issued a press release announcing a restructuring of its organization. As a result of this restructuring, the Company incurred $1.3 million in charges during fiscal 2005, of which $0.2 million was paid in fiscal 2005, with remaining amounts to be paid in fiscal 2006. During fiscal 2006, the Company expects to incur an additional $2.1 million to $2.8 million in restructuring costs offset by first-year pre-tax savings of $5.8 million to $6.0 million. Total estimated restructuring charges related to this reorganization consist of termination benefits of $1.6 million to $1.7 million; office establishment and/or relocation along with employee hiring and/or relocation charges of $1.4 million to $1.8 million; and other charges of $0.4 million to $0.6 million. Substantially all of the aforementioned charges result in cash expenditures after September 30, 2005. The Company expects annual pre-tax savings from this reorganization to be in the range of $6.4 million to $6.7 million. Estimated first-year savings are lower than estimated future-year savings as certain compensation-related expense reductions are for less than a full year during fiscal 2006. The Company anticipates that the restructuring will be substantially completed by the end of fiscal 2006.

The Company paid $1.7 million in fiscal 2004 and $0.6 million in fiscal 2003 related to restructuring charges incurred prior to fiscal 2005. Liabilities of $0.5 million remaining at September 30, 2004 related to restructuring charges were reversed in fiscal 2005 due to the Company's decision to continue leasing the corporate aircraft through the term of the lease rather than seek an exit to the lease obligation.

The Company's net cash flows used in investing activities in fiscal 2005, 2004 and 2003 were $79.4 million, $2.9 million and $34.9 million, respectively. Several factors affected the comparison in activity between fiscal years. In fiscal 2005, the Company used cash to increase its net holdings of marketable securities by $37.4 million, used $36.6 million to acquire the business of S2 (including $35.7 million paid to owners of S2 as well as acquisition-related expenses), and purchased $5.5 million of software, property and equipment. In fiscal 2004, the Company purchased $3.9 million of software, property and equipment, and reduced its holdings of marketable securities by $1.0 million. In fiscal 2003, the Company purchased $3.1 million of software, property and equipment, and increased its net holdings of marketable securities by $32.5 million.

The Company's net cash flows used in financing activities were $24.8 million, $2.8 million and $14.9 million in fiscal 2005, 2004 and 2003, respectively. In fiscal 2005, the Company used cash of $33.0 million to purchase shares of its common stock under the Company's stock repurchase program, made scheduled payments to the third-party financial institutions totaling $7.3 million, and received proceeds of $14.1 million from exercises of stock options. In fiscal 2004, the Company made scheduled payments to the third-party financial institutions totaling $16.3 million and received proceeds of $13.1 million from exercises of stock options. In fiscal 2003, the Company made scheduled payments to the third-party financial institutions totaling $19.2 million and received proceeds of $4.7 million from exercises of stock options.

The Company also realized an increase in cash of $0.5 million, $2.9 million and $2.9 million during fiscal 2005, 2004 and 2003, respectively, due to foreign exchange rate variances.

The Company believes that its existing sources of liquidity, including cash on hand, marketable securities and cash provided by operating activities, will satisfy the Company's projected liquidity requirements for the foreseeable future.

**Contractual Obligations and Commercial Commitments**

The Company leases office space, equipment and the corporate aircraft under operating leases that run through February 2017. In addition, the Company has sold the rights to future payment streams under software license arrangements with extended payment terms to financial institutions for cash. The Company recorded the proceeds received from these financing agreements as debt and reduces the debt principal as payments are made. Contractual obligations as of September 30, 2005 are as follows (in thousands):

| | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| Contractual Obligations | Total | Less than 1 year | 1-3 years | 3-5 years | More than 5 years |
| Operating Lease Obligations | $37,323 | $10,886 | $17,404 | $6,630 | $2,403 |
| Debt — Financing Agreement Obligations | 2,319 | 2,165 | 154 | — | — |
| Total | $39,642 | $13,051 | $17,558 | $6,630 | $2,403 |

**Recent Accounting Pronouncements**

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (Revised 2004), "Share-Based Payment" ("SFAS No. 123R"). This revised accounting standard eliminates the ability to account for share-based compensation transactions using the intrinsic value method in accordance with APB Opinion No. 25 and requires instead that such transactions be accounted for using a fair-value-based method. SFAS No. 123R requires public entities to record noncash compensation expense related to payment for employee services by an equity award, such as stock options, in their financial statements over the requisite service period. In March 2005, the SEC issued Staff Accounting Bulletin ("SAB") 107, "Share-Based Payment," which includes recognition, measurement and disclosure guidance for companies as they begin to implement SFAS No. 123R. SAB 107 does not modify any of SFAS No. 123R's conclusions or requirements. Although SFAS No. 123R was originally scheduled to become effective as of the first interim reporting period that began after June 15, 2005, the SEC deferred the effective date of this pronouncement to the first annual reporting period that begins after June 15, 2005. The Company has historically provided pro forma disclosures pursuant to SFAS No. 123 and SFAS No. 148 as if the fair value method of accounting for stock options had been applied, assuming use of the Black-Scholes option-pricing model. The Company adopted SFAS No. 123R as of October 1, 2005. The impact of adopting SFAS No. 123R will depend partially on levels of share-based awards granted in the future. However, had the Company adopted SFAS No. 123R in prior periods, the results would have approximated the impact as illustrated in the pro forma disclosures included in Note 1 to the consolidated financial statements.

## Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company conducts business in all parts of the world and is thereby exposed to market risks related to fluctuations in foreign currency exchange rates. As a general rule, the Company's revenue contracts are denominated in U.S. dollars. Thus, any decline in the value of local foreign currencies against the U.S. dollar results in the Company's products and services being more expensive to a potential foreign customer, and in those instances where the Company's goods and services have already been sold, may result in the receivables being more difficult to collect. The Company at times enters into revenue contracts that are denominated in the country's local currency, principally in Australia, Canada, the United Kingdom and other European countries. This practice serves as a natural hedge to finance the local currency expenses incurred in those locations. The Company has not entered into any foreign currency hedging transactions. The Company does not purchase or hold any derivative financial instruments for the purpose of speculation or arbitrage.

The primary objective of the Company's cash investment policy is to preserve principal without significantly increasing risk. Based on the Company's cash investments and interest rates on these investments at September 30, 2005, and if the Company maintained this level of similar cash investments for a period of one year, a hypothetical ten percent increase or decrease in interest rates would increase or decrease interest income by approximately $0.5 million annually.

## Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The required consolidated financial statements and notes thereto are included in this annual report on Form 10-K and are listed in Part IV, Item 15.

## Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## Item 9A. CONTROLS AND PROCEDURES

*Evaluation of Disclosure Controls and Procedures*

The Company's management, under the supervision of and with the participation of the Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934 (the "Exchange Act") as of the end of the period covered by this report. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective, as of the end of the period covered by this report, to provide reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, completely and accurately, within the time periods specified in Securities and Exchange Commission rules and forms.

*Management's Report on Internal Control Over Financial Reporting*

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the

Company's financial reporting and the preparation of its consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

Management assessed the Company's internal control over financial reporting as of September 30, 2005. Management based its assessment on criteria established in "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

The Company's evaluation of and conclusion on the effectiveness of internal control over financial reporting excludes S2 Systems, Inc., which was acquired by the Company on July 29, 2005. The Company recorded total assets of $42.5 million related to the acquisition of S2, representing approximately 12% of its total consolidated assets, and $2.4 million in revenues, representing less than 1% of the Company's fiscal 2005 total consolidated revenues.

Based on its assessment, management has concluded that the Company's internal control over financial reporting was effective as of September 30, 2005. Management has identified no material weakness in internal control over financial reporting. The Company has reviewed the results of management's assessment with the Audit Committee of the Company's Board of Directors.

The Company's independent registered public accounting firm, KPMG LLP, has issued an attestation report on management's assessment of the Company's internal control over financial reporting. That report is included below within this Item 9A.

*Changes in Internal Control Over Financial Reporting*

There were no changes in the Company's internal controls over financial reporting that occurred during the fourth quarter of fiscal 2005 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

**Report of Independent Registered Public Accounting Firm**

The Board of Directors and Stockholders
Transaction Systems Architects, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting appearing under item 9A, that Transaction Systems Architects, Inc. and subsidiaries (the Company) maintained effective internal control over financial reporting as of September 30, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of September 30, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The Company acquired the business of S2 Systems, Inc. during the year ended September 30, 2005, and management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of September 30, 2005, the S2 Systems, Inc.'s internal controls over financial reporting associated with total assets of $42.5 million and total revenues of $2.4 million included in the consolidated financial statements of the Company and subsidiaries as of and for the year ended September 30, 2005. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of S2 Systems, Inc.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and subsidiaries as of September 30, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended September 30, 2005, and our report dated December 12, 2005, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Omaha, Nebraska
December 12, 2005

**Item 9B. OTHER INFORMATION**

None.

## PART III

### Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this item with respect to directors of the registrant is included in the section entitled "Nominees" under "Proposal 1 — Election of Directors" in the Registrant's Proxy Statement for the Annual Meeting of Stockholders to be held on March 7, 2006 ("the Proxy Statement") and is incorporated herein by reference. Information included in the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement is also incorporated herein by reference. Information related to the audit committee and the audit committee financial expert is included in the section entitled "Report of Audit Committee" in the Proxy Statement and is incorporated herein by reference.

Certain information regarding the Company's executive officers is included in Item 4A, "Executive Officers of the Registrant" in Part I of this annual report on Form 10-K.

The Company has adopted a Code of Ethics for the Chief Executive Officer and Senior Financial Officers (the "Code of Ethics"), which applies to the Chief Executive Officer, the Chief Financial Officer, the Chief Accounting Officer and Controller, and persons performing similar functions. The full text of the Code of Ethics is published on the Company's website at *www.tsainc.com* in the "Investor Relations — Corporate Governance" section. The Company intends to disclose future amendments to, or waivers from, certain provisions of the Code of Ethics on its website within five business days following the adoption of such amendment or waiver.

### Item 11. EXECUTIVE COMPENSATION

Information included in the sections entitled "Information Regarding the Board, its Committees, and Director Compensation" and "Information Regarding Executive Officer Compensation" in the Proxy Statement is incorporated herein by reference.

### Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information included in the sections entitled "Information Regarding Stock Ownership" and "Information Regarding Executive Officer Compensation" in the Proxy Statement is incorporated herein by reference.

### Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information included in the section entitled "Certain Relationships and Related Transactions," if any, in the Proxy Statement is incorporated herein by reference.

### Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information included in the section entitled "Independent Accountants" in the Proxy Statement is incorporated herein by reference.

## PART IV

### Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

**Documents filed as part of this annual report on Form 10-K:**

**(1) Financial Statements.** The following index lists consolidated financial statements and notes thereto filed as part of this annual report on Form 10-K:



**(2) Financial Statement Schedules.** All schedules have been omitted because they are not applicable or the required information is included in the consolidated financial statements or notes thereto.

**(3) Exhibits.** The following exhibit index lists exhibits incorporated herein by reference, filed as part of this annual report on Form 10-K, or furnished as part of this annual report on Form 10-K:

**EXHIBIT INDEX**

| Exhibit No. | | Description |
|---|---|---|
| 2.01 | (1) | Asset Purchase Agreement by and between S2 Systems, Inc. and the Company |
| 3.01 | (2) | Amended and Restated Certificate of Incorporation of the Company, and amendments thereto |
| 3.02 | (3) | Amended and Restated Bylaws of the Company |
| 4.01 | (4) | Form of Common Stock Certificate |
| 10.01 | (5) * | Stock and Warrant Holders Agreement, dated as of December 30, 1993 |
| 10.02 | (6) * | ACI Holding, Inc. 1994 Stock Option Plan |
| 10.03 | (7) * | Transaction Systems Architects, Inc. 1996 Stock Option Plan |
| 10.04 | (8) * | Transaction Systems Architects, Inc. 1997 Management Stock Option Plan |
| 10.07 | (9) * | Severance Compensation Agreements between Transaction Systems Architects, Inc. and certain officers, including executive officers |
| 10.08 | (10) * | Transaction Systems Architects, Inc. 1999 Stock Option Plan |
| 10.09 | (11) * | Transaction Systems Architects, Inc. 1999 Employee Stock Purchase Plan |
| 10.10 | (12) * | Transaction Systems Architects, Inc. 2000 Non-Employee Director Stock Option Plan |
| 10.12 | (13) * | Transaction Systems Architects, Inc. 2002 Non-Employee Director Stock Option Plan |
| 10.12 | (14) * | Amendment to 2002 Non-Employee Director Stock Option Plan, Amendment No. 1 to Stock Option Agreement (dated as of May 8, 2002) and Amendment No. 1 to Stock Option Agreement (dated as of March 9, 2004) |
| 10.09 | (15) * | Transaction Systems Architects, Inc. 2005 Equity and Performance Incentive Plan |
| 10.13 | (16) * | Third Amended and Restated Employment Agreement between the Company and Gregory D. Derkacht |

| | | |
|---|---|---|
| 10.14 | (17) * | Amended and Restated Severance Compensation Agreement between the Company and Gregory D. Derkacht |
| 10.15 | (17) * | Severance Compensation Agreement between the Company and certain officers, including executive officers |
| 10.16 | (18) * | Severance Compensation Agreement (Change in Control) between the Company and certain officers, including executive officers |
| 10.17 | (19) * | Indemnification Agreement between the Company and certain officers, including executive officers |
| 10.18 | (20) * | Description of the 2005 Fiscal Year Management Incentive Compensation Plan |
| 10.19 | (21) * | Form of Stock Option Agreement for the Company's 1994 Stock Option Plan |
| 10.20 | (22) * | Form of Stock Option Agreement for the Company's 1996 Stock Option Plan |
| 10.21 | (23) * | Form of Stock Option Agreement for the Company's 1997 Management Stock Option Plan |
| 10.22 | (24) * | Form of Stock Option Agreement for the Company's 1999 Stock Option Plan |
| 10.23 | (25) * | Form of Stock Option Agreement for the Company's 2000 Non-Employee Director Plan |
| 10.24 | (26) * | Form of Stock Option Agreement for the Company's 2002 Non-Employee Director Plan |
| 10.24 | (27) * | Form of Nonqualified Stock Option Agreement — Non-Employee Director for the Company's 2005 Equity and Performance Incentive Plan |
| 10.24 | (28) * | Form of Nonqualified Stock Option Agreement — Employee for the Company's 2005 Equity and Performance Incentive Plan |
| 10.24 | (29) * | Form of LTIP Performance Shares Agreement for the Company's 2005 Equity and Performance Incentive Plan |
| 10.24 | (30) * | Employment Agreement by and between the Company and Philip G. Heasley |
| 10.24 | (31) * | Stock Option Agreement by and between the Company and Philip G. Heasley |
| 10.24 | (32) * | Change in Control Severance Compensation Agreement by and between the Company and Philip G. Heasley |
| 10.24 | (33) * | Fourth Amended and Restated Employment Agreement between the Company and Gregory D. Derkacht |
| 10.24 | (34) * | Description of the 2006 Fiscal Year Management Incentive Compensation Plan |
| 10.24 | (35) * | Separation Agreement and General Release between Dennis Jorgensen and the Company |
| 21.01 | | Subsidiaries of the Registrant (filed herewith) |
| 23.01 | | Consent of Independent Registered Public Accounting Firm (filed herewith) |
| 31.01 | | Certification of Chief Executive Officer pursuant to S.E.C. Rule 13a-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith) |
| 31.02 | | Certification of Chief Financial Officer pursuant to S.E.C. Rule 13a-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith) |
| 32.01 | | Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith) |
| 32.02 | | Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith) |

---

(1) Incorporated herein by reference to Exhibit 2.1 to the registrant's current report on Form 8-K filed on July 1, 2005.

(2) Incorporated herein by reference to Annex A to the registrant's Proxy Statement for the 2005 Annual Meeting of Stockholders filed on January 26, 2005 (File No. 000-25346).

(3) Incorporated herein by reference to Exhibit 3. 2 to the registrant's Registration Statement No. 333-113550 on Form S-8.

(4) Incorporated herein by reference to Exhibit 4.01 to the registrant's Registration Statement No. 33-88292 on Form S-1.

(5) Incorporated herein by reference to Exhibit 10.09 to the registrant's Registration Statement No. 33-88292 on Form S-1.

(6) Incorporated herein by reference to Exhibit 10.01 to the registrant's Registration Statement No. 33-88292 on Form S-1.

(7) Incorporated herein by reference to Exhibit 10.07 to the registrant's annual report on Form 10-K for the fiscal year ended September 30, 1996.

(8) Incorporated herein by reference to Exhibit 10.24 to the registrant's quarterly report on Form 10-Q for the period ended March 31, 1997.

(9) Incorporated herein by reference to Exhibit 10.32 to the registrant's annual report on Form 10-K for the fiscal year ended September 30, 1999.

(10) Incorporated herein by reference to Appendix A to the registrant's Proxy Statement for the 2002 Annual Meeting of Stockholders.

(11) Incorporated herein by reference to Exhibit 10.1 to the registrant's quarterly report on Form 10-Q for the period ended March 31, 2005.

(12) Incorporated herein by reference to Exhibit 10.33 to the registrant's quarterly report on Form 10-Q for the period ended June 30, 2000.

(13) Incorporated herein by reference to Annex A to the registrant's Proxy Statement for the 2004 Annual Meeting of Stockholders.

(14) Incorporated herein by reference to Exhibit 10.6 to the registrant's current report on Form 8-K filed on March 10, 2005.

(15) Incorporated herein by reference to Annex B to the registrant's Proxy Statement for the 2005 Annual Meeting of Stockholders filed on January 26, 2005 (File No. 000-25346).

(16) Incorporated herein by reference to Exhibit 10.1 to the registrant's current report on Form 8-K filed on September 29, 2004.

(17) Incorporated herein by reference to Exhibit 10.15 to the registrant's annual report on Form 10-K for the fiscal year ended September 30, 2003.

(18) Incorporated herein by reference to Exhibit 10.16 to the registrant's annual report on Form 10-K for the fiscal year ended September 30, 2003.

(19) Incorporated herein by reference to Exhibit 10.17 to the registrant's annual report on Form 10-K for the fiscal year ended September 30, 2003.

(20) Incorporated herein by reference to Exhibit 10.2 to the registrant's Form 8-K/A, Amendment No. 2, filed on December 13, 2004.

(21) Incorporated herein by reference to Exhibit 10.18 to the registrant's annual report on Form 10-K for the fiscal year ended September 30, 2004.

(22) Incorporated herein by reference to Exhibit 10.19 to the registrant's annual report on Form 10-K for the fiscal year ended September 30, 2004.

(23) Incorporated herein by reference to Exhibit 10.20 to the registrant's annual report on Form 10-K for the fiscal year ended September 30, 2004.

(24) Incorporated herein by reference to Exhibit 10.21 to the registrant's annual report on Form 10-K for the fiscal year ended September 30, 2004.

(25) Incorporated herein by reference to Exhibit 10.22 to the registrant's annual report on Form 10-K for the fiscal year ended September 30, 2004.

(26) Incorporated herein by reference to Exhibit 10.23 to the registrant's annual report on Form 10-K for the fiscal year ended September 30, 2004.

(27) Incorporated herein by reference to Exhibit 10.5 to the registrant's current report on Form 8-K filed on March 10, 2005.

(28) Incorporated herein by reference to Exhibit 10.1 to the registrant's quarterly report on Form 10-Q for the period ended June 30, 2005.

(29) Incorporated herein by reference to Exhibit 10.5 to the registrant's current report on Form 8-K filed on March 10, 2005.

(30) Incorporated herein by reference to Exhibit 10.1 to the registrant's current report on Form 8-K filed on March 10, 2005.

(31) Incorporated herein by reference to Exhibit 10.2 to the registrant's current report on Form 8-K filed on March 10, 2005.

(32) Incorporated herein by reference to Exhibit 10.3 to the registrant's current report on Form 8-K filed on March 10, 2005.

(33) Incorporated herein by reference to Exhibit 10.3 to the registrant's current report on Form 8-K filed on August 9, 2005.

(34) Incorporated herein by reference to Exhibit 10.2 to the registrant's current report on Form 8-K filed on September 20, 2005.

(35) Incorporated herein by reference to Exhibit 10.1 to the registrant's current report on Form 8-K filed on October 13, 2005.

---

* **Denotes exhibit that constitutes a management contract, or compensatory plan or arrangement.**

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Transaction Systems Architects, Inc.:

We have audited the accompanying consolidated balance sheets of Transaction Systems Architects, Inc. and subsidiaries (the Company) as of September 30, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended September 30, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Transaction Systems Architects, Inc. and subsidiaries as of September 30, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of September 30, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated December 12, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP

Omaha, Nebraska
December 12, 2005

## TRANSACTION SYSTEMS ARCHITECTS, INC. AND SUBSIDIARIES

## CONSOLIDATED BALANCE SHEETS

### (in thousands, except share amounts)

| | September 30, 2005 | September 30, 2004 |
|---|---|---|
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 83,693 | $134,198 |
| Marketable securities | 72,819 | 35,434 |
| Billed receivables, net of allowances of $2,390 and $2,834, respectively | 63,530 | 44,487 |
| Accrued receivables | 5,535 | 11,206 |
| Recoverable income taxes | 3,474 | 11,524 |
| Deferred income taxes, net | 2,552 | 230 |
| Other | 13,009 | 6,901 |
| Total current assets | 244,612 | 243,980 |
| Property and equipment, net | 9,089 | 8,251 |
| Software, net | 4,930 | 1,454 |
| Goodwill | 66,169 | 46,706 |
| Other intangible assets, net | 13,573 | 618 |
| Deferred income taxes, net | 21,884 | 22,943 |
| Other | 3,123 | 1,506 |
| Total assets | $363,380 | $325,458 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Current portion of debt — financing agreements | $ 2,165 | $ 7,027 |
| Accounts payable | 9,521 | 6,974 |
| Accrued employee compensation | 19,296 | 13,354 |
| Deferred revenue | 81,374 | 82,647 |
| Accrued and other liabilities | 11,662 | 9,890 |
| Total current liabilities | 124,018 | 119,892 |
| Debt — financing agreements | 154 | 2,327 |
| Deferred revenue | 20,450 | 15,427 |
| Other | 1,640 | 851 |
| Total liabilities | 146,262 | 138,497 |
| Commitments and contingencies (Note 15) | | |
| Stockholders' equity: | | |
| Preferred stock, $.01 par value; 5,000,000 shares authorized; no shares issued and outstanding at September 30, 2005 and 2004 | — | — |
| Common stock, $.005 par value; 70,000,000 shares authorized; 40,327,678 shares issued at September 30, 2005 | 202 | — |
| Class A common stock, $.005 par value; 50,000,000 shares authorized; 39,105,484 shares issued at September 30, 2004 | — | 196 |
| Treasury stock, at cost, 2,943,109 and 1,476,145 shares at September 30, 2005 and 2004, respectively | (68,596) | (35,258) |
| Additional paid-in capital | 274,344 | 254,715 |
| Retained earnings (accumulated deficit) | 20,329 | (22,917) |
| Accumulated other comprehensive loss | (9,161) | (9,775) |
| Total stockholders' equity | 217,118 | 186,961 |
| Total liabilities and stockholders' equity | $363,380 | $325,458 |

The accompanying notes are an integral part of the consolidated financial statements.

**TRANSACTION SYSTEMS ARCHITECTS, INC. AND SUBSIDIARIES**

**CONSOLIDATED STATEMENTS OF OPERATIONS**

**(in thousands, except per share amounts)**

| | Year Ended September 30, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Revenues: | | | |
| Software license fees | $168,422 | $157,402 | $146,825 |
| Maintenance fees | 93,501 | 88,484 | 79,187 |
| Services | 51,314 | 46,898 | 51,279 |
| Total revenues | 313,237 | 292,784 | 277,291 |
| Expenses: | | | |
| Cost of software license fees | 24,648 | 24,996 | 25,500 |
| Cost of maintenance and services | 60,336 | 57,380 | 61,350 |
| Research and development | 39,686 | 38,007 | 35,373 |
| Selling and marketing | 65,600 | 61,109 | 54,482 |
| General and administrative | 58,512 | 56,478 | 56,037 |
| Impairment of goodwill | — | — | 9,290 |
| Total expenses | 248,782 | 237,970 | 242,032 |
| Operating income | 64,455 | 54,814 | 35,259 |
| Other income (expense): | | | |
| Interest income | 3,843 | 1,762 | 1,211 |
| Interest expense | (510) | (1,435) | (2,998) |
| Other, net | (1,681) | 2,294 | 140 |
| Total other income (expense) | 1,652 | 2,621 | (1,647) |
| Income before income taxes | 66,107 | 57,435 | 33,612 |
| Income tax provision | (22,861) | (10,750) | (19,287) |
| Net income | $ 43,246 | $ 46,685 | $ 14,325 |
| Earnings per share information: | | | |
| Weighted average shares outstanding: | | | |
| Basic | 37,682 | 37,001 | 35,558 |
| Diluted | 38,501 | 38,076 | 35,707 |
| Earnings per share: | | | |
| Basic | $ 1.15 | $ 1.26 | $ 0.40 |
| Diluted | $ 1.12 | $ 1.23 | $ 0.40 |

The accompanying notes are an integral part of the consolidated financial statements.

## TRANSACTION SYSTEMS ARCHITECTS, INC. AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
### (in thousands)

| | Common Stock* | Treasury Stock | Additional Paid-in Capital | Retained Earnings (Accumulated Deficit) | Accumulated Other Comprehensive Loss | Total |
|---|---|---|---|---|---|---|
| Balance, September 30, 2002 | $183 | $(35,258) | $228,465 | $(83,927) | $(6,605) | $102,858 |
| Comprehensive income information: | | | | | | |
| Net income | — | — | — | 14,325 | — | 14,325 |
| Other comprehensive income: | | | | | | |
| Foreign currency translation adjustments | — | — | — | — | (1,858) | (1,858) |
| Change in unrealized investment holding loss | — | — | — | — | 242 | 242 |
| Comprehensive income | | | | | | 12,709 |
| Issuance of common stock pursuant to Employee Stock Purchase Plan | — | — | 1,027 | — | — | 1,027 |
| Exercises of stock options | 5 | — | 4,720 | — | — | 4,725 |
| Tax benefit of stock options exercised | — | — | 1,518 | — | — | 1,518 |
| Stock option compensation | — | — | 62 | — | — | 62 |
| Loss on redemption of redeemable preferred stock of subsidiary company | — | — | (125) | — | — | (125) |
| Issuance of common stock pursuant to redemption of redeemable preferred stock of subsidiary company | — | — | 100 | — | — | 100 |
| Balance, September 30, 2003 | 188 | (35,258) | 235,767 | (69,602) | (8,221) | 122,874 |
| Comprehensive income information: | | | | | | |
| Net income | — | — | — | 46,685 | — | 46,685 |
| Other comprehensive income: | | | | | | |
| Foreign currency translation adjustments | — | — | — | — | (1,755) | (1,755) |
| Change in unrealized investment holding loss | — | — | — | — | 77 | 77 |
| Reclassification adjustment for loss realized in net income | — | — | — | — | 124 | 124 |
| Comprehensive income | | | | | | 45,131 |
| Issuance of common stock pursuant to Employee Stock Purchase Plan | — | — | 957 | — | — | 957 |
| Exercises of stock options | 8 | — | 13,106 | — | — | 13,114 |
| Tax benefit of stock options exercised | — | — | 4,738 | — | — | 4,738 |
| Stock option compensation | — | — | 147 | — | — | 147 |
| Balance, September 30, 2004 | 196 | (35,258) | 254,715 | (22,917) | (9,775) | 186,961 |
| Comprehensive income information: | | | | | | |
| Net income | — | — | — | 43,246 | — | 43,246 |
| Other comprehensive income: | | | | | | |
| Foreign currency translation adjustments | — | — | — | — | 620 | 620 |
| Change in unrealized investment holding loss | — | — | — | — | (6) | (6) |
| Comprehensive income | | | | | | 43,860 |
| Repurchases of common stock | — | (33,338) | — | — | — | (33,338) |
| Issuance of common stock pursuant to Employee Stock Purchase Plan | — | — | 1,007 | — | — | 1,007 |
| Exercises of stock options | 6 | — | 14,114 | — | — | 14,120 |
| Tax benefit of stock options exercised | — | — | 4,299 | — | — | 4,299 |
| Stock option compensation | — | — | 209 | — | — | 209 |
| Balance, September 30, 2005 | $202 | $(68,596) | $274,344 | $ 20,329 | $(9,161) | $217,118 |

* During fiscal 2005, the Company's stockholders approved a proposal that re-designated the Company's Class A Common Stock as Common Stock without modification of the rights, preferences or privileges associated with such shares and eliminated the Company's Class A Common Stock.

The accompanying notes are an integral part of the consolidated financial statements.

## TRANSACTION SYSTEMS ARCHITECTS, INC. AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF CASH FLOWS
## (in thousands)

| | Year Ended September 30, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Cash flows from operating activities: | | | |
| Net income | $ 43,246 | $ 46,685 | $ 14,325 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation | 3,832 | 4,203 | 5,063 |
| Amortization | 1,348 | 2,368 | 3,976 |
| Loss on sale of marketable securities | — | 124 | 188 |
| Impairment of goodwill | — | — | 9,290 |
| Deferred income taxes | (1,358) | (3,054) | 25,146 |
| Tax benefit of stock options exercised | 4,299 | 4,738 | 1,518 |
| Changes in operating assets and liabilities: | | | |
| Billed and accrued receivables, net | (9,751) | (1,837) | (1,255) |
| Other current assets | (3,289) | (1,728) | (340) |
| Other assets | (1,073) | (3,917) | (3,829) |
| Accounts payable | 1,792 | (279) | 230 |
| Accrued employee compensation | 4,372 | 3,057 | 1,812 |
| Accrued liabilities | (375) | 50 | (1,775) |
| Current income taxes | 8,050 | 461 | (19,832) |
| Deferred revenue | 1,502 | 6,743 | 3,114 |
| Other current and noncurrent liabilities | 556 | 477 | 319 |
| Net cash provided by operating activities | 53,151 | 58,091 | 37,950 |
| Cash flows from investing activities: | | | |
| Purchases of property and equipment | (3,832) | (2,889) | (2,517) |
| Purchases of software and distribution rights | (1,573) | (973) | (602) |
| Purchases of marketable securities | (85,301) | (1,300) | (35,073) |
| Sales of marketable securities | 47,864 | 2,258 | 2,561 |
| Acquisition of business | (36,568) | — | — |
| Other | — | — | 720 |
| Net cash used in investing activities | (79,410) | (2,904) | (34,911) |
| Cash flows from financing activities: | | | |
| Proceeds from issuance of common stock | 1,007 | 957 | 1,027 |
| Proceeds from exercises of stock options | 14,120 | 13,114 | 4,725 |
| Purchases of common stock | (33,014) | — | — |
| Payments on debt — financing agreements | (7,264) | (16,319) | (19,243) |
| Other | 395 | (572) | (1,369) |
| Net cash used in financing activities | (24,756) | (2,820) | (14,860) |
| Effect of exchange rate fluctuations on cash | 510 | 2,872 | 2,886 |
| Net increase (decrease) in cash and cash equivalents | (50,505) | 55,239 | (8,935) |
| Cash and cash equivalents, beginning of period | 134,198 | 78,959 | 87,894 |
| Cash and cash equivalents, end of period | $ 83,693 | $134,198 | $ 78,959 |
| Supplemental cash flow information: | | | |
| Income taxes paid | $ 11,283 | $ 7,189 | $ 9,979 |
| Interest paid | 519 | 1,595 | 3,103 |

The accompanying notes are an integral part of the consolidated financial statements.

## 1. Summary of Significant Accounting Policies

*Nature of Business*

Transaction Systems Architects, Inc., a Delaware corporation, and its subsidiaries (collectively referred to as "TSA" or the "Company"), develop, market, install and support a broad line of software products and services primarily focused on facilitating electronic payments. In addition to its own products, the Company distributes, or acts as a sales agent for, software developed by third parties. These products and services are used principally by financial institutions, retailers, and electronic-payment processors, both in domestic and international markets.

The Company derives a substantial portion of its total revenues from licensing its BASE24 family of software products and providing services and maintenance related to those products. During fiscal 2005, 2004 and 2003, approximately 57%, 59%, and 61%, respectively, of the Company's total revenues were derived from licensing the BASE24 product line, which does not include the BASE24-es product, and providing related services and maintenance. A substantial majority of the Company's licenses are time-based ("term") licenses.

*Consolidated Financial Statements*

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated. Certain amounts previously reported have been reclassified to conform to the current year presentation.

*Use of Estimates in Preparation of Consolidated Financial Statements*

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Revenue Recognition, Accrued Receivables and Deferred Revenue*

*Software License Fees.* The Company recognizes software license fee revenue in accordance with American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 97-2, "Software Revenue Recognition," SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions," and Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition in Financial Statements," and SAB 104, "Revenue Recognition." For software license arrangements for which services rendered are not considered essential to the functionality of the software, the Company recognizes revenue upon delivery, provided (1) there is persuasive evidence of an arrangement, (2) collection of the fee is considered probable and (3) the fee is fixed or determinable. In most arrangements, vendor-specific objective evidence ("VSOE") of fair value does not exist for the license element; therefore, the Company uses the residual method under SOP 98-9 to determine the amount of revenue to be allocated to the license element. Under SOP 98-9, the fair value of all undelivered elements, such as postcontract customer support (maintenance or "PCS") or other products or services, is deferred and subsequently recognized as the products are delivered or the services are performed, with the residual difference between the total arrangement fee and revenues allocated to undelivered elements being allocated to the delivered element.

When a software license arrangement includes services to provide significant modification or customization of software, those services are not separable from the software and are accounted for in accordance with Accounting Research Bulletin ("ARB") No. 45, "Long-Term Construction-Type Contracts," and the relevant guidance provided by SOP 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." Accounting for services delivered over time (generally in excess of twelve months) under ARB No. 45 and SOP 81-1 is referred to as contract accounting. Under contract accounting, the Company generally uses the percentage-of-completion method. Under the percentage-of-completion method, the Company records revenue for the software license fee and services over the development and implementation period, with the percentage of completion generally measured by the percentage of labor hours incurred to-date to estimated total labor hours for each contract. For those contracts subject to percentage-of-completion contract accounting, estimates of total revenue and profitability under the contract consider amounts due under extended payment terms. In certain cases, the Company provides its customers with extended payment terms whereby payment is deferred beyond when the services are rendered. In other projects, the Company provides its customer with extended payment terms that are refundable in the event certain milestones are not achieved or the project scope changes. The Company excludes revenues due on extended payment terms from its current percentage-of-completion computation until such time that collection of the fees becomes probable. In the event project profitability is assured and estimable within a range, percentage-of-completion revenue recognition is computed using the lowest level of profitability in the range. If the range of profitability is not estimable but some level of profit is assured, revenues are recognized to the extent direct and incremental costs are incurred until such time that project profitability can be estimated. In the event some level of profitability cannot be reasonably assured, completed-contract accounting is applied.

For software license arrangements in which a significant portion of the fee is due more than 12 months after delivery, the software license fee is deemed not to be fixed or determinable. For software license arrangements in which the fee is not considered fixed or determinable, the software license fee is recognized as revenue as payments become due and payable, provided all other conditions for revenue recognition have been met. For software license arrangements in which the Company has concluded that collection of the fees is not probable, revenue is recognized as cash is collected, provided all other conditions for revenue recognition have been met. In making the determination of collectibility, the Company considers the creditworthiness of the customer, economic conditions in the customer's industry and geographic location, and general economic conditions.

SOP 97-2 requires the seller of software that includes PCS to establish VSOE of fair value of the undelivered element of the contract in order to account separately for the PCS revenue. For certain of the Company's products, VSOE of the fair value of PCS is determined by a consistent pricing of PCS and PCS renewals as a percentage of the software license fees. In other products, the Company determines VSOE by reference to contractual renewals, when the renewal terms are substantive. In those cases where VSOE of the fair value of PCS is determined by reference to contractual renewals, the Company considers factors such as whether the period of the initial PCS term is relatively long when compared to the term of the software license or whether the PCS renewal rate is significantly below the Company's normal pricing practices.

In the absence of customer-specific acceptance provisions, software license arrangements generally grant customers a right of refund or replacement only if the licensed software does not perform in accordance with its published specifications. If the Company's product history supports an assessment by management that the likelihood of non-acceptance is remote, the Company recognizes revenue when all other criteria of revenue recognition are met.

For those software license arrangements that include customer-specific acceptance provisions, such provisions are generally presumed to be substantive and the Company does not recognize revenue until the earlier of the receipt of a written customer acceptance, objective demonstration that the delivered product meets the customer-specific acceptance criteria or the expiration of the acceptance period. The Company also defers the recognition of revenue on transactions involving less-established or newly released software products that do not have a product history. The Company recognizes revenues on such arrangements upon the earlier of receipt of written acceptance or the first production use of the software by the customer.

For software license arrangements in which the Company acts as a sales agent for another company's products, revenues are recorded on a net basis. These include arrangements in which the Company does not take title to the products, is not responsible for providing the product or service, earns a fixed commission, and assumes credit risk only to the extent of its commission. For software license arrangements in which the Company acts as a distributor of another company's product, and in certain circumstances, modifies or enhances the product, revenues are recorded on a gross basis. These include arrangements in which the Company takes title to the products and is responsible for providing the product or service.

For software license arrangements in which the Company permits the customer to vary their software mix, including the right to receive unspecified future software products during the software license term, the Company recognizes revenue ratably over the license term, provided all other revenue recognition criteria have been met. For software license arrangements in which the customer is charged variable software license fees based on usage of the product, the Company recognizes revenue as usage occurs over the term of the licenses, provided all other revenue recognition criteria have been met.

Certain of the Company's software license arrangements are short-term, time-based license arrangements; allow the customer to vary their software mix; or include PCS terms that are relatively long as compared to the license term. For these arrangements, VSOE of fair value of PCS may not exist and revenues would therefore be recognized ratably over the PCS term. The Company typically classifies revenues associated with these arrangements in accordance with the contractually-specified amounts assigned to the various elements, including software license fees and maintenance fees. The following are amounts included in revenues in the consolidated statements of operations for which VSOE of fair value does not exist for each element:

| | Year Ended September 30, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Software license fees | $20,227 | $26,618 | $24,867 |
| Maintenance fees | 6,429 | 7,603 | 5,013 |
| Total | $26,656 | $34,221 | $29,880 |

*Maintenance Fees.* Revenues for PCS are recognized ratably over the maintenance term specified in the contract. In arrangements where VSOE of fair value of PCS cannot be determined (for example, a time-based software license with a duration of one year or less), the Company recognizes revenue for the entire arrangement ratably over the PCS term.

*Services.* The Company provides various professional services to customers, primarily project management, software implementation and software modification services. Revenues from arrangements to provide professional services are generally recognized as the related services are performed. For those arrangements in which services revenue is deferred and the Company determines that the costs of services are recoverable, such costs are deferred and subsequently expensed in proportion to the services revenue as it is recognized.

*Accrued Receivables.* Accrued receivables represent amounts to be billed in the near future (less than 12 months).

*Deferred Revenue.* Deferred revenue includes (1) amounts currently due and payable from customers, and payments received from customers, for software licenses, maintenance and/or services in advance of providing the product or performing services, (2) amounts deferred whereby VSOE of the fair value of undelivered elements in a bundled arrangement does not exist, and (3) amounts deferred if other conditions for revenue recognition have not been met.

*Cash, Cash Equivalents and Marketable Securities*

The Company has reviewed the classification of securities within its investment portfolio and has reclassified its investments in auction rate notes from cash equivalents to marketable securities. Although such auction rate notes are rated as AAA and are traditionally traded via the auction process within a period of three months or less, the Company determined that classification of these securities as marketable securities is appropriate due to the potential uncertainties inherent with any auction process plus the long-term nature of the underlying securities. As of September 30, 2004 and 2003, $35.4 million and $35.0 million, respectively, were reclassified from cash equivalents to marketable securities. This reclassification had no impact on current assets, working capital or reported earnings. However, changes in marketable securities are presented in the investing activities section of the cash flows, resulting in reclassifications within that section of the consolidated statement of cash flows. The Company considers all other highly liquid investments with original maturities of three months or less to be cash equivalents.

*Concentrations of Credit Risk*

In the normal course of business, the Company is exposed to credit risk resulting from the possibility that a loss may occur from the failure of another party to perform according to the terms of a contract. The Company regularly monitors credit risk exposures. Potential concentration of credit risk in the Company's receivables with respect to the banking, other financial services and telecommunications industries, as well as with retailers, processors and networks is mitigated by the Company's credit evaluation procedures and geographical dispersion of sales transactions. The Company generally does not require collateral or other security to support accounts receivable. The following reflects activity in the Company's allowance for uncollectible accounts receivable for the fiscal years ending September 30 (in thousands):

| | Year Ended September 30, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Balance, beginning of period | $ 2,834 | $ 4,037 | $3,613 |
| Additions related to acquisition of S2 Systems, Inc. | 1,060 | — | — |
| Provision charged to (released from) general and administrative expense | (1,391) | (1,247) | 532 |
| Amounts written off, net of recoveries | (113) | 44 | (108) |
| Balance, end of period | $ 2,390 | $ 2,834 | $4,037 |

Amounts released from general and administrative expenses during fiscal 2005 and 2004 reflect reductions in the general allowance for doubtful accounts based upon collection experience in the geographic regions in which the Company conducts business, as well as collection of customer-specific receivables which were previously reserved for as doubtful of collection.

*Property and Equipment*

Property and equipment are stated at cost. Depreciation of these assets is generally computed using the straight-line method over the following estimated useful lives:

| | |
|---|---|
| Computer and office equipment | 3-5 years |
| Furniture and fixtures | 7 years |
| Leasehold improvements | 3 years |
| Vehicles and other | 4-5 years |

Assets under capital leases are amortized over the shorter of the asset life or the lease term.

*Software*

Software consists of internally-developed software and purchased software. In accordance with Statement of Financial Accounting Standard ("SFAS") No. 86, "Accounting for Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," the Company capitalizes costs related to certain internally-developed software when the resulting product reaches technological feasibility. The Company determines technological feasibility when it has a detailed program design of a computer software product that takes product function, feature and technical requirements to their most detailed, logical form and is ready for coding. Purchased software consists of software to be marketed externally that was acquired primarily as the result of a business acquisition ("acquired software") and costs of computer software obtained for internal use that were capitalized in accordance with SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("internal-use software").

Amortization of internally-developed software costs to be sold or marketed begins when the product is available for licensing to customers and is computed separately for each product as the greater of (a) the ratio of current gross revenue for the product to the total of current and anticipated gross revenue for the product or (b) the straight-line method over three years. Due to competitive pressures, it may be possible that the estimates of anticipated gross revenue or remaining estimated economic life of the software product will be reduced significantly. As a result, the carrying amount of the software product may be reduced accordingly. Amortization of acquired and internal-use software is generally computed using the straight-line method over its estimated useful life of three years.

*Goodwill and Other Intangibles*

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," the Company assesses goodwill and other intangible assets for impairment at least annually. During this assessment, which is completed as of the end of the fiscal year, management relies on a number of factors, including operating results, business plans and anticipated future cash flows.

*Impairment of Long-Lived Assets*

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. An impairment loss is recorded if the sum of the future cash flows expected to result from the use of the asset (undiscounted and without interest charges) is less than the carrying amount of the asset. The amount of the impairment charge is measured based upon the fair value of the asset.

*Debt — Financing Agreements*

In the past, as an element of its cash management program, the Company periodically sold rights to future payment streams under software license arrangements with extended payment terms. In accordance with Financial Accounting Standards Board ("FASB") Emerging Issues Task Force ("EITF") Issue No. 88-18, "Sales of Future Revenues," the Company recorded the proceeds received from these financing agreements as debt. The Company reduces the debt principal as payments are made. Interest on the debt accrues monthly and is computed using the effective interest method.

*Treasury Stock*

The Company accounts for shares of its common stock that are repurchased without intent to retire as treasury stock. Such shares are recorded at cost and reflected separately on the consolidated balance sheets as a reduction of stockholders' equity.

*Stock-Based Compensation Plans*

The Company accounts for its stock-based compensation plans under the intrinsic value method in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and follows the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure." The significant majority of the Company's stock options are subject only to time-based vesting provisions and include exercise prices that are equal to the fair market value of the Company's stock at the time of grant. Consequently, no compensation expense is recorded for such options under the intrinsic value method of APB Opinion No. 25. On March 9, 2005, the Company granted 400,000 stock options with a grant date fair value of $9.12 per share to Mr. Philip G. Heasley, President, Chief Executive Officer and Director of the Company, and on August 9, 2005, the Company granted 40,000 stock options to another executive officer of the Company with a grant date fair value of $11.36 per share that vest, if at all, at any time following the second anniversary of the date of grant, upon attainment by the Company of a market price of at least $50 per share for sixty consecutive trading days. At September 30, 2005, no compensation expense has been recorded for these grants of stock options as management had not deemed it probable that the target price will be achieved.

The Company calculates stock-based compensation pursuant to the disclosure provisions of SFAS No. 123 using the straight-line method over the vesting period of the option. Had compensation cost for the Company's stock-based compensation plans been determined using the fair value method at the grant date of the stock options awarded under those plans, consistent with the fair value method of SFAS No. 123, the Company's net income and earnings per share for fiscal 2005, 2004 and 2003 would have approximated the following pro forma amounts (in thousands, except per share amounts):

| | Year Ended September 30, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Net income: | | | |
| As reported | $43,246 | $46,685 | $14,325 |
| Deduct: stock-based employee compensation expense determined under the fair value method for all awards, net of related tax effects | (2,691) | (2,449) | (5,659) |
| Add: stock-based employee compensation expense recorded under the intrinsic value method, net of related tax effects | 134 | 90 | 37 |
| Pro forma | $40,689 | $44,326 | $ 8,703 |
| Earnings per share: | | | |
| Basic, as reported | $ 1.15 | $ 1.26 | $ 0.40 |
| Basic, pro forma | $ 1.08 | $ 1.20 | $ 0.24 |
| Diluted, as reported | $ 1.12 | $ 1.23 | $ 0.40 |
| Diluted, pro forma | $ 1.05 | $ 1.16 | $ 0.24 |

As noted above, the Company has issued options that vest over time as well as options that vest upon the Company's stock achieving a stated market price level in the future. With respect to options granted that vest with the passage of time, the fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model, a pricing model acceptable under SFAS No. 123, with the following weighted-average assumptions:

| | Year Ended September 30, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Expected life | 4.3 | 3.4 | 4.2 |
| Interest rate | 4.0% | 2.9% | 2.8% |
| Volatility | 46% | 93% | 85% |
| Dividend yield | — | — | — |

For purposes of SFAS No. 123, in order to determine the grant date fair value of the 440,000 options granted during fiscal 2005 that vest based on the achievement of certain market conditions, a Monte Carlo simulation model was used to estimate (i) the probability that the performance goal will be achieved and (ii) the length of time required to attain the target market price. The Monte Carlo simulation model analyzed the Company's historical price movements, changes in the value of The NASDAQ Stock Market over time, and the correlation coefficient and beta between the Company's stock price and The NASDAQ Stock Market. The Monte Carlo simulation indicated that on a risk-weighted basis these stock options would vest 3.6 years after the date of grant. The expected vesting period was then incorporated into a statistical regression analysis of the historical exercise behavior of other Company senior executives to arrive at an expected option life. With respect to options granted that vest based on the achievement of certain market conditions, the grant date fair value of such options was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

| | Year Ended September 30, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Expected life | 5.7 | N/A | N/A |
| Interest rate | 4.2% | N/A | N/A |
| Volatility | 46% | N/A | N/A |
| Dividend yield | — | — | — |

The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts. The assumptions used above in the Black-Scholes option-pricing model and the Monte Carlo simulation model, and the results of the Monte Carlo simulation model relating to stock price appreciation, are not the Company's estimate or projection of future market conditions or stock prices. The Company's actual future stock prices could differ materially.

On September 14, 2005, pursuant to the Company's 2005 Equity and Peformance Incentive Plan, the Company granted long-term incentive program performance share awards ("LTIP Performance Shares") representing 37,000 shares of the Company's common stock with a grant date fair value of $28.27 per share to several key employees of the Company, including two named executive officers. These LTIP Performance Shares are earned, if at all, based upon the achievement, over a three-year period (the "Performance Period"), of performance goals related to (i) the compound annual growth over the Performance Period in the Company's 60-month contracted backlog as determined by the Company, (ii) the compound annual growth over the Performance Period in the diluted earnings per share as reported in the Company's consolidated financial statements, and (iii) the compound annual growth over the Performance Period in the total revenues as reported in the Company's consolidated financial statements. In no event will any of the LTIP Performance Shares become earned if the Company's earnings per share is below a predetermined minimum threshold level at the conclusion of the Performance Period. At September 30, 2005, no compensation expense has been recorded for these grants of LTIP Performance Shares as management had not deemed it probable that the target performance goals will be achieved.

Additional share-based awards that vest with the passage of time as well as awards that vest based on the achievement of certain performance and/or market conditions are anticipated.

*Translation of Foreign Currencies*

The Company's foreign subsidiaries typically use the local currency of the countries in which they are located as their functional currency. Their assets and liabilities are translated into U.S. dollars at the exchange rates in effect at the balance sheet date. Revenues and expenses are translated at the average exchange rates during the period. Translation gains and losses are reflected in the consolidated financial statements as a component of accumulated other comprehensive income. Transaction gains and losses, including those related to intercompany accounts, that are not considered to be of a long-term investment nature are included in the determination of net income. Transaction gains and losses, including those related to intercompany accounts, that are considered to be of a long-term investment nature are reflected in the consolidated financial statements as a component of accumulated other comprehensive income.

*Income Taxes*

The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company periodically assesses its tax exposures and establishes, or adjusts, estimated reserves for probable assessments by taxing authorities, including the Internal Revenue Service, and various foreign and state authorities. Such reserves represent the estimated provision for income taxes expected to ultimately be paid.

*Recent Accounting Pronouncements*

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), "Share-Based Payment" ("SFAS No. 123R"). This revised accounting standard eliminates the ability to account for share-based compensation transactions using the intrinsic value method in accordance with APB Opinion No. 25 and requires instead that such transactions be accounted for using a fair-value-based method. SFAS No. 123R requires public entities to record noncash compensation expense related to payment for employee services by an equity award, such as stock options, in their financial statements over the requisite service period. In March 2005, the SEC issued SAB 107, "Share-Based Payment," which includes recognition, measurement and disclosure guidance for companies as they begin to implement SFAS No. 123R. SAB 107 does not modify any of SFAS No. 123R's conclusions or requirements. Although SFAS No. 123R was originally scheduled to become effective as of the first interim reporting period that began after June 15, 2005, the SEC deferred the effective date of this pronouncement to the first annual reporting period that begins after June 15, 2005. The Company has historically provided pro forma disclosures pursuant to SFAS No. 123 and SFAS No. 148 as if the fair value method of accounting for stock options had been applied, assuming use of the Black-Scholes option-pricing model. The Company adopted SFAS No. 123R as of October 1, 2005. The impact of adopting SFAS No. 123R will depend partially on levels of share-based awards granted in the future. However, had the Company adopted SFAS No. 123R in prior periods, the results would have approximated the impact as illustrated in the pro forma disclosures included above.

## 2. Acquisition

On July 29, 2005, the Company acquired the business of S2 Systems, Inc. ("S2") through the acquisition of substantially all of its assets. S2 is a global provider of electronic payments and network connectivity software. S2 primarily serves financial services and retail customers, which are homogeneous and complementary to the Company's target markets. In addition to its U.S. operations, S2 has a significant presence in Europe, the Middle East and the Asia-Pacific region, generating nearly half of its revenue from international markets.

At closing, the Company paid cash of $35.7 million, inclusive of a working capital adjustment, of which $8.0 million was held in escrow at September 30, 2005. The Company paid an additional $0.9 million for acquisition-related costs. In connection with the acquisition, the Company recorded the following amounts based upon its preliminary purchase price allocation (in thousands, except weighted-average useful lives):

| | Amount | Weighted-Average Useful Lives |
|---|---|---|
| Current assets: | | |
| Billed receivables, net of allowances | $ 3,171 | |
| Other | 2,610 | |
| Non-current assets: | | |
| Property and equipment | 898 | |
| Software | 3,012 | 8.0 years |
| Goodwill | 19,442 | |
| Other intangible assets | 13,310 | 8.6 years |
| Other assets | 38 | |
| Total assets acquired | 42,481 | |
| Current liabilities | 5,872 | |
| Long-term liabilities | 41 | |
| Total liabilities assumed | 5,913 | |
| Total | $36,568 | |

The preliminary purchase price allocation may change as a result of items such as finalization of reserves for bad debts and other items associated with working capital. The goodwill amount, which is fully deductible for income tax purposes and presented in further detail in Note 5, is recorded in the Company's ACI Worldwide and Insession Technologies business units.

The escrow amount has been established with respect to (i) seller indemnification obligations that may arise under the acquisition agreement and (ii) reimbursement for adverse developments that may arise in fulfilling the terms of certain customer contracts. Subject to any claims that may be made against the escrow amount, and pursuant to the terms of the escrow agreement between the parties, a portion of the escrow amount will be distributed to the seller 18 months after closing, and the balance of the escrow amount will be distributed to the seller 36 months after closing.

In addition, the Company may pay additional consideration based upon transaction-based license fee revenues of certain customer contracts acquired, with computation of such amounts on a quarterly basis through the fiscal quarter ended September 30, 2008. Any such contingent consideration incurred will be recorded as an increase in purchase price when the amount is determinable and payable. Because of this contingent consideration, and pending a final determination of the working capital adjustment, the Company anticipates that adjustments to the S2 purchase price remains possible.

As part of its acquisition of S2, the Company has developed a detailed staff reduction plan (the "S2 Plan") related to former S2 employees. The objective of the S2 Plan is to eliminate excess costs from the acquired operations. Under the S2 Plan, terminated employees may receive severance benefits which include cash payments based upon completed years of service and current compensation levels, and in some cases may include relocation benefits. Employees impacted by the S2 Plan include administrative and technical personnel primarily employed in the ACI Worldwide business segment. An estimated liability of $0.8 million for the S2 Plan has been included in the preliminary purchase price allocation. The Company may incur additional liabilities for relocation expenses as it finalizes its exit plan.

The following represents unaudited pro forma combined results of operations of the Company and S2, as if the S2 acquisition had occurred as of October 1, 2003 (in thousands, except per share amounts):

| | Year Ended September 30, | |
|---|---|---|
| | 2005 | 2004 |
| Unaudited pro forma information: | | |
| Revenues | $334,186 | $320,174 |
| Net income | 38,132 | 42,590 |
| Earnings per share: | | |
| Basic | 1.01 | 1.15 |
| Diluted | 0.99 | 1.12 |

The pro forma financial information includes historical S2 revenues and expenses adjusted to: (i) exclude items not included as part of the acquisition and (ii) adjust the accounting base for interest expense, depreciation, amortization, deferred revenue and income taxes. The pro forma financial information is shown for illustrative purposes only and is not necessarily indicative of future results of operations of the Company or the results of operations of the Company that would have actually occurred had the transaction been in effect for the periods presented.

### 3. Marketable Securities

The Company accounts for its investments in marketable securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company's portfolio consists of securities classified as available-for-sale, which are recorded at fair market values based on quoted market prices. Net unrealized gains and losses on marketable securities (excluding other than temporary losses) are reflected in the consolidated financial statements as a component of accumulated other comprehensive income. Net realized gains and losses are computed on the basis of average cost and are recognized when realized. Components of the Company's marketable securities portfolio at each balance sheet date were as follows (in thousands):

| | September 30, | |
|---|---|---|
| | 2005 | 2004 |
| Municipal auction rate notes | $71,825 | $27,175 |
| Municipal bonds/notes | 994 | 8,259 |
| Marketable securities | $72,819 | $35,434 |

At each balance sheet date, all of the Company's investments in municipal auction rate notes and municipal bonds/notes had a AAA rating. Due to the nature of the marketable securities in which the Company invests, the Company does not typically experience significant movements in the market values of its marketable securities investments. As a result, gross unrealized gains and losses on the Company's investments in marketable securities are insignificant.

## 4. Property and Equipment

Property and equipment at each balance sheet date consisted of the following (in thousands):

| | September 30, 2005 | September 30, 2004 |
|---|---|---|
| Computer and office equipment | $ 33,584 | $ 48,162 |
| Furniture and fixtures | 7,101 | 9,375 |
| Leasehold improvements | 6,187 | 6,960 |
| Vehicles and other | 224 | 237 |
| | 47,096 | 64,734 |
| Less: accumulated depreciation and amortization | (38,007) | (56,483) |
| Property and equipment, net | $ 9,089 | $ 8,251 |

During fiscal 2005, the Company performed a physical inventory of its fixed assets in all major locations, utilizing outside consultants and Company personnel. As a result of the physical counts, the Company removed from service $16.8 million of computer equipment, $3.1 million of furniture and fixtures, and $1.2 million of leasehold improvements. These fixed assets had a net book value of $58,000 at the time of write-off.

In connection with the fiscal 2005 acquisition of S2, the Company recorded computer and office equipment of $0.7 million and office furniture and fixtures of $0.2 million.

## 5. Goodwill, Software and Other Intangible Assets

Changes in the carrying amount of goodwill attributable to each reporting unit with goodwill balances during fiscal 2005, 2004 and 2003 were as follows (in thousands):

| | ACI Worldwide | Insession Technologies | MessagingDirect Ltd. | Total |
|---|---|---|---|---|
| Balance, September 30, 2002 | $16,102 | $31,386 | $ 8,459 | $55,947 |
| Foreign currency translation adjustments | 346 | — | 831 | 1,177 |
| Impairment adjustments | — | — | (9,290) | (9,290) |
| Other (1) | — | (1,409) | — | (1,409) |
| Balance, September 30, 2003 | 16,448 | 29,977 | — | 46,425 |
| Foreign currency translation adjustments | 388 | — | — | 388 |
| Other | (107) | — | — | (107) |
| Balance, September 30, 2004 | 16,729 | 29,977 | — | 46,706 |
| Additions — acquisition of S2 | 16,445 | 2,997 | — | 19,442 |
| Foreign currency translation adjustments | 21 | — | — | 21 |
| Balance, September 30, 2005 | $33,195 | $32,974 | $ — | $66,169 |

(1) The Company settled certain acquired liabilities, resulting in a corresponding reduction of goodwill amounts.

Goodwill is assessed for impairment at each fiscal year-end at the reporting unit level. During this assessment, management relies on a number of factors, including operating results, business plans and anticipated future cash flows. The initial step requires the Company to determine the fair value of each reporting unit and compare it to the carrying value, including goodwill, of such reporting unit. If the fair value exceeds the carrying value, no impairment loss is to be recognized. However, if the carrying value of the reporting unit exceeds its fair value, the goodwill of this unit may be impaired. The amount of impairment, if any, is then measured based upon the estimated fair value of goodwill at the valuation date.

In fiscal 2005, 2004 and 2003, the Company performed an impairment test for each reporting unit. Based on those analyses, which included an updated valuation performed by an independent consultant in fiscal 2003, an impairment loss of $9.3 million was recognized in fiscal 2003 for the MessagingDirect Ltd. ("MDL") reporting unit. This impairment resulted primarily from the business decision to reduce the Company's commitment to the MDL reporting unit due to continued slower than expected adoption of secure document delivery technology. The MDL reporting unit is included within the ACI Worldwide business unit. MessagingDirect Ltd. is now known as MessagingDirect Company.

The carrying amount and accumulated amortization of the Company's intangible assets that were subject to amortization at each balance sheet date were as follows (in thousands):

| | September 30, 2005 | September 30, 2004 |
|---|---|---|
| Internally-developed software | $ 14,916 | $ 15,929 |
| Purchased software | 43,177 | 45,596 |
| | 58,093 | 61,525 |
| Less: accumulated amortization | (53,163) | (60,071) |
| Software, net | $ 4,930 | $ 1,454 |

| | September 30, 2005 | September 30, 2004 |
|---|---|---|
| Customer relationships | $ 14,375 | $ 5,100 |
| Purchased contracts | 3,907 | — |
| Trademarks and tradenames | 1,400 | 1,400 |
| Covenant not to compete | 1,150 | 1,000 |
| | 20,832 | 7,500 |
| Less: accumulated amortization | (7,259) | (6,882) |
| Other intangible assets, net | $ 13,573 | $ 618 |

During fiscal 2005, the Company wrote off, due to removal from service, $1.2 million of internally-developed software and $6.9 million of acquired software that had a minimal net book value at the time of write-off. The Company did not capitalize software development costs in fiscal 2005, 2004 or 2003. The increase in carrying amount of internally-developed software, after deducting the aforementioned write-off, resulted primarily from foreign currency translation adjustments. The Company added purchased software of $3.0 million from the acquisition of S2 during fiscal 2005. Amortization of software is computed using the greater of the ratio of current revenues to total estimated revenues expected to be derived from the software or the straight-line method over an estimated useful life of three years. Software amortization expense recorded in fiscal 2005, 2004 and 2003 totaled $1.1 million, $1.8 million and $2.8 million, respectively. The majority of these software amortization expense amounts are reflected in either cost of software license fees or general and administrative expenses in the consolidated statements of operations. Other intangible assets amortization expense recorded in fiscal 2005, 2004 and 2003 totaled $0.2 million, $0.1 million and $0.3 million, respectively. Based on capitalized intangible assets at September 30, 2005, and assuming no impairment of these intangible assets, estimated amortization expense amounts in future fiscal years are as follows (in thousands):

| Fiscal Year Ending September 30, | Software Amortization | Other Intangible Assets Amortization |
|---|---|---|
| 2006 | $1,489 | $ 1,824 |
| 2007 | 1,227 | 1,658 |
| 2008 | 552 | 1,659 |
| 2009 | 285 | 1,578 |
| 2010 | 276 | 1,519 |
| Thereafter | 1,101 | 5,335 |
| Total | $4,930 | $13,573 |

## 6. Debt — Financing Agreements

Prior to fiscal 2003, the Company sold the rights to future payment streams under software license arrangements with extended payment terms to financial institutions and received cash. The amount of the proceeds received from the financing agreements was typically determined by applying a discount rate to the gross future payments to be received from the customer. Scheduled payments on debt — financing agreements as of September 30, 2005 are $2.2 million and $0.1 million for fiscal 2006 and 2007, respectively. During fiscal 2005, 2004 and 2003, the Company recorded interest expense of $0.4 million, $1.4 million and $2.9 million, respectively, related to these financing agreements.

## 7. Corporate Restructuring Charges

On October 5, 2005, the Company announced a restructuring of its organization, combining its three business units into one operating unit, which is described in further detail in Note 11. These actions resulted in severance-related restructuring charges of $1.1 million and other charges of $0.2 million during fiscal 2005, which are reflected in operating expenses in the accompanying statement of operations. The allocation of these charges was as follows: $28,000 in cost of software license fees, $169,000 in cost of maintenance and services, $224,000 in research and development, $532,000 in selling and marketing, and $298,000 in general and administrative. The allocation of restructuring charges to the Company's business units was as follows: $587,000 in the ACI Worldwide business unit, $264,000 in the Insession Technologies business unit, and $400,000 in the IntraNet business unit. In connection with this restructuring, the Company established a plan of termination which impacted 42 employees, including 12 employees in the ACI Worldwide business unit, 10 employees in the Insession Technologies business unit, 17 employees in the IntraNet Worldwide business unit, and

3 employees in corporate administration positions. The Company anticipates that these restructuring amounts will be paid by the end of fiscal 2006. The following table shows activity related to these exit activities (in thousands):

| | Termination Benefits | Other Charges | Total |
|---|---|---|---|
| Fiscal 2005 restructuring charges | $1,080 | $ 171 | $1,251 |
| Amounts paid during fiscal 2005 | (46) | (171) | (217) |
| Balance, September 30, 2005 | $1,034 | $ — | $1,034 |

During fiscal 2003, the Company reduced the size of certain product development organizations. These actions resulted in severance-related restructuring charges of $2.0 million, which are reflected in operating expenses in the accompanying fiscal 2003 statement of operations. The allocation of these charges was as follows: $1.0 million in cost of software license fees, with a reversing adjustment to this amount of $0.2 million during fiscal 2004, $0.7 million in cost of maintenance and services, $0.1 million in selling and marketing, and $0.2 million in general and administrative. The following table shows activity related to these exit activities (in thousands):

| | Termination Benefits |
|---|---|
| Fiscal 2003 restructuring charges | $ 1,996 |
| Amounts paid during fiscal 2003 | (225) |
| Balance, September 30, 2003 | 1,771 |
| Amounts paid during fiscal 2004 | (1,612) |
| Adjustments to previously recognized liabilities | (159) |
| Balance, September 30, 2004 | $ — |

During fiscal 2001, the Company closed, or significantly reduced the size of, certain product development organizations and geographic sales offices, resulting in restructuring charges. The following table shows activity during fiscal 2005, 2004 and 2003 related to these exit activities (in thousands):

| | Lease Obligations |
|---|---|
| Balance, September 30, 2002 | $1,047 |
| Amounts paid during fiscal 2003 | (366) |
| Balance, September 30, 2003 | 681 |
| Amounts paid during fiscal 2004 | (133) |
| Balance, September 30, 2004 | 548 |
| Amounts paid during fiscal 2005 | (31) |
| Adjustments to previously recognized liabilities | (517) |
| Balance, September 30, 2005 | $ — |

The liability for lease obligations had included an estimated lease termination loss of $0.5 million for the corporate aircraft. During fiscal 2005, the Company reversed this estimated lease termination loss from general and administrative expenses resulting from a decision whereby the Company would continue to lease the aircraft through the term of the lease rather than seek an exit to this lease obligation.

**8. Common Stock and Earnings Per Share**

At the Annual Meeting of Stockholders held on March 8, 2005, the Company's stockholders approved a proposal that increased the Company's authorized capital stock; re-designated the Company's Class A Common Stock as Common Stock without modification of the rights, preferences or privileges associated with such shares; eliminated the Company's Class A Common Stock and Class B Common Stock; and decreased the number of authorized shares of Preferred Stock.

Options to purchase shares of the Company's common stock at an exercise price of one cent per share are included in common stock for presentation purposes on the September 30, 2005 and 2004 consolidated balance sheets, and are included in common shares outstanding for earnings per share ("EPS") computations for fiscal 2005, 2004 and 2003. Included in common stock are 2,212 and 3,645 penny options, respectively, as of September 30, 2005 and 2004.

In December 2004, the Company announced that its Board of Directors approved a stock repurchase program authorizing the Company, from time to time as market and business conditions warrant, to acquire up to $80.0 million of its common stock. During fiscal 2005, the Company repurchased 1,467,000 shares of its common stock at an average price of $22.73 per share under this stock repurchase program, with cash paid of $33.0 million by September 30, 2005 and remaining settlements of $0.3 million occurring the first week of October on these repurchased shares. The maximum approximate remaining dollar value of shares authorized for purchase under the stock repurchase program is approximately $46.7 million as of September 30, 2005. During the two-month period ending November 30, 2005, the Company repurchased an additional 346,000 shares of its common stock under this stock repurchase program for approximately $9.5 million.

EPS has been computed in accordance with SFAS No. 128, "Earnings Per Share." Basic EPS is calculated by dividing net income available to common stockholders (the numerator) by the weighted average number of common shares outstanding during the period (the denominator). Diluted EPS is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period, adjusted for the dilutive effect of any outstanding dilutive securities (the denominator). To compute earnings per share amounts for fiscal 2003, net income available to common shareholders has been reduced by $0.1 million related to loss on redemption of a subsidiary company's preferred stock. The differences between the basic and diluted EPS denominators for fiscal 2005, 2004 and 2003, which amounted to approximately 819,000 shares, 1,075,000 shares and 149,000 shares, respectively, were due to the dilutive effect of the Company's outstanding stock options. Excluded from the computations of diluted EPS fiscal 2005, 2004 and 2003 were options to purchase 953,000 shares, 716,000 shares and 5,019,000 shares, respectively, because the stock options were for contingently issuable shares or the exercise prices of the corresponding stock options were greater than the average market price of the Company's common shares during the respective periods.

## 9. Other Income/Expense

Other income (expense) is comprised of the following items in fiscal 2005, 2004 and 2003 (in thousands):

| | Year Ended September 30, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Foreign currency transaction gains (losses) | $(1,407) | $2,637 | $ 310 |
| Other | (274) | (343) | (170) |
| Total | $(1,681) | $2,294 | $ 140 |

## 10. Comprehensive Income/Loss

The Company discloses comprehensive income/loss information in accordance with SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components in a financial statement for the period in which they are recognized. The Company's components of accumulated other comprehensive income/loss were as follows (in thousands):

| | Foreign Currency Translation Adjustments | Unrealized Investment Holding Loss | Accumulated Other Comprehensive Income (Loss) |
|---|---|---|---|
| Balance, September 30, 2002 | $(6,162) | $(443) | $(6,605) |
| Fiscal 2003 activity | (1,858) | 242 | (1,616) |
| Balance, September 30, 2003 | (8,020) | (201) | (8,221) |
| Fiscal 2004 activity | (1,755) | 77 | (1,678) |
| Reclassification adjustment for loss included in net income | — | 124 | 124 |
| Balance, September 30, 2004 | (9,775) | — | (9,775) |
| Fiscal 2005 activity | 620 | (6) | 614 |
| Balance, September 30, 2005 | $(9,155) | $ (6) | $(9,161) |

## 11. Segment Information

Throughout fiscal 2005 and as of September 30, 2005, the Company's products and services were organized within three operating segments, referred to as business units. These three business units are ACI Worldwide, Insession Technologies and IntraNet Worldwide. ACI Worldwide products represent the Company's largest product line and include its most mature and well-established applications, which are used primarily by financial institutions, retailers and e-payment processors. Its products are used to route and process transactions for automated teller machine networks; process transactions from point-of-sale devices, wireless devices and the Internet; control fraud and money laundering; authorize checks; establish frequent shopper programs; automate transaction settlement, card management and claims processing; and issue and manage multi-functional applications on smart cards. Insession Technologies products facilitate communication, data movement, monitoring of systems, and business process automation across computing systems involving mainframes, distributed computing networks and the Internet. IntraNet Worldwide products offer high value payments processing, bulk payments processing, global messaging and continuous link settlement processing.

**TRANSACTION SYSTEMS ARCHITECTS, INC. AND SUBSIDIARIES**

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)**

The Company's chief operating decision makers review financial information presented on a consolidated basis, accompanied by disaggregated information about revenues and operating income/loss by business unit. The Company does not track assets by business unit. Although revenues attributable to customers in the United Kingdom accounted for approximately 10.2% of the Company's consolidated revenues during fiscal 2005, no single customer accounted for more than 10% of the Company's consolidated revenues during fiscal 2005, 2004 or 2003. The following are revenues, depreciation and amortization expenses, and operating income for these business units for fiscal 2005, 2004 and 2003 (in thousands):

| | Year Ended September 30, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Revenues: | | | |
| ACI Worldwide | $243,986 | $224,020 | $206,408 |
| Insession Technologies | 41,278 | 37,711 | 33,086 |
| IntraNet Worldwide | 27,973 | 31,053 | 37,797 |
| | $313,237 | $292,784 | $277,291 |
| Depreciation and amortization expenses: | | | |
| ACI Worldwide | $ 4,417 | $ 5,695 | $ 7,654 |
| Insession Technologies | 372 | 414 | 606 |
| IntraNet Worldwide | 391 | 462 | 779 |
| | $ 5,180 | $ 6,571 | $ 9,039 |
| Operating income: | | | |
| ACI Worldwide | $ 49,628 | $ 38,730 | $ 22,060 |
| Insession Technologies | 12,103 | 9,972 | 7,221 |
| IntraNet Worldwide | 2,724 | 6,112 | 5,978 |
| | $ 64,455 | $ 54,814 | $ 35,259 |

Most of the Company's products are sold and supported through distribution networks covering the geographic regions of the Americas, Europe/Middle East/Africa ("EMEA") and Asia/Pacific. The following are revenues for these geographic regions for fiscal 2005, 2004 and 2003 and long-lived assets within these geographic regions at each balance sheet date (in thousands):

| | Year Ended September 30, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Revenues: | | | |
| United States | $123,494 | $120,474 | $120,546 |
| Americas — other | 45,527 | 38,022 | 34,661 |
| Total Americas | 169,021 | 158,496 | 155,207 |
| EMEA | 110,249 | 97,951 | 88,680 |
| Asia/Pacific | 33,967 | 36,337 | 33,404 |
| | $313,237 | $292,784 | $277,291 |

| | September 30, 2005 | September 30, 2004 |
|---|---|---|
| Long-lived assets: | | |
| United States | $79,850 | $49,349 |
| Americas — other | 3,849 | 2,572 |
| Total Americas | 83,699 | 51,921 |
| EMEA | 11,450 | 5,929 |
| Asia/Pacific | 1,735 | 685 |
| | $96,884 | $58,535 |

On October 5, 2005, the Company announced a restructuring of its organization, combining its three business units into one operating unit under the ACI Worldwide name. In examining the Company's market, opportunities and organization, it was decided that creating a single operating unit provides the Company with the best opportunities for focus, operating efficiency and strategic acquisition integration. The Company anticipates that the restructuring will be substantially completed by the end of fiscal 2006. All information presented in the consolidated financial statements and the notes thereto conforms to the business unit structure that was in place throughout fiscal 2005 and as of September 30, 2005.

## 12. Stock-Based Compensation Plans

*Employee Stock Purchase Plan*

Under the Company's 1999 Employee Stock Purchase Plan (the "ESPP"), a total of 1,500,000 shares of the Company's common stock have been reserved for issuance to eligible employees. Participating employees are permitted to designate up to the lesser of $25,000 or 10% of their annual base compensation for the purchase of common stock under the ESPP. Purchases under the ESPP are made one calendar month after the end of each fiscal quarter. The price for shares of common stock purchased under the ESPP is 85% of the stock's fair market value on the last business day of the three-month participation period. Shares issued under the ESPP during fiscal 2005, 2004 and 2003 totaled 61,009, 66,254 and 173,163, respectively.

*Stock Incentive Plans — Active Plans*

The Company has a 2005 Equity and Performance Incentive Plan (the "2005 Incentive Plan") whereby shares of the Company's common stock have been reserved for issuance to eligible employees or non-employee directors of the Company. The 2005 Incentive Plan provides for the grant of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock awards, performance awards and other awards. The maximum number of shares of the Company's common stock that may be issued or transferred in connection with awards granted under the 2005 Incentive Plan will be the sum of (i) 3,000,000 shares and (ii) any shares represented by outstanding options that had been granted under any of the aforementioned terminated stock option plans that are subsequently forfeited, expire or are canceled without delivery of the Company's common stock.

Stock options granted pursuant to the 2005 Incentive Plan are granted at an exercise price not less than the market value per share of the Company's common stock on the day immediately preceding the date of the grant. The term of the outstanding options will not exceed ten years. Vesting of options shall be dictated by the individual award agreements.

Performance awards granted pursuant to the 2005 Incentive Plan become payable upon the achievement of specified management objectives. Each performance award specifies: (i) the number of performance shares or units granted, (ii) the period of time established to achieve the management objectives, which may not be less than one year from the grant date, (iii) the management objectives and a minimum acceptable level of achievement as well as a formula for determining the number of performance shares or units earned if performance is at or above the minimum level but short of full achievement of the management objectives, and (iv) any other terms deemed appropriate.

Upon adoption of the 2005 Incentive Plan in March 2005, the Board terminated the following stock option plans of the Company: (i) the 2002 Non-Employee Director Stock Option Plan, as amended, (ii) the MDL Amended and Restated Employee Share Option Plan, (iii) the 2000 Non-Employee Director Stock Option Plan, (iv) the 1997 Management Stock Option Plan, (v) the 1996 Stock Option Plan; and (vi) the 1994 Stock Option Plan, as amended. Termination of these stock option plans did not affect any options outstanding under these plans immediately prior to termination thereof. The 1999 Stock Option Plan remains in effect.

The Company has a 1999 Stock Option Plan whereby 4,000,000 shares of the Company's common stock have been reserved for issuance to eligible employees of the Company and its subsidiaries. As a matter of Company policy, stock options are granted at an exercise price not less than the fair market value of the common stock at the time of the grant. The term of the outstanding options is ten years. The options generally vest annually over a period of three years.

*Stock Incentive Plans — Terminated Plans with Options Outstanding*

The Company had a 2002 Non-Employee Director Stock Option Plan that was terminated in March 2005 whereby 250,000 shares of the Company's common stock had been reserved for issuance to eligible non-employee directors of the Company. The stock options were granted at a price equal to the fair market value of the common stock at the time of the grant. The term of the outstanding options is ten years. Options granted on or after March 9, 2004 vest on the first anniversary of the date of grant, whereas options granted prior to March 9, 2004 vest annually over a period of three years.

On August 1, 2001, the Company announced a voluntary stock option exchange program (the "Exchange Program") offering to exchange all outstanding options to purchase shares of the Company's common stock granted under the 1994 Stock Option Plan, 1996 Stock Option Plan and 1999 Stock Option Plan held by eligible employees or eligible directors for new options under the same option plans. The Exchange Program required any person tendering an option grant for exchange to also tender all subsequent option grants with a lower exercise price received by that person during the six months immediately prior to the date the options accepted for exchange are cancelled. Options to acquire a total of 3,089,100 shares of common stock with exercise prices ranging from $2.50 to $45.00 were eligible to be exchanged under the Exchange Program. The offer expired on August 28, 2001, and the Company cancelled 1,946,550 shares tendered by 578 employees. As a result of the Exchange Program, the Company granted replacement stock options to acquire 1,823,000 shares of common stock at an exercise price of $10.04. The difference between the number of shares cancelled and the number of shares granted relates to options cancelled by employees who terminated their employment with the Company between the cancellation date and regrant date. The exercise price of the replacement options was the fair market value of the common stock on the grant date of the new options, which was March 4, 2002 (a date at least six months and one day after the date of cancellation). The new shares have a vesting schedule of 1/18 per month beginning on the grant date of the new options, except for options tendered by executive officers under the 1994 Stock Option Plan, which vest 25% annually on each anniversary of the grant date of the new options. The Exchange Program was designed to comply with FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation," for fixed plan accounting.

The Company had an MDL Amended and Restated Employee Share Option Plan (the "MDL Plan") that was terminated in March 2005 whereby options outstanding under the MDL Plan were converted at the time of the MDL acquisition to options to purchase 167,980 shares of the Company's common stock. These options have an exercise price of one cent per share of common stock and were included in the determination of purchase price for the MDL acquisition. The Options became 100% vested upon the acquisition and have a term of 8 years from the original date of grant by MDL.

The Company had a 2000 Non-Employee Director Stock Option Plan that was terminated in March 2005 whereby 25,000 shares of the Company's common stock had been reserved for issuance to eligible non-employee directors of the Company. The stock options are granted at an exercise price equal to the fair market value of the common stock at the time of the grant. The term of the outstanding options is ten years. The options vest annually over a period of three years.

The Company had a 1997 Management Stock Option Plan that was terminated in March 2005 whereby 1,050,000 shares of the Company's common stock had been reserved for issuance to eligible management employees of the Company and its subsidiaries. The stock options were granted at an exercise price not less than the fair market value of the common stock at the time of the grant and required the participant to pay $3 for each share granted. The term of the outstanding options is ten years. The options vest annually over a period of four years.

The Company had a 1996 Stock Option Plan that was terminated in March 2005 whereby 1,008,000 shares of the Company's common stock had been reserved for issuance to eligible employees of the Company and its subsidiaries and non-employee members of the Board of Directors. The stock options were granted at an exercise price not less than the fair market value of the common stock at the time of the grant. The term of the outstanding options is ten years. The options generally vest annually over a period of four years.

The Company had a 1994 Stock Option Plan that was terminated in March 2005 whereby 1,910,976 shares of the Company's common stock had been reserved for issuance to eligible employees of the Company and its subsidiaries. The stock options were granted at an exercise price set by the Board of Directors provided that the minimum price was $2.50 per share for 955,488 shares and $5.00 per share for 955,488 shares. The term of the outstanding options is ten years. The stock options vest ratably over a period of four years.

**TRANSACTION SYSTEMS ARCHITECTS, INC. AND SUBSIDIARIES**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)**

*Stock Incentive Plans — Summary*

A summary of stock options issued under the various Stock Incentive Plans previously described and changes during fiscal 2005, 2004 and 2003 are as follows:

| | Year Ended September 30, | | | | | |
|---|---|---|---|---|---|---|
| | 2005 | | 2004 | | 2003 | |
| | Shares Under Option | Weighted Average Exercise Price | Shares Under Option | Weighted Average Exercise Price | Shares Under Option | Weighted Average Exercise Price |
| Outstanding, beginning of period | 3,800,274 | $13.16 | 5,200,046 | $12.32 | 5,876,557 | $12.64 |
| Granted | 1,335,000 | 23.33 | 275,400 | 18.28 | 441,000 | 9.42 |
| Exercised | (1,152,418) | 12.09 | (1,391,302) | 9.47 | (603,215) | 8.03 |
| Cancellations | (56,638) | 23.49 | (283,870) | 20.79 | (514,296) | 18.55 |
| Outstanding, end of period | 3,926,218 | $16.79 | 3,800,274 | $13.16 | 5,200,046 | $12.32 |
| Options exercisable at end of year | 2,189,180 | $13.42 | 2,571,726 | $13.88 | 3,367,637 | $13.52 |
| Shares available on September 30 for options that may be granted | 1,943,079 | | 923,563 | | 915,093 | |
| Weighted-average grant date fair value of options granted during the year | | $23.33 | | $18.28 | | $ 9.42 |

The following table summarizes information about stock options outstanding at September 30, 2005:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding | Weighted Average Remaining Contractual Life | Weighted Average Exercise Price | Number Exercisable | Weighted Average Exercise Price |
| $0.01 | 2,212 | 2.39 | $ 0.01 | 2,212 | $ 0.01 |
| $5.92 to $9.80 | 234,284 | 7.09 | 8.46 | 113,614 | 8.61 |
| $10.04 | 548,378 | 6.10 | 10.04 | 548,378 | 10.04 |
| $10.24 to $10.25 | 183,667 | 7.79 | 10.24 | 91,999 | 10.24 |
| $10.28 | 793,168 | 6.62 | 10.28 | 792,834 | 10.28 |
| $10.78 to $17.62 | 186,695 | 5.69 | 14.14 | 165,895 | 13.73 |
| $18.00 to $21.38 | 257,580 | 8.10 | 18.28 | 69,014 | 18.65 |
| $22.65 | 1,065,000 | 9.44 | 22.65 | — | — |
| $24.00 to $25.50 | 372,300 | 4.07 | 24.48 | 257,300 | 24.07 |
| $25.63 to $38.07 | 282,934 | 5.84 | 27.58 | 147,934 | 27.35 |
| | 3,926,218 | 7.15 | $16.79 | 2,189,180 | $13.42 |

At September 30, 2005, in addition to the previously-noted stock options outstanding, the Company had outstanding LTIP Performance Shares representing 37,000 shares of the Company's common stock. These LTIP Performance Shares, which were granted during fiscal 2005 pursuant to the Company's 2005 Incentive Plan, had a grant date fair value of $28.27 per share.

In fiscal 2005, 2004 and 2003, the Company recognized $125,000, $147,000 and $62,000, respectively, in compensation expenses related to the appreciation in stock value for 160,000 options between the grant date and the date the options were ratified by the Compensation Committee. In fiscal 2005, the Company also recognized $84,000 in compensation expenses resulting from acceleration of an option's vesting period for a board member whose service to the Company has been completed.

## 13. Employee Benefit Plans

*TSA 401(k) Plan*

The TSA 401(k) Plan is a defined contribution plan covering all domestic employees of TSA. Participants may contribute up to 60% of their pretax annual compensation up to a maximum of $14,000 (for employees who are under the age of 50 on December 31, 2005) or a maximum of $18,000 (for employees aged 50 or older on December 31, 2005). The Company matches participant contributions 160% on every dollar deferred to a maximum of 2.5% of compensation, not to exceed $4,000 per employee annually. Company contributions charged to expense during fiscal 2005, 2004 and 2003 were $2.4 million, $2.4 million and $2.4 million, respectively.

*ACI Worldwide EMEA Group Personal Pension Scheme*

The ACI Worldwide EMEA Group Personal Pension Scheme is a defined contribution plan covering substantially all ACI Worldwide (EMEA) Limited ("ACI-EMEA") employees. For those ACI-EMEA employees who elect to participate in the plan, the Company contributes a minimum of 8.5% of eligible compensation to the plan for employees employed at December 1, 2000 (up to a maximum of 15.5% for employees aged over 55 years on December 1, 2000) or 6.0% of eligible compensation for employees employed subsequent to December 1, 2000. ACI-EMEA contributions charged to expense during fiscal 2005, 2004 and 2003 were $1.6 million, $1.0 million and $1.3 million, respectively.

## 14. Income Taxes

The provision (benefit) for income taxes consists of the following (in thousands):

| | Year Ended September 30, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2005 | | | 2004 | | | 2003 | | |
| | Current | Deferred | Total | Current | Deferred | Total | Current | Deferred | Total |
| Federal . . . | $18,926 | $(1,935) | $16,991 | $ 6,439 | $(4,698) | $ 1,741 | $(2,932) | $19,205 | $16,273 |
| State . . . . . | 2,052 | 220 | 2,272 | 1,284 | 1,272 | 2,556 | (1,754) | 3,039 | 1,285 |
| Foreign . . . | 3,146 | 452 | 3,598 | 6,246 | 207 | 6,453 | (1,173) | 2,902 | 1,729 |
| Total . . . | $24,124 | $(1,263) | $22,861 | $13,969 | $(3,219) | $10,750 | $(5,859) | $25,146 | $19,287 |

**TRANSACTION SYSTEMS ARCHITECTS, INC. AND SUBSIDIARIES**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)**

Differences between the income tax provisions computed at the statutory federal income tax rate and per the consolidated statements of operations are summarized as follows (in thousands):

| | Year Ended September 30, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Tax expense at federal rate of 35% | $23,137 | $ 20,102 | $11,764 |
| Increase (decrease) in valuation allowance | 113 | (2,798) | 887 |
| State income taxes, net of federal benefit | 1,477 | 1,661 | 835 |
| Foreign tax rate differential | (293) | 1,410 | 120 |
| Impairment of goodwill | — | — | 3,252 |
| MDL restructuring | — | (11,337) | — |
| Impact of foreign taxes on U.S. return | — | 1,585 | 2,812 |
| Research and development credits | (198) | (299) | (314) |
| Extraterritorial income exclusion | (494) | (448) | (390) |
| Nontaxable municipal interest | (753) | — | — |
| Other | (128) | 874 | 321 |
| Income tax provision | $22,861 | $ 10,750 | $19,287 |

The deferred tax assets and liabilities result from differences in the timing of the recognition of certain income and expense items for tax and financial accounting purposes. The sources of these differences at each balance sheet date are as follows (in thousands):

| | September 30, | |
|---|---|---|
| | 2005 | 2004 |
| Current net deferred tax assets: | | |
| Foreign tax withholding | $ 4,325 | $ 3,914 |
| Impairment of investments | 4,927 | 4,927 |
| Allowance for uncollectible accounts | 210 | 479 |
| Deferred revenue | 2,063 | 281 |
| Other | 279 | (530) |
| | 11,804 | 9,071 |
| Less: valuation allowance | (9,252) | (8,841) |
| | $ 2,552 | $ 230 |
| Noncurrent net deferred tax assets: | | |
| Depreciation and amortization | $ 12,289 | $ 16,506 |
| Foreign tax credits | 12,126 | 5,194 |
| U.S. net operating loss carryforwards | 1,552 | 1,735 |
| Foreign net operating loss carryforwards | 23,392 | 27,516 |
| Capital loss carryforwards | 6,331 | 6,119 |
| Deferred revenue | 4,483 | 4,599 |
| Other | 2,819 | 964 |
| | 62,992 | 62,633 |
| Less: valuation allowance | (41,108) | (39,690) |
| | $ 21,884 | $ 22,943 |

The Company has recognized net deferred tax assets of $24.4 million as of September 30, 2005. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income, carryback opportunities and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the valuation allowances recorded.

The Company's net valuation allowance increased by $1.7 million during fiscal 2005 due to the decision to treat prior year foreign taxes as creditable rather than deductible, offset by a reduction in tax rates applied to fully reserved net operating loss carryforwards in various foreign jurisdictions. This change in the valuation allowance did not impact income tax expense.

During fiscal 2004, the Company completed a reorganization of its MessagingDirect Ltd. subsidiary and its related entities (collectively referred to as "the MDL entities"), and elected to treat certain foreign operations as branches of the U.S. parent company, which resulted in the recognition of a $12.0 million tax benefit, of which the federal benefit was $11.3 million and the state benefit was $0.7 million. This tax benefit arises from the excess of tax basis over the book carrying value of these foreign assets following the reorganization. The Company recorded a deferred tax asset in the same amount. The Company expects to recover the remaining portion of this deferred tax asset over the next ten years.

The Company had foreign tax credit carryforwards at September 30, 2005 of $12.1 million, which will begin to expire in fiscal 2010. The Company had domestic net operating loss carryforwards ("NOLs") for tax purposes of $1.3 million at September 30, 2005 related to the pre-acquisition periods of acquired subsidiaries, which begin to expire in fiscal 2009, and $2.8 million related to pre-reorganization losses of U.S. corporations that were not previously a part of the Company's U.S. consolidated income tax return, which begin to expire in 2021. The utilization of these NOLs may be limited pursuant to Section 382 of the Internal Revenue Code and Treasury Regulations under Section 1502.

At September 30, 2005, the Company had foreign tax NOLs of $65.9 million, a majority of which may be utilized over an indefinite life, with the remainder expiring over the next 15 years. A valuation allowance has been provided for substantially all of the deferred tax assets related to the foreign loss carryforwards to the extent management believes these carryforwards are more likely than not to expire unused due to the Company's historical or projected losses in certain of its foreign subsidiaries.

In addition, at September 30, 2005, the Company had domestic capital loss carryforwards for tax purposes of $17.0 million, for which a full valuation allowance has been provided. These domestic capital loss carryforwards begin to expire in fiscal 2006.

Recoverable income taxes includes current federal income tax benefits of $10.4 million that were recorded during fiscal 2003 in connection with amended income tax returns filed for the Company's 1999 through 2001 tax years. Of the $10.4 million recorded, $1.9 million has been received from the Internal Revenue Service ("IRS") as of September 30, 2005. The Company has provided tax contingencies of $6.8 million and $5.5 million against recoverable income taxes as of September 30, 2005 and 2004, respectively.

Four of the Company's foreign subsidiaries are the subject of tax examinations by the local taxing authorities. Other foreign subsidiaries could face challenges from various foreign tax authorities. It is not certain that the local authorities will accept the Company's tax positions. The Company believes its tax positions comply with applicable tax law and intends to vigorously defend its positions. However, differing positions on certain issues could be upheld by foreign tax authorities, which could adversely affect the Company's financial condition and results of operations.

The undistributed earnings of the Company's foreign subsidiaries of approximately $29.7 million are considered to be indefinitely reinvested. Accordingly, no provision for U.S. federal and state income taxes or foreign withholding taxes has been provided for such undistributed earnings. It is impractical to determine the additional income tax liability, if any, associated with the repatriation of undistributed foreign earnings.

*The American Jobs Creation Act of 2004 (the "Jobs Act")*

On October 22, 2004, the Jobs Act was enacted, which directly impacts the Company in several areas. The Jobs Act reduces the carryback period of foreign tax credits from two years to one year and extends the carryforward period from five years to ten years.

The Company currently takes advantage of the extraterritorial income exclusion ("EIE") in calculating its federal income tax liability. The Jobs Act repealed the EIE, the benefit of which will be phased out over a three-year period, with 80% of the prior benefit allowed in 2005, 60% in 2006 and 0% allowed in years after 2006.

The Jobs Act replaced the EIE with the new "manufacturing deduction" that allows a deduction from taxable income of up to 9% of "qualified production activities income," not to exceed taxable income. The deduction is phased in over a six-year period, with the eligible percentage increasing from 3% in 2005 to 9% in 2010.

The Jobs Act includes a foreign earnings repatriation provision that provides an 85% dividends received deduction for certain dividends received from controlled foreign corporations. To qualify for the deduction, the earnings must be reinvested in the United States pursuant to a domestic reinvestment plan established by the company's chief executive officer and approved by the company's board of directors. The Company has determined that it will not repatriate any foreign earnings under the repatriation provisions of the Jobs Act.

*Subsequent Event — Federal Tax Audit Settlement*

The Company has reached an agreement with the IRS to settle its open audit years 1997 through 2003, which will result in a refund to the Company. A refund claim was submitted to the Joint Committee on Taxation ("Joint Committee") for approval. Subsequent to the end of fiscal 2005, the Company was notified by the IRS that the Joint Committee approved the conclusions reached by the IRS with respect to the audit of the Company's 1997 through 2003 tax years. The total amount of the refund is estimated to be $8.9 million, plus interest of approximately $1.7 million. The Company recorded the effects of the refund plus interest in its consolidated financial statements in the first quarter of fiscal 2006, including entries to relieve related tax contingency reserves of $3.3 million. The

Company is evaluating the impact to the consolidated financial statements of other adjustments related to the audit settlement.

## 15. Commitments and Contingencies

In the normal course of business, the Company is liable for contract completion and product performance. From time to time, TSA may guarantee the performance of a contract on behalf of one or more of its subsidiaries, or a subsidiary may guarantee the performance of a contract on behalf of another subsidiary. In the opinion of management, such obligations will not significantly affect the Company's financial position, results of operations or cash flows.

*Operating Leases*

The Company leases office space, equipment and the corporate aircraft under operating leases that run through February 2017. The leases that the Company has entered into do not impose restrictions as to the Company's ability to pay dividends or borrow funds, or otherwise restrict the Company's ability to conduct business. On a limited basis, certain of the lease agreements include escalation clauses which provide for rent adjustments due to inflation changes. Lease payments subject to inflation adjustments do not represent a significant portion of the Company's future minimum lease payments. A number of the leases provide renewal options, but in all cases such renewal options are at the election of the Company. Certain of the lease agreements provide the Company with the option to purchase the leased equipment at its fair market value at the conclusion of the lease term. Aggregate minimum lease payments under these agreements in future fiscal years are as follows (in thousands):

| Fiscal Year Ending September 30, | Amount |
|---|---|
| 2006 | $10,886 |
| 2007 | 9,798 |
| 2008 | 7,606 |
| 2009 | 3,949 |
| 2010 | 2,681 |
| Thereafter | 2,403 |
| Total | $37,323 |

During fiscal 2005, the Company reversed an estimated lease termination loss accrual which reduced rent expense by $0.5 million. Total rent expense for fiscal 2005, 2004 and 2003 was $11.3 million, $12.1 million and $11.8 million, respectively.

*Legal Proceedings*

From time to time, the Company is involved in litigation relating to claims arising out of its operations. Other than as described below, the Company is not currently a party to any legal proceedings, the adverse outcome of which, individually or in the aggregate, would be likely to have a material adverse effect on the Company's financial condition or results of operations.

*Class Action Litigation.* In November 2002, two class action complaints were filed in the U.S. District Court for the District of Nebraska (the "Court") against the Company and certain individuals alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. Pursuant to a Court order, the two complaints were consolidated as Desert Orchid Partners v. Transaction Systems Architects, Inc., et al., with Genesee County Employees' Retirement System designated as lead plaintiff. The Second Amended Consolidated Class Action Complaint (the "Consolidated Complaint") alleges that during the purported class period, the Company and the named defendants misrepresented the Company's historical financial condition, results of operations and its future prospects, and failed to disclose facts that could have indicated an impending decline in the Company's revenues. The Consolidated Complaint seeks unspecified damages, interest, fees, costs and rescission. The class period alleged in the Consolidated Complaint is January 21, 1999 through November 18, 2002. The Company and the individual defendants filed a motion to dismiss the Consolidated Complaint. In response, on December 15, 2003, the Court dismissed, without prejudice, Gregory Derkacht, the Company's former President and Chief Executive Officer, as a defendant, but denied the motion to dismiss with respect to the remaining defendants, including the Company. On February 6, 2004, the Court entered a mediation reference order requiring the parties to mediate before a private mediator. The parties held a mediation session on March 18, 2004, which did not result in a settlement of the matter. On July 1, 2004, lead plaintiff filed a motion for class certification wherein, for the first time, lead plaintiff sought to add an additional class representative, Roger M. Wally. On August 20, 2004, defendants filed their opposition to the motion. On March 22, 2005, the Court issued an order certifying the class. Discovery is continuing.

*Derivative Litigation.* On January 10, 2003, Samuel Naito filed the suit of "Samuel Naito, derivatively on behalf of nominal defendant Transaction Systems Architects, Inc. v. Roger K. Alexander, Gregory D. Derkacht, Gregory J. Duman, Larry G. Fendley, Jim D. Kever, and Charles E. Noell, III and Transaction Systems Architects, Inc." in the State District Court in Douglas County, Nebraska (the "Naito matter"). The suit is a shareholder derivative action that generally alleges that the named individuals breached their fiduciary duties of loyalty and good faith owed to the Company and its stockholders by causing the Company to conduct its business in an unsafe, imprudent and unlawful manner, resulting in damage to the Company. More specifically, the plaintiff alleges that the individual defendants, and particularly the members of the Company's audit committee, failed to implement and maintain an adequate internal accounting control system that would have enabled the Company to discover irregularities in its accounting procedures with regard to certain transactions prior to August 2002, thus violating their fiduciary duties of loyalty and good faith, generally accepted accounting principles and the Company's audit committee charter. The plaintiff seeks to recover an unspecified amount of money damages allegedly sustained by the Company as a result of the individual defendants' alleged breaches of fiduciary duties, as well as the plaintiff's costs and disbursements related to the suit.

On January 24, 2003, Michael Russiello filed the suit of "Michael Russiello, derivatively on behalf of nominal defendant Transaction Systems Architects, Inc. v. Roger K. Alexander, Gregory D. Derkacht, Gregory J. Duman, Larry G. Fendley, Jim D. Kever, and Charles E. Noell, III and Transaction Systems Architects, Inc." in the State District Court in Douglas County, Nebraska (the "Russiello matter"). The suit is a stockholder derivative action involving allegations similar to those in the Naito matter. The plaintiff seeks to recover an unspecified amount of money damages allegedly sustained by the Company as a result of the individual defendants' alleged breaches of fiduciary duties, as well as the plaintiff's costs and disbursements related to the suit.

The Company filed a motion to dismiss in the Naito matter on February 14, 2003 and a motion to dismiss in the Russiello matter on February 21, 2003. A hearing was scheduled on those motions for March 14, 2003. Just prior to that date, plaintiffs' counsel requested that the derivative lawsuits be stayed pending a determination of an anticipated motion to dismiss to be filed in the class action lawsuits. The Company, by and through its counsel, agreed to that stay, pending a ruling on the motion to dismiss. No other defendants were ever served and no discovery was ever commenced.

*Federal Derivative Litigation.* On January 27, 2005, Norbert C. Abel, as Trustee on behalf of the Norbert C. Abel Trust, instituted a derivative action in federal District Court for the District of Nebraska against Gregory Derkacht, Seymour F. Harlan (sic), Roger K. Alexander, Jim D. Kever, Frank R. Sanchez, Jim Kerr, Charles E. Noell, III, Gregory J. Duman, Larry G. Fendley, William E. Fisher, Dwight Hanson, and David C. Russell, as individual defendants, and the Company, as nominal defendant (the "Abel matter"). The suit was a stockholder derivative action that contained virtually the same factual allegations as contained in the class action litigation described above. In addition, the suit alleged that the individual defendants breached fiduciary duties by failing to establish and maintain adequate accounting controls and, as to defendants Fisher, Russell, Duman, Fendley, Hanson and Derkacht, for breach of fiduciary duty and unjust enrichment based upon their receipt of salaries, bonuses and stock options based upon the Company's alleged false performance. The Complaint alleged Jim Kerr was a director of TSA. However, TSA has no record of an individual by the name of Jim Kerr ever having served as a director. On July 11, 2005, the individual defendants filed a motion to dismiss the complaint with prejudice, in which the Company joined on August 17, 2005. At the request of plaintiff's counsel, on September 12, 2005, plaintiff and defendants filed a joint motion to dismiss the case. On September 14, 2005, the Court dismissed the case in its entirety with prejudice.

## 16. Related Party Transactions

*Digital Courier Technologies, Inc.*

Coinciding with the Company's purchase of Digital Courier Technologies, Inc. ("DCTI") common stock in June 1999, DCTI agreed to allow one of the Company's designees to become a member of the DCTI Board of Directors, which was filled by an executive officer of the Company. This executive officer resigned as a member of the DCTI Board of Directors in 2001. No executive officer or director of the Company has served on the DCTI Board of Directors since his resignation.

On March 25, 1999, the Company and DCTI entered into a BASE24 software license arrangement. On March 31, 2000, the Company and DCTI entered into an additional software license arrangement which granted DCTI a non-transferable and non-exclusive software license to use the Company's BASE24 software in international markets. These arrangements came to their conclusions during fiscal 2004. Revenues recognized from DCTI under these arrangements totaled $1.4 million and $2.2 million in fiscal 2004 and 2003, respectively.

## 17. Quarterly Information (Unaudited)

The following table sets forth certain unaudited financial data for each of the quarters within fiscal 2005 and 2004. This information has been derived from the Company's consolidated financial statements and in management's opinion, reflects all adjustments necessary for a fair presentation of the information for the quarters presented. The operating results for any quarter are not necessarily indicative of results for any future period. Amounts presented are in thousands, except per share data:

| | Quarter Ended | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Sept. 30, 2005 | June 30, 2005 | March 31, 2005 | Dec. 31, 2004 | Sept. 30, 2004 | June 30, 2004 | March 31, 2004 | Dec. 31, 2003 |
| Revenues: | | | | | | | | |
| Software license fees | $40,007 | $37,656 | $42,953 | $47,806 | $36,240 | $37,549 | $42,380 | $41,233 |
| Maintenance fees | 23,834 | 24,938 | 22,649 | 22,080 | 21,714 | 23,087 | 22,370 | 21,313 |
| Services | 15,161 | 15,409 | 10,024 | 10,720 | 11,754 | 11,896 | 11,777 | 11,471 |
| Total revenues (2) | 79,002 | 78,003 | 75,626 | 80,606 | 69,708 | 72,532 | 76,527 | 74,017 |
| Expenses: | | | | | | | | |
| Cost of software license fees | 6,478 | 6,539 | 5,725 | 5,906 | 5,888 | 6,280 | 6,189 | 6,639 |
| Cost of maintenance and services | 18,580 | 14,102 | 13,818 | 13,836 | 14,272 | 13,390 | 14,739 | 14,979 |
| Research and development | 9,844 | 9,704 | 10,223 | 9,915 | 9,699 | 9,303 | 9,572 | 9,433 |
| Selling and marketing | 18,748 | 16,183 | 15,368 | 15,301 | 15,162 | 16,030 | 16,127 | 13,790 |
| General and administrative | 14,211 | 16,289 | 14,449 | 13,563 | 12,422 | 14,554 | 15,834 | 13,668 |
| Total expenses (2) | 67,861 | 62,817 | 59,583 | 58,521 | 57,443 | 59,557 | 62,461 | 58,509 |
| Operating income | 11,141 | 15,186 | 16,043 | 22,085 | 12,265 | 12,975 | 14,066 | 15,508 |
| Other income (expense): | | | | | | | | |
| Interest income | 1,116 | 1,279 | 864 | 584 | 536 | 354 | 349 | 523 |
| Interest expense | (103) | (102) | (137) | (168) | (239) | (284) | (381) | (531) |
| Other, net | (236) | (453) | 255 | (1,247) | (775) | 995 | (131) | 2,205 |
| Total other income (expense) | 777 | 724 | 982 | (831) | (478) | 1,065 | (163) | 2,197 |
| Income before income taxes | 11,918 | 15,910 | 17,025 | 21,254 | 11,787 | 14,040 | 13,903 | 17,705 |
| Income tax (provision) benefit (1) | (2,783) | (5,915) | (5,832) | (8,331) | (1,781) | 4,622 | (5,927) | (7,664) |
| Net income | $ 9,135 | $ 9,995 | $11,193 | $12,923 | $10,006 | $18,662 | $ 7,976 | $10,041 |
| Earnings per share: | | | | | | | | |
| Basic | $ 0.25 | $ 0.27 | $ 0.29 | $ 0.34 | $ 0.27 | $ 0.50 | $ 0.22 | $ 0.28 |
| Diluted | $ 0.24 | $ 0.26 | $ 0.29 | $ 0.34 | $ 0.26 | $ 0.49 | $ 0.21 | $ 0.27 |

(1) The income tax provision for the quarter ended September 30, 2005 includes an adjustment of $0.8 million related to utilization of foreign tax credits that were not recognized in earlier quarters of fiscal 2005. This adjustment would not have had a material impact on any of the prior three quarters had those credits been recognized in the interim periods in which they were generated. As of September 30, 2005, the total income tax provision reflects all foreign tax credits the Company expects to utilize.

(2) On July 29, 2005, the Company acquired the business of S2 through the acquisition of substantially all of its assets. Included in fiscal 2005 are revenues and expenses of $2.4 million and $3.8 million, respectively, from S2-related operations.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**TRANSACTION SYSTEMS ARCHITECTS, INC.**
(Registrant)

Date: December 13, 2005

By: /s/ PHILIP G. HEASLEY
Philip G. Heasley
*President and Chief Executive Officer*

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Name | Title | Date |
|---|---|---|
| /s/ PHILIP G. HEASLEY<br>Philip G. Heasley | President, Chief Executive Officer and Director (principal executive officer) | December 13, 2005 |
| /s/ DAVID R. BANKHEAD<br>David R. Bankhead | Senior Vice President, Chief Financial Officer and Treasurer (principal financial officer) | December 13, 2005 |
| /s/ DONALD P. NEWMAN<br>Donald P. Newman | Vice President, Chief Accounting Officer and Controller (principal accounting officer) | December 13, 2005 |
| /s/ HARLAN F. SEYMOUR<br>Harlan F. Seymour | Chairman of the Board and Director | December 13, 2005 |
| /s/ ROGER K. ALEXANDER<br>Roger K. Alexander | Director | December 13, 2005 |
| /s/ JOHN D. CURTIS<br>John D. Curtis | Director | December 13, 2005 |
| /s/ GREGORY D. DERKACHT<br>Gregory D. Derkacht | Director | December 13, 2005 |
| /s/ JIM D. KEVER<br>Jim D. Kever | Director | December 13, 2005 |
| /s/ JOHN E. STOKELY<br>John E. Stokely | Director | December 13, 2005 |

## BOARD OF DIRECTORS

**ARLAN F. SEYMOUR**
*hairman of the Board*
ansaction Systems Architects, Inc.
rincipal – HFS LLC

**HILIP G. HEASLEY**
*resident and Chief Executive Officer*
ansaction Systems Architects, Inc.

**REGORY D. DERKACHT**
*ecutive Vice President*
ansaction Systems Architects, Inc.

**OGER K. ALEXANDER**
*hief Executive Officer* – S2 Card Services Ltd

**OHN D. CURTIS**
*ttorney*

**M D. KEVER**
*artner* – Voyent Partners LLC

**OHN E. STOKELY**
*resident* – JES, Inc. LLC

## INVESTOR INFORMATION

A copy of the Company's Annual Report on Form 10-K for the year ended September 30, 2005, as filed with the Securities and Exchange Commission will be sent to stockholders free of charge upon written request to:

*Investor Relations Department*
*Transaction Systems Architects, Inc.*
*224 South 108th Avenue*
*Omaha, Nebraska 68154*

**Transfer Agent**

Communications regarding change of address, transfer of stock ownership or lost stock certificates should be directed to:

*Wells Fargo Shareowner Services*
*161 North Concord Exchange*
*South St. Paul, Minnesota 55075*

**Stock Listing**

The Company's common stock trades on the NASDAQ Stock Market® under the symbol TSAI.

**Annual Meeting**

The Annual Meeting of Shareholders will be held at 10:00 a.m. on Tuesday, March 7, 2006, at the Marriott Hotel, 10220 Regency Circle, Omaha, Nebraska 68114

**Independent Public Accountants**

KPMG LLP
Two Central Park Plaza
Suite 1501
Omaha, Nebraska 68102

## PRINCIPAL OFFICES

**CORPORATE HEADQUARTERS**
Transaction Systems Architects
United States – Omaha, NE

**OFFICES**
Argentina
Australia
Bahrain
Brazil
Canada
France
Germany
Greece
Italy
Japan
Korea
Mexico
The Netherlands
Russia
Singapore
South Africa
Spain
United Arab Emirates
United Kingdom
United States

TRANSACTION SYSTEMS ARCHITECTS, INC
224 SOUTH 108TH AVENUE
OMAHA, NEBRASKA 68154
WWW.TSAINC.COM

TSA